                                                Filed Pursuant to Rule 424(b)(4)
                                                              Reg. No. 333-44835
PROSPECTUS

                               5,000,000 SHARES

                                [LOGO OF HESKA]

                                 COMMON STOCK

                               ----------------

  Of the 5,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), of Heska Corporation ("Heska" or the "Company") offered hereby, 4,500,000 shares are being offered by the Company and 500,000 shares are being offered by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholder.

  The Common Stock is traded on the Nasdaq National Market under the symbol "HSKA." On February 25, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $9 7/8 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
    THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK
                                OFFERED HEREBY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================

                                                                     PROCEEDS TO
                                 PRICE TO   UNDERWRITING PROCEEDS TO   SELLING
                                  PUBLIC    DISCOUNT(1)  COMPANY(2)  STOCKHOLDER
--------------------------------------------------------------------------------
Per Share.....................    $9.875        $.54       $9.335      $9.335
--------------------------------------------------------------------------------
Total(3)......................  $49,375,000  $2,700,000  $42,007,500 $4,667,500

================================================================================
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $350,000.
(3) The Company has granted the Underwriters an option to purchase up to an additional 750,000 shares of Common Stock, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $56,781,250, $3,105,000 and $49,008,750, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares of Common Stock will be made in New York, New York on or about March 3, 1998.

                               ----------------

MERRILL LYNCH & CO.

                          CREDIT SUISSE FIRST BOSTON

                                                              HAMBRECHT & QUIST

                               ----------------

               The date of this Prospectus is February 25, 1998.

                      [INSIDE FRONT COVER OF PROSPECTUS]


                                   [ARTWORK]

                   DESCRIPTION OF ART ON INSIDE FRONT COVER

       [PHOTOGRAPHS OF: MAN AND CHILD WITH DOG; CAT; A HESKA LABORATORY AND THE HESKA PERIODONTAL DISEASE THERAPEUTIC PRODUCT APPEARS HERE.]

 [PHOTOGRAPHS OF: MAN AND CHILD WITH DOG, CAT, A HESKA LABORATORY AND THE HESKA
             PERIODONTAL THERAPEUTIC DISEASE PRODUCT APPEARS HERE]

CAPTIONS READ: (1) THE COMPANION ANIMAL HEALTH MARKET IS APPROXIMATELY $3
               BILLION WORLDWIDE WITH $1.5 BILLION IN THE UNITED STATES; (2) ISSUED PATENTS: 13; APPLICATIONS PENDING: 80; (3) HESKA'S APPROXIMATELY 475 EMPLOYEES HOLD 51 PH.D. AND 33 D.V.M DEGREES; AND (4) HESKA INTRODUCED 13 NEW PRODUCTS IN 1997. THERE ARE 15 PRODUCTS CURRENTLY ON THE MARKET WITH OVER 25 IN DEVELOPMENT.

Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Such transactions may include stabilizing, the purchase of common stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the consolidated financial statements and related notes appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed or projected by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

  Heska discovers, develops, manufactures and markets companion animal health products. Heska believes that it is the first company to undertake a concerted effort to use biotechnology to create a broad range of diagnostic, therapeutic and vaccine products for companion animals, primarily dogs, cats and horses. The Company currently has 15 products on the market and over 25 products in research and development. The Company operates two full scale USDA and FDA licensed facilities which manufacture products for Heska and other companies. Heska has corporate partnerships with Novartis AG, Bayer AG and Eisai Co., Ltd. and plans to expand its products and services through complementary acquisitions, licenses and collaborations. In 1997, Heska launched 13 new products, acquired three operating companies and had total revenues of $20.9 million.

  The companion animal health market is large and rapidly growing. There are approximately 67 million cats, 57 million dogs and seven million horses in the United States and more than another 100 million cats, dogs and horses in the rest of the developed world. According to industry estimates, the worldwide market for companion animal health products and diagnostic services exceeds $3.0 billion, of which approximately $1.5 billion is in the United States. In the United States, the introduction of novel products has been an important factor in market growth. In addition to rapid growth, the Company believes that the relative lack of biotechnology-based products and faster, less expensive regulatory processes for new products make the companion animal health market very attractive.

  The Company's goal is to become the companion animal health care company of choice for veterinarians. The Company's strategy is to assist veterinarians in providing comprehensive patient care by offering a broad line of diagnostic, therapeutic and vaccine products. The Company believes that its recently introduced products address unmet veterinary medical needs and are expanding the companion animal health market. For example, in 1997, the Company introduced a family of allergy diagnostic products that it believes is the new state-of-the-art in allergy diagnosis. Heska also recently introduced a unique therapeutic product for canine periodontal disease. In addition to these recently introduced products, many of Heska's products currently in research and development will also serve to advance the state of veterinary medicine. For example, the Company is developing canine and feline flea control and heartworm vaccines. The development of such vaccines would be a scientific and commercial breakthrough.

  Heska sells its products in the United States directly to veterinarians through its direct sales force of 33 people and 12 veterinary distributors employing more than 300 field sales representatives. Heska also recently began selling its products in Europe through veterinary distributors. In addition to its direct sales force and sales agents, the Company markets its products and builds Heska brand recognition through the use of trade shows, scientific conferences and print advertising. The Company has sold its products to approximately 6,500 of the approximately 20,000 small animal veterinary clinics in the United States within the last 12 months. The Company believes its market penetration will continue to increase rapidly with the introduction and adoption of its new products.

  The Company also intends to continue to grow through the acquisition of complementary products and businesses. The Company's recent acquisitions include: the April 1996 purchase of Diamond Animal Health, Inc., a USDA and FDA licensed biological and pharmaceutical manufacturing facility; the February 1997 purchase of Bloxham Laboratories Limited, one of the largest veterinary diagnostic laboratories in the United Kingdom; the July 1997 purchase of the allergy immunotherapy products business of Center Laboratories, an FDA and USDA licensed manufacturer of allergy immunotherapy products; and the September 1997 purchase of CMG Centre Medical des Grand'Places SA, a Swiss company which manufactures and markets allergy diagnostic products for use in veterinary and human medicine, primarily in Europe and Japan. The Company believes that significant acquisition opportunities exist in the companion animal health market and plans to continue to actively pursue such opportunities.

  Heska has entered into agreements with three major pharmaceutical companies, Novartis AG, Bayer AG and Eisai Co., Ltd., to provide funding for its research and development programs. In April 1996, Novartis made a $36.0 million equity investment in the Company. These partners have rights to market certain resulting Heska products.

  The Company is located at 1825 Sharp Point Drive, Fort Collins, Colorado 80525 and its telephone number is (970) 493-7272. Heska and its subsidiaries currently employ approximately 475 persons. As used in this Prospectus, "Heska" and the "Company" refer to Heska Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context requires otherwise. HESKA, the HESKA logo, DIAMOND, the DIAMOND logo, BLOXHAM, the BLOXHAM logo, CENTER, the CENTER logo and HESKA PERIODONTAL DISEASE THERAPEUTIC are trademarks of the Company. This prospectus also includes trade names and trademarks of companies other than Heska.

                              RECENT DEVELOPMENTS

  On February 3, 1998, Heska entered into a definitive agreement to acquire all of the outstanding shares of Sensor Devices, Inc., a privately-held Wisconsin corporation ("SDI"), in a stock-for-stock transaction valued at approximately $9 million. SDI manufactures, markets and distributes a line of medical sensor products that are used in monitoring the vital signs of veterinary patients. The transaction, which is expected to close by March 31, 1998, is subject to various closing conditions, including SDI shareholder approval.

                                  THE OFFERING

  The offering of 5,000,000 shares of the Company's Common Stock in the United States and Canada is referred to herein as the "Offering."

Common Stock Offered:
    By the Company...........................   4,500,000 shares
    By the Selling Stockholder...............     500,000 shares
                                                ---------
        Total................................   5,000,000 shares
                                                =========

Common Stock to be outstanding after the
 Offering....................................  23,354,015 shares(1)
Use of Proceeds..............................  The net proceeds to be received by the
                                               Company from the Offering will be used for
                                               research and development, sales and
                                               marketing activities, expansion and
                                               development of manufacturing operations,
                                               potential acquisitions, working capital and
                                               general corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market Symbol................  HSKA

--------
(1) Based on shares outstanding at December 31, 1997. Does not include (i) 3,495,254 shares of Common Stock reserved for issuance at December 31, 1997 under the Company's stock option plans, under which there were options outstanding as of that date to purchase an aggregate of 2,426,885 shares of Common Stock, (ii) 24,992 shares of Common Stock issuable upon exercise of warrants outstanding as of December 31, 1997 or (iii) approximately 650,000 shares of Common Stock to be issued in connection with the pending acquisition of SDI. See "Capitalization," "Management--Stock Option Plan," "Description of Capital Stock--Warrants" and Note 10 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

  In addition to the other information contained in this Prospectus, the discussion of risk factors on pages 7 through 13 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock include the following factors: "Dependence on Development and Introduction of New Products;" "Loss History and Accumulated Deficit; Uncertainty of Future Profitability; Quarterly Fluctuations and Customer Concentration;" "Limited Sales and Marketing Experience; Dependence on Others;" "Highly Competitive Industry;" "Uncertainty of Patent and Proprietary Technology Protection; License of Technology of Third Parties;" "Limited Manufacturing Experience and Capacity; Reliance on Contract Manufacturers;" "Government Regulation; No Assurance of Obtaining Regulatory Approvals;" "Future Capital Requirements; Uncertainty of Additional Funding;" "Potential Difficulties in Management of Growth; Identification and Integration of Acquisitions;" "Dependence on Key Personnel;" "Potential Product Liability; Limited Insurance Coverage;" "Risk of Liability from Release of Hazardous Materials;" "Possible Volatility of Stock Price;" "Potential Adverse Market Impact of Shares Eligible for Future Sale;" "Broad Discretion to Allocate Offering Proceeds;" "Control by Directors, Executive Officers, Principal Stockholders and Affiliated Entities;" "Anti-Takeover Effect of Certain Charter and Bylaw Provisions and Delaware Law;" and "Forward-Looking Statements."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          YEAR ENDED DECEMBER 31,
                                  --------------------------------------------
                                   1993     1994    1995      1996      1997
                                  -------  ------  -------  --------  --------
CONSOLIDATED STATEMENT OF OPERA-
 TIONS DATA:
Revenues:
  Products, net.................  $   --   $  --   $   --   $  8,013  $ 18,299
  Research and development......    1,817   3,858    2,230     1,946     2,578
                                  -------  ------  -------  --------  --------
    Total revenues..............    1,817   3,858    2,230     9,959    20,877
Costs and operating expenses:
  Cost of goods sold............      --      --       --      6,648    14,245
  Research and development......    2,427   3,685    6,031    14,038    19,990
  Selling and marketing.........      --      --       --      2,493     8,693
  General and administrative....      540     904      864     4,540    10,937
  Amortization of intangible
   assets and deferred
   compensation.................      --      --       --      1,101     2,381
  Purchased research and devel-
   opment.......................      --      --       --        --      2,399
                                  -------  ------  -------  --------  --------
    Total costs and operating
     expenses...................    2,967   4,589    6,895    28,820    58,645
                                  -------  ------  -------  --------  --------
Loss from operations............   (1,150)   (731)  (4,665)  (18,861)  (37,768)
Other income (expense)..........      (37)   (153)      99       886       476
                                  -------  ------  -------  --------  --------
Net loss........................  $(1,187) $ (884) $(4,566) $(17,975) $(37,292)
                                  =======  ======  =======  ========  ========
Pro forma net loss per
 share(1).......................                            $  (1.35) $  (2.33)
                                                            ========  ========
Number of shares used in comput-
 ing pro forma net loss per
 share(1).......................                              13,307    16,033

                                                          DECEMBER 31, 1997
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(2)
                                                       --------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...... $ 28,746     $70,404
Working capital.......................................   31,544      73,202
Total assets..........................................   65,248     106,906
Long-term obligations.................................   10,308      10,308
Accumulated deficit...................................  (67,568)    (67,568)
Total stockholders' equity............................   43,672      85,330

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma net loss per share.
(2) Adjusted to reflect the sale by the Company of 4,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  The discussion in this Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed or projected by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                 RISK FACTORS

  In evaluating the Company's business, prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus.

DEPENDENCE ON DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS

  Many of the Company's products are still under development and there can be no assurance such products will be successfully developed or commercialized on a timely basis, or at all. The Company believes that its revenue growth and profitability, if any, will substantially depend upon its ability to complete development of and successfully introduce and commercialize its new products. The development and regulatory approval activities necessary to bring new products to market are time-consuming and costly. There can be no assurance that the Company will not experience difficulties that could delay or prevent successfully developing, obtaining regulatory approvals to market or introducing these new products, that regulatory clearance or approval of any new products will be granted by the United States Department of Agriculture ("USDA"), the United States Food and Drug Administration ("FDA"), the Environmental Protection Agency ("EPA") or foreign regulatory authorities on a timely basis, or at all, or that the new products will be successfully commercialized. The Company's strategy is to develop a broad range of products addressing different disease indications. The Company has limited resources to devote to the development of all its products and consequently a delay in the development of one product or the use of resources for product development efforts that prove unsuccessful may delay or jeopardize the development of its other product candidates. Further, for certain of the Company's proposed products, the Company is dependent on collaborative partners to successfully and timely perform research and development activities on behalf of the Company. In order to successfully commercialize any new products, the Company will be required to establish and maintain a reliable, cost-efficient source of manufacturing for such products. If the Company is unable, for technological or other reasons, to complete the development, introduction or scale up of manufacturing of any new product or if any new product is not approved for marketing or does not achieve a significant level of market acceptance, the Company could be materially and adversely affected. Following the introduction of a product, adverse side effects may be discovered that make the product no longer commercially viable. Publicity regarding such adverse effects could affect sales of the Company's other products for an indeterminate time period. The Company is dependent on the acceptance of its products by both veterinarians and pet owners. The failure of the Company to engender confidence in its products and services could affect the Company's ability to attain sustained market acceptance of its products. See "Business-- Manufacturing," "--Government Regulation" and "--Collaborative Agreements."

LOSS HISTORY AND ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY; QUARTERLY FLUCTUATIONS AND CUSTOMER CONCENTRATION

  Heska has incurred net losses since its inception. At December 31, 1997, the Company's accumulated deficit was $67.6 million. The Company anticipates that it will continue to incur additional operating losses for the next several years. Such losses have resulted principally from expenses incurred in the Company's research and development programs and, to a lesser extent, from general and administrative and sales and marketing expenses. Currently, a substantial portion of the Company's revenues are from Diamond Animal Health, Inc. ("Diamond"), which manufactures veterinary biologicals and pharmaceuticals for major companies in the animal health industry. Revenues from one Diamond customer comprised approximately 29% of total revenues in 1997 under the terms of a take-or-pay contract which expires in June 1999. If this customer does not continue to purchase from Diamond and if the lost revenues are not replaced by other customers or products, the Company's financial condition and results of operations could be adversely affected.

  There can be no assurance that the Company will attain profitability or, if achieved, will remain profitable on a quarterly or annual basis in the future. The Company believes that future operating results will be subject to quarterly fluctuations due to a variety of factors, including whether and when new products are successfully developed and introduced by the Company or its competitors, market acceptance of current or new products, regulatory delays, product recalls, competition and pricing pressures from competitive products, manufacturing delays, shipment problems, product seasonality and changes in the mix of products sold. Because the Company is continuing to increase its operating expenses for personnel, new product development and marketing, the Company's operating results will be adversely affected if its sales do not correspondingly increase or if its product development efforts are unsuccessful or subject to delays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED SALES AND MARKETING EXPERIENCE; DEPENDENCE ON OTHERS

  To be successful, Heska will have to continue to develop and train its direct sales force or rely on marketing partners or other arrangements with third parties for the marketing, distribution and sale of its products. The Company is currently marketing its products to veterinarians through a direct sales force and certain third parties. There can be no assurance that the Company will be able to successfully maintain marketing, distribution or sales capabilities or make arrangements with third parties to perform those activities on terms satisfactory to the Company. See "Business--Sales, Marketing and Customer Service."

  In addition, the Company has granted marketing rights to certain products under development to third parties, including Novartis AG ("Novartis"), Bayer AG ("Bayer") and Eisai Co., Ltd. ("Eisai"). Novartis has the right to manufacture and market throughout the world (except in countries where Eisai has such rights) under Novartis trade names any flea control vaccine or feline heartworm vaccine developed by the Company on or before December 31, 2005. The Company retained the right to co-exclusively manufacture and market these products throughout the world under its own trade names. Accordingly, if both elect to market these products, the Company and Novartis will be direct competitors, with each party sharing revenues on the other's sales. Heska also granted Novartis a right of first refusal pursuant to which, prior to granting rights to any third party for any products or technology developed or acquired by the Company for either companion animal or food animal applications, Heska must first offer Novartis such rights. Bayer has exclusive marketing rights to the Company's canine heartworm vaccine and its feline toxoplasmosis vaccine (except in countries where Eisai has such rights). Eisai has exclusive rights in Japan and most countries in East Asia to market the Company's feline and canine heartworm vaccines, feline and canine flea control vaccines and feline toxoplasmosis vaccine. The Company's agreements with its marketing partners contain no minimum purchase requirements in order for such parties to maintain their exclusive or co-exclusive marketing rights. There can be no assurance that Novartis, Bayer or Eisai or any other collaborative party will devote sufficient resources to marketing the Company's products. Furthermore, there is nothing to prevent Novartis, Bayer or Eisai or any other collaborative party from pursuing alternative technologies or products that may compete with the Company's products. See "Business--Collaborative Agreements."

HIGHLY COMPETITIVE INDUSTRY

  The market in which the Company competes is intensely competitive. Heska's competitors include companion animal health companies and major pharmaceutical companies that have animal health divisions. Companies with a significant presence in the animal health market, such as American Home Products, Bayer, Merial Ltd., Novartis, Pfizer Inc and IDEXX Laboratories, Inc., have developed or are developing products that do or would compete with the Company's products. Novartis and Bayer are marketing partners of the Company, and their agreements with the Company do not restrict their ability to develop and market competing products. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors may offer broader product lines and have greater name recognition than the Company. Additionally, the market for companion animal health care products is highly fragmented, with discount stores and specialty pet stores accounting for a substantial percentage of such sales. As Heska intends to distribute its products only through veterinarians, a substantial segment of the potential market may not be reached, and the Company may not be able to offer its products at prices which are competitive with those of companies that distribute their products through retail channels. There can be no assurance that the Company's competitors will not develop or market technologies or products that are more effective or commercially attractive than the Company's current or future products or that would render the Company's technologies and products obsolete. Moreover, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. See "Business--Competition."

UNCERTAINTY OF PATENT AND PROPRIETARY TECHNOLOGY PROTECTION; LICENSE OF TECHNOLOGY OF THIRD PARTIES

  The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology and either to operate without infringing the proprietary rights of others or to obtain rights to such technology. Heska has United States and foreign issued patents and is currently prosecuting patent applications in the United States and with certain foreign patent offices. There can be no assurance that any of the Company's pending patent applications will result in the issuance of any patents or that, if issued, any such patents will offer protection against competitors with similar technology. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented in the future or that the rights created thereunder will provide a competitive advantage.

  The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation in the United States or other countries or interference proceedings conducted in the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings, and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce any patents issued to the Company or its collaborative partners, to protect trade secrets or know-how owned by the Company or its collaborative partners, or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceeding will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties. Further, either as the result of such litigation or proceedings or otherwise, the Company may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

  The Company licenses technology from a number of third parties. The majority of such license agreements impose due diligence or milestone obligations and in some cases impose minimum royalty or sales obligations upon the Company in order for the Company to maintain its rights thereunder.

  The Company's products may incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. As is typical in its industry, from time to time the Company and its collaborators have received and may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third party patents. It is the Company's policy when it receives such notices to conduct investigations of the claims asserted. With respect to notices the Company has received to date, the Company believes, after due investigation, that it has meritorious defenses to the infringement claims asserted. Any legal action against the Company or its collaborators may require the Company or its collaborators to obtain a license in order to market or manufacture affected products or services. However, there can be no assurance that the Company or its collaborators will be able to obtain licenses for technology patented by others on commercially reasonable terms, that they will be able to develop alternative approaches if unable to obtain licenses, or that the current and future licenses will be adequate for the operation of their businesses. The failure to obtain necessary licenses or to identify and implement alternative approaches could prevent the Company and its collaborators from commercializing certain of their products under development and could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company also relies upon trade secrets, technical know-how and continuing invention to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. See "Business--Intellectual Property."

LIMITED MANUFACTURING EXPERIENCE AND CAPACITY; RELIANCE ON CONTRACT
MANUFACTURERS

  To be successful, the Company must manufacture, or contract for the manufacture of, its current and future products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. In order to provide for manufacturing of its products, the Company acquired Diamond in April 1996 and certain assets of Center Laboratories ("Center") in July 1997. Significant work will be required for the scaling up of manufacturing of many new products and there can be no assurance that such work can be completed successfully or on a timely basis.

  In addition to Diamond and Center, the Company intends to rely on contract manufacturers for certain of its products. The Company currently has supply agreements with Atrix Laboratories ("Atrix") for its canine periodontal disease therapeutic and a supply agreement with Quidel Corporation ("Quidel") for certain manufacturing services relating to its point-of-care canine and feline heartworm diagnostic tests. These agreements all require the manufacturing partner to supply the Company's requirements within certain parameters. There can be no assurance that these partners will be able to manufacture products to regulatory standards and the Company's specifications or in a cost-effective and timely manner. If any supplier were to be delayed in scaling up commercial manufacturing, were to be unable to produce a sufficient quantity of products to meet market demand, or were to request renegotiation of contract prices, the Company's business could be materially and adversely affected. While the Company typically retains the right to manufacture products itself or contract with an alternative supplier in the event of the manufacturer's breach, any transfer of production would necessarily involve significant delays in production and additional expense to the Company to scale up production at a new facility and to apply for regulatory licensure for the production of products at that new facility. In addition, there can be no assurance that the Company will be able to locate suitable manufacturing partners for its products under development or alternative suppliers if present arrangements are not satisfactory. See "Business--Manufacturing."

GOVERNMENT REGULATION; NO ASSURANCE OF OBTAINING REGULATORY APPROVALS

  The development, manufacture and marketing of most of the Company's products are subject to regulation by various governmental authorities, consisting principally of the USDA and the FDA in the United States and various regulatory agencies outside the United States. Delays in obtaining, or failure to obtain any necessary regulatory approvals would have a material adverse effect on the Company's future product sales and operations. Any acquisitions of new products and technologies may subject the Company to additional government regulation.

  The Company's manufacturing facilities and those of any contract manufacturers the Company may use are subject to the requirements of and subject to periodic regulatory inspections by the FDA, USDA and other federal, state and foreign regulatory agencies. There can be no assurance that the Company or its contractors will continue to satisfy such regulatory requirements, and any failure to do so would have a material adverse effect on the Company's business, financial condition or results of operations.

  There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations. See "Business--Government Regulation."

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

  While the Company believes that its available cash, together with the proceeds of the Offering, will be sufficient to satisfy its funding needs for current operations for the next 12 months, assuming no significant uses of cash in acquisition activities, the Company has incurred negative cash flow from operations since inception and does not expect to generate positive cash flow sufficient to fund its operations for the next several years. Thus, the Company may need to raise additional capital to fund its research and development, manufacturing and sales and marketing activities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including market acceptance of current and future products; successful development of new products; timing of regulatory actions regarding the Company's potential products; costs and timing of expansion of sales, marketing and manufacturing activities; procurement, enforcement and defense of patents important to the Company's business; results of product trials; and competition. There can be no assurance that such additional capital will be available on terms acceptable to the Company, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If adequate funds are not available, the Company may be required to curtail its operations significantly or to obtain funds through entering into collaborative agreements or other arrangements on unfavorable terms. The failure by the Company to raise capital on acceptable terms when needed would have a material adverse effect on the Company's business, financial condition or results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

POTENTIAL DIFFICULTIES IN MANAGEMENT OF GROWTH; IDENTIFICATION AND INTEGRATION OF ACQUISITIONS

  The Company anticipates additional growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations as new products are developed and commercialized. This growth will result in an increase in responsibilities for both existing and new management personnel. The Company's ability to manage growth effectively will require it to continue to implement and improve its operational, financial and management information systems and to train, motivate and manage its current employees and hire new employees. There can be no assurance that the Company will be able to manage its expansion effectively, and a failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

  In 1996, Heska consummated the acquisitions of Diamond and of assets relating to its canine allergy business. The Company's recent acquisitions include: the February 1997 purchase of Bloxham Laboratories Limited, a veterinary diagnostic laboratory in the United Kingdom ("Bloxham"); the July 1997 purchase of the allergy immunotherapy products business of Center, an FDA and USDA licensed manufacturer of allergy immunotherapy products; and the September 1997 purchase of CMG Centre Medical des Grand'Places SA, a Swiss corporation ("CMG") which manufactures and markets allergy diagnostic products for use in veterinary and human medicine, primarily in Europe and Japan. Moreover, the Company anticipates using a portion of the proceeds from the Offering to make additional acquisitions. See "Use of Proceeds." The Company also anticipates issuing additional shares of Common Stock to effect future acquisitions. Such issuances may be dilutive. Identifying and pursuing acquisition opportunities, integrating the acquired businesses and managing growth requires a significant amount of management time and skill. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions, integrating acquisitions or managing future growth. The failure to do so may have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent on the efforts of its senior management and scientific team, including its Chief Executive Officer and Chief Scientific Officer. The loss of the services of any member of its senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Because of the specialized scientific nature of the Company's business, the Company is highly dependent on its ability to attract and retain qualified scientific and technical personnel. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of the Company's activities. Loss of the services of, or failure to recruit, key scientific and technical personnel could adversely affect the Company's business, financial condition or results of operations. See "Business--Employees" and "Management--Directors, Executive Officers and Key Employees."

POTENTIAL PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

  The testing, manufacturing and marketing of the Company's current products as well as those currently under development entail an inherent risk of product liability claims and associated adverse publicity. To date, the Company has not experienced any material product liability claims, but any such claims arising in the future could have a material adverse effect on the Company's business, financial condition or results of operations. Potential product liability claims may exceed the amount of the Company's insurance coverage or may be excluded from coverage under the terms of the policy. There can be no assurance that the Company will be able to continue to obtain adequate insurance at a reasonable cost, if at all. In the event that the Company is held liable for a claim against which it is not indemnified or for damages exceeding the limits of its insurance coverage or which results in significant adverse publicity against the Company, such claim could have a material adverse effect on the Company's business, financial condition or results of operations.

RISK OF LIABILITY FROM RELEASE OF HAZARDOUS MATERIALS

  The Company's products and development programs involve the controlled use of hazardous and biohazardous materials, including chemicals, infectious disease agents and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable local, state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages or fines that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations as the Company expands its manufacturing capacity.

POSSIBLE VOLATILITY OF STOCK PRICE

  The securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of securities of many publicly-held biotechnology companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, regulatory developments, changes in regulatory policies, economic and other external factors, as well as quarterly fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock.

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  Substantially all of the Company's shares are eligible for sale in the public market. The Company's officers, directors, and certain of its stockholders who beneficially own approximately 12,447,000 shares of Common Stock, or approximately 50% of the shares outstanding after the Offering, have agreed not to sell any shares of Common Stock for a period of 120 days after the date of the Purchase Agreement relating to the Offering. Merrill Lynch, Pierce, Fenner and Smith Incorporated ("Merrill Lynch") may, in its discretion, permit sales of such shares during such period without public announcement. Certain existing stockholders have rights to require the Company to register their shares for future sale. See "Description of Capital Stock-- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

BROAD DISCRETION TO ALLOCATE OFFERING PROCEEDS

  The Company anticipates that the proceeds of the Offering will be used to fund research and development efforts and sales and marketing activities, to expand and develop manufacturing operations and capabilities, to fund strategic acquisitions of businesses, technologies or products and to finance working capital and general corporate requirements. The amounts expended for each such purpose and the timing of such expenditures may vary depending upon numerous factors. The Company will have broad discretion in determining the amount and timing of expenditures and in allocating the proceeds of the Offering. Such discretion will be particularly broad with respect to that portion of the proceeds available for use for working capital and general corporate purposes. See "Use of Proceeds."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS, PRINCIPAL STOCKHOLDERS AND AFFILIATED ENTITIES

  The Company's directors, executive officers, principal stockholders and entities affiliated with them will, in the aggregate, beneficially own approximately 50% of the Company's outstanding Common Stock following the completion of the Offering. The Company's three major stockholders, who together will beneficially own approximately 45% of the Company's outstanding Common Stock after the Offering, have entered into a voting agreement dated as of April 12, 1996 (the "Voting Agreement") whereby each agreed to collectively vote its shares in such manner so as to ensure that each major stockholder was represented by one member on the Company's Board of Directors. The Voting Agreement terminates on December 31, 2005 unless prior to such date any of the investors ceases to beneficially hold 2,000,000 shares of the voting stock of the Company, at which time the Voting Agreement would terminate. The major stockholders, if acting together, could substantially control all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal and Selling Stockholders" and "Description of Capital Stock--Voting Agreement."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

  Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, provide for a classified board of directors and eliminate the right of stockholders to call special meetings of stockholders. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer, or proxy contest involving the Company. See "Management" and "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

  Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the 4,500,000 shares of Common Stock being offered by the Company are estimated to be $41,657,500 ($48,658,750 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses. The Company currently estimates that it will use approximately $20.0 million of the net proceeds of the Offering to continue to fund the Company's research and development efforts, approximately $8.0 million to expand and fund its sales and marketing capabilities and approximately $5.0 million for capital equipment and other expenditures relating to the expansion and development of the Company's manufacturing operations and capabilities. The Company also expects to use a portion of the net proceeds to acquire businesses, technologies, products or facilities complementary to the Company's business. In addition to the pending acquisition of SDI, the Company is continuously evaluating potential acquisition candidates, although no commitments have been made which would have a material effect on the Company's operating results. The Company anticipates using the remaining net proceeds for working capital and general corporate purposes. The cost, timing and amount of funds required by the Company cannot be precisely determined at this time and will be based upon numerous factors, including the Company's progress in research and development; the timing and costs of obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting and enforcing patent claims; competing technological and market developments; changes in the Company's existing research and collaborative relationships; evaluation of the commercial viability of potential products; and the progress of commercialization activities and arrangements. The Company has broad discretion in determining how the net proceeds of the Offering will be applied. Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing obligations.

  The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "HSKA" since July 1, 1997. The Company's initial public offering price was $8 1/2 per share. The following table sets forth the intraday high and low prices for the Common Stock as reported by the Nasdaq National Market.

                                                                HIGH      LOW
                                                                ----    -------
   1997
   Third Quarter............................................... $16     $ 7 1/8
   Fourth Quarter.............................................. 15 5/8   11 1/4
   1998
   First Quarter (through February 25)......................... 12 5/8    9 1/4

  On Febuary 25, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $9 7/8 per share. As of December 31, 1997, there were approximately 178 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997, as adjusted to give effect to the sale of the 4,500,000 shares of Common Stock being offered by the Company and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

                                                           DECEMBER 31, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Long-term obligations, less current portion(1)........... $ 10,308   $ 10,308
                                                          --------   --------
Stockholders' equity:
  Preferred Stock, $.001 par value; 25,000,000 shares
   authorized; none outstanding..........................      --         --
  Common Stock, $.001 par value; 40,000,000 shares
   authorized; 18,854,015 issued and outstanding
   (actual); 23,354,015 issued and outstanding (as
   adjusted)(2)..........................................       19         23
  Additional paid-in capital.............................  113,091    154,745
  Deferred compensation..................................   (1,713)    (1,713)
  Cumulative translation adjustment......................        1          1
  Stock subscription receivable..........................     (158)      (158)
  Accumulated deficit....................................  (67,568)   (67,568)
                                                          --------   --------
    Total stockholders' equity...........................   43,672     85,330
                                                          --------   --------
    Total capitalization................................. $ 53,980   $ 95,638
                                                          ========   ========

--------
(1) See Notes 4, 5 and 6 of Notes to Consolidated Financial Statements.
(2) Does not include (i) 3,495,254 shares of Common Stock reserved for issuance at December 31, 1997 under the Company's stock option plans, under which there were options outstanding as of that date to purchase an aggregate of 2,426,885 shares of Common Stock, (ii) 24,992 shares of Common Stock issuable upon exercise of warrants outstanding as of December 31, 1997 or (iii) approximately 650,000 shares of Common Stock to be issued in connection with the pending acquisition of SDI. See "Management--Stock Option Plan," "Description of Capital Stock--Warrants" and Note 10 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of December 31, 1997 was $38.2 million, or $2.03 per share. Pre-offering pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 4,500,000 shares of Common Stock offered by the Company hereby (after deduction of underwriting discounts and commissions and estimated offering expenses), the post-offering pro forma net tangible book value of the Company at December 31, 1997 would have been $79.9 million, or $3.42 per share. This represents an immediate increase in such net tangible book value of $1.39 per share to existing stockholders and an immediate dilution of $6.46 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

   Public offering price..........................................       $9.88
     Net tangible book value per share before the Offering........ $2.03
     Increase per share attributable to new investors............. 1.39
                                                                   -----
   Pro forma net tangible book value per share after the Offer-
    ing...........................................................        3.42
                                                                         -----
     Dilution per share to new investors..........................       $6.46
                                                                         =====

  The following table summarizes, on a pro forma basis as of December 31, 1997, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average consideration paid per share (before deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company):

                          SHARES PURCHASED(1)    TOTAL CONSIDERATION   AVERAGE
                          -------------------------------------------   PRICE
                            NUMBER     PERCENT      AMOUNT    PERCENT PER SHARE
                          ------------ ---------------------- ------- ---------
  Existing stockholders..   18,854,015     80.7% $110,872,000   71.4%   $5.88
  New investors..........    4,500,000     19.3    44,437,500   28.6     9.88
                          ------------  -------  ------------  -----
    Total................   23,354,015    100.0% $155,309,500  100.0%
                          ============  =======  ============  =====

--------
(1) Sales by the Selling Stockholder in the Offering will reduce the number of shares held by existing stockholders to 18,354,015, or approximately 78.6% (approximately 76.1% if the Underwriters' over- allotment option is exercised in full), of the total number of shares of Common Stock outstanding, and will increase the number of shares held by new investors to 5,000,000, or approximately 21.4% (or approximately 23.9%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after the Offering.

  The foregoing table assumes no exercise of the Underwriters' over-allotment option or of any outstanding stock options or warrants. As of December 31, 1997, there were outstanding options to purchase an aggregate of 2,426,885 shares of Common Stock at exercise prices ranging from $0.15 to $14.50 per share at a weighted average exercise price of $1.8795, and warrants to purchase 24,992 shares of Common Stock at an exercise price of $3.25 per share. To the extent these options or warrants are exercised, there will be further dilution to new investors. See "Management--Stock Option Plan," "Description of Capital Stock--Warrants" and Note 10 of the Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data with respect to the Company's balance sheet data at December 31, 1996 and 1997 and, with respect to the Company's consolidated statement of operations data, for each of the three years in the period ended December 31, 1997 have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The consolidated balance sheet data as of December 31, 1993, 1994 and 1995 and the consolidated statement of operations data for the years ended December 31, 1993 and 1994 have been derived from audited consolidated financial statements not included herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included elsewhere in this Prospectus.

                                       YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------
                           1993     1994        1995        1996       1997
                          -------  ------     --------    ---------  ---------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
  Products, net.........  $   --   $  --      $   --      $   8,013  $  18,299
  Research and develop-
   ment.................    1,817   3,858       2,230         1,946      2,578
                          -------  ------     -------     ---------  ---------
    Total revenues......    1,817   3,858       2,230         9,959     20,877
Costs and operating ex-
 penses:
  Cost of goods sold....      --      --          --          6,648     14,245
  Research and develop-
   ment.................    2,427   3,685       6,031        14,038     19,990
  Selling and market-
   ing..................      --      --          --          2,493      8,693
  General and adminis-
   trative..............      540     904         864         4,540     10,937
  Amortization of
   intangible assets and
   deferred
   compensation.........      --      --          --          1,101      2,381
  Purchased research and
   development..........      --      --          --            --       2,399
                          -------  ------     -------     ---------  ---------
    Total costs and op-
     erating expenses...    2,967   4,589       6,895        28,820     58,645
                          -------  ------     -------     ---------  ---------
Loss from operations....   (1,150)   (731)     (4,665)      (18,861)   (37,768)
Other income (expense)..      (37)   (153)         99           886        476
                          -------  ------     -------     ---------  ---------
Net loss................  $(1,187) $ (884)    $(4,566)    $ (17,975) $ (37,292)
                          =======  ======     =======     =========  =========
Pro forma net loss per
 share(1)...............                                  $   (1.35) $   (2.33)
                                                          =========  =========
Number of shares used in
 computing pro forma net
 loss per share(1)......                                     13,307     16,033
                                            DECEMBER 31,
                          ----------------------------------------------------
                           1993     1994        1995        1996       1997
                          -------  ------     --------    ---------  ---------
                                           (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and marketable securi-
 ties...................  $   695  $  539     $ 6,827     $  23,700  $  28,746
Working capital (defi-
 cit)...................     (241)    300       6,522        23,955     31,544
Total assets............    1,031   2,670       8,508        42,169     65,248
Long-term obligations...      132     181         302         4,528     10,308
Accumulated deficit.....   (6,851) (7,735)    (12,301)      (30,276)   (67,568)
Total stockholders' eq-
 uity (deficit).........      (86)  1,180       7,249        32,383     43,672

--------
(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma net loss per share.

   MANAGEMENT'S DISCUSSION AND ANALYSISOF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  Heska discovers, develops, manufactures and markets companion animal health products, primarily for dogs, cats and horses. From the Company's inception in 1988 until early 1996, the Company's operating activities related primarily to research and development activities, entering into collaborative agreements, raising capital and recruiting personnel. Prior to 1996, the Company had not received any revenues from the sale of products, and it has incurred net losses since inception. As of December 31, 1997, the Company's accumulated deficit was $67.6 million.

  During 1996, Heska grew from being primarily a research and development concern to a fully-integrated research, development, manufacturing and marketing company. The Company accomplished this by acquiring Diamond, a licensed pharmaceutical and biological manufacturing facility in Des Moines, Iowa, hiring key employees and support staff, establishing marketing and sales operations to support Heska products introduced in 1996, and designing and implementing more sophisticated operating and information systems. The Company also expanded the scope and level of its scientific and business development activities, increasing the opportunities for new products. In 1997, the Company introduced 13 additional products and expanded in the United States through the acquisition of Center, an FDA and USDA licensed manufacturer of allergy immunotherapy products located in Port Washington, NY, and internationally through the acquisitions of Bloxham, a veterinary diagnostic laboratory in Teignmouth, England and CMG in Fribourg, Switzerland, which manufactures and markets allergy diagnostic products for use in veterinary and human medicine, primarily in Europe and Japan. Each of the Company's acquisitions was accounted for under the purchase method of accounting and accordingly, the Company's financial statements reflect the operations of these businesses only for the periods subsequent to the acquisitions. In July 1997, the Company established a new subsidiary, Heska AG, located near Basel, Switzerland, for the purpose of managing its European operations.

  The Company anticipates that it will continue to incur additional operating losses as it introduces new products and continues its research and development activities for products under development. There can be no assurance that the Company will attain profitability or, if achieved, will remain profitable on a quarterly or annual basis in the future. See "Risk Factors--Loss History and Accumulated Deficit; Uncertainty of Future Profitability; Quarterly Fluctuations and Customer Concentration."

RESULTS OF OPERATIONS

 Years Ended December 31, 1997, 1996 and 1995


  Product revenues increased to $18.3 million in 1997, as compared to $8.0 million in 1996. The Company had no product revenues prior to 1996. The revenue growth in 1997 and 1996 was primarily due to increased sales of the Company's products and from consolidating revenues from acquired businesses. Revenues from Diamond were $11.1 million in 1997 as compared to $7.3 million in 1996 subsequent to its acquisition in April. Sales to one Diamond customer, Bayer, represented 29% and 64% of total revenues in 1997 and 1996, respectively.

  Revenues from sponsored research and development were $2.6 million in 1997 as compared to $1.9 million in 1996 and $2.2 million in 1995. Fluctuations in revenues from sponsored research and development are generally the result of changes in the number of funded research projects as well as the achievement of contract milestones. See Note 8 of Notes to Consolidated Financial Statements for more detailed information about the amounts received under sponsored research and development agreements in each of these periods. The Company expects that revenues from sponsored research and development will decline in future periods, reflecting the expiration of current funding commitments and the Company's decision to fund its future research activities primarily from internal sources.

  Cost of goods sold totaled $14.2 million in 1997 as compared to $6.6 million in 1996. The Company did not incur cost of goods sold in 1995. The resulting gross margin for 1997 increased to $4.1 million from $1.4 million in 1996, due primarily to increased product sales and manufacturing volume.

  Research and development expenses increased to $20.0 million in 1997 from $14.0 million in 1996 and $6.0 million in 1995. The increases in 1997 and 1996 are due primarily to increases in the level and scope of research and development activities for potential products to be marketed by the Company. The Company does not expect that significant increases in research and development expenses will be required to maintain its current research and development activities.

  Selling and marketing expenses increased to $8.7 million in 1997 from $2.5 million in 1996. This increase reflects the expansion of the Company's sales and marketing organization as Heska introduced new products and added field sales force personnel. Selling and marketing expenses consist primarily of salaries, commissions and benefits for sales and marketing personnel, market research, product advertising and promotion, consulting, trade show costs and sales agency fees. The Company did not incur selling and marketing expenses in 1995. The Company expects selling and marketing expenses to increase as sales volume increases and new products are introduced to the marketplace.

  General and administrative expenses increased to $10.9 million in 1997 from $4.5 million in 1996 and $864,000 in 1995. The increases in 1997 and 1996 resulted from the growth of accounting and finance, human resources, legal, administrative, information systems and facilities operations to support the Company's increased business, financing and financial reporting requirements. General and administrative expenses for 1997 include a one-time charge of $750,000 for the termination of a supply agreement. General and administrative expenses are expected to decrease as a percentage of revenues in future years.

  Amortization of intangible assets and deferred compensation increased to $2.4 million in 1997 from $1.1 million in 1996. Amortization of intangible assets resulted from the Company's 1997 and 1996 business acquisitions. Net intangible assets at December 31, 1997 and 1996 totaled $5.5 million and $3.5 million, respectively, as a result of these acquisitions. The amortization of deferred compensation resulted in a non-cash charge to operations in the year ended December 31, 1997 of $525,000. No amortization of deferred compensation was recorded in 1996 or 1995. In connection with the grant of certain stock options in the years ended December 31, 1997 and 1996, the Company recorded aggregate deferred compensation of $1.4 million and $879,000, respectively, representing the difference between the deemed value of the Common Stock for accounting purposes and the option exercise price of such options at the date of grant. The Company will incur a non-cash charge to operations of approximately $560,000 per year through mid-2001 for amortization of deferred compensation.

  Purchased research and development expenses for 1997 reflect a one-time non-cash charge related to the acquisition in May 1997 of a development stage company.

  Interest income increased to $1.6 million from $1.4 million in 1996 and $172,000 in 1995, as a result of increased cash available for investment from the proceeds of equity investments in 1997, 1996 and 1995. Interest expense increased to $1.2 million from $325,000 in 1996 and $63,000 in 1995, due to an increase in debt financing for laboratory and manufacturing equipment, debt related to the Company's 1997 business acquisitions and the assumption of debt in connection with 1996 business acquisitions.

  The Company reported a net loss in 1997 of $37.3 million as compared to a 1996 net loss of $18.0 million and a 1995 net loss of $4.6 million. The significant increase in losses over the periods are primarily due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses in 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

  In July 1997, the Company completed its initial public offering ("IPO") of 5,637,850 shares of Common Stock at a price of $8.50 per share, providing the Company with net proceeds of approximately $43.9 million. Upon the completion of the IPO, all outstanding shares of Preferred Stock were converted into 11,289,388 shares of Common Stock.

  As of December 31, 1997, the Company had received aggregate proceeds of $99.7 million from various equity transactions, including $43.9 million from the July 1997 IPO, $36.0 million from the April 1996 private equity placement to Novartis, $10.0 million from the 1995 private equity placement to Volendam Investeringen N.V. and $9.5 million from private equity placements to Charter Ventures from 1989 through 1996. The Company has also received funds totaling $12.0 million through December 31, 1997 under collaborative agreements.

  In addition, the Company has received proceeds from equipment financing totaling $8.7 million through December 31, 1997. The Company also assumed $4.3 million in short and long-term debt in connection with its 1996 acquisitions and assumed $3.8 million in long-term debt in connection with its 1997 acquisitions. Capital lease obligations and term debt owed by the Company totaled $14.1 million as of December 31, 1997, with installments payable through 2006. Expenditures for property and equipment totaled $6.1 million and $5.2 million for the years ended December 31, 1997 and 1996, respectively. The Company anticipates that it will continue to use capital equipment lease and debt facilities to finance equipment purchases and, if possible, leasehold improvements. The Company has secured lines of credit for its subsidiaries totaling approximately $1.7 million, against which borrowings of approximately $1.1 million were outstanding at December 31, 1997. These financing facilities are secured by assets of the respective subsidiaries and corporate guarantees by Heska Corporation. The Company expects to seek additional asset-based borrowing facilities.

  Net cash used for operating activities was $34.3 million and $14.1 million for the years ended December 31, 1997 and 1996, respectively. Cash was used primarily to fund research and development activities, expansion of sales and marketing activities, expansion of the administrative infrastructure and general working capital requirements.

  The Company currently expects to spend approximately $5.0 million over the next 12 months for capital equipment, including expenditures for the upgrading of certain manufacturing operations to improve efficiencies as well as various enhancements to assure ongoing compliance with certain regulatory requirements. The Company expects to finance these expenditures through secured debt facilities, where possible.

  Prior to the IPO, the Company financed its acquisition activities through the issuance of Preferred Stock. In 1997 and 1996, the Company issued Preferred Stock valued at $1.2 million and $7.1 million, respectively, in connection with its acquisitions. In addition, in 1997, the Company issued Common Stock valued at $1.9 million in connection with an acquisition prior to the IPO. Subsequent to the IPO, the Company has financed its acquisitions through the issuance of Common Stock valued at approximately $775,000, the assumption of approximately $3.8 million in debt and the use of cash totaling $3.0 million.

  The Company's primary short-term needs for capital, which are subject to change, are for continuing research and development efforts, its sales, marketing and administrative activities, working capital and capital expenditures relating to developing and expanding the Company's manufacturing operations. At December 31, 1997, the Company's principal source of liquidity was $28.7 million in cash, cash equivalents and short-term investments. The Company expects its working capital requirements to increase over the next several years as it introduces new products, expands its sales and marketing capabilities, improves its manufacturing capabilities and facilities and acquires businesses, technologies or products complementary to the Company's business. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's products under development are successfully developed and gain market acceptance, the timing of regulatory actions regarding the Company's potential products, the costs and the timing of expansion of sales, marketing and manufacturing activities, the cost, timing and business management of current and potential acquisitions, the procurement and enforcement of patents important to the Company's business, the results of product trials and competition.

  The Company believes that its available cash and cash from operations, together with the proceeds of this offering, will be sufficient to satisfy its funding requirements for current operations for the next 12 months, assuming no significant uses of cash in acquisition activities. Thereafter if cash generated from operations is insufficient to satisfy the Company's working capital requirements, the Company may need to raise additional capital to continue funding its research and development activities, scaling up its manufacturing activities and expanding its sales and marketing force. There can be no assurance that such additional capital will be available on terms acceptable to the Company, if at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may include restrictive covenants. If adequate funds are not available, the Company may be required to curtail its operations significantly or to obtain funds through entering into collaborative agreements or other arrangements on potentially unfavorable terms. The failure by the Company to raise capital on acceptable terms when needed could have a material adverse effect on the Company's business, financial condition or results of operations.

NET OPERATING LOSS CARRYFORWARDS

  As of December 31, 1997, the Company had a net operating loss ("NOL") carryforward of approximately $59.5 million and approximately $1.1 million of research and development ("R&D") tax credits available to offset future federal income taxes. The NOL and tax credit carryforwards, which are subject to alternative minimum tax limitations and to examination by the tax authorities, expire from 2003 to 2011. The Company's acquisition of Diamond resulted in a "change of ownership" under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended. As such, the Company will be limited in the amount of NOLs incurred prior to the merger that it may utilize to offset future taxable income. This limitation will total approximately $4.7 million per year for periods subsequent to the Diamond acquisition. Similar limitations also apply to utilization of R&D tax credits to offset taxes payable. In addition, the Company believes that this Offering or any further significant issuances of Common Stock will result in a further "change of ownership." The Company does not believe that either of these limitations will affect the eventual utilization of its total NOL carryforwards.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Company does not expect the adoption of any standards recently issued by the Financial Accounting Standards Board to have a material impact on the Company's financial position or results of operations.

YEAR 2000 CONVERSION

  The Company does not believe that the year 2000 conversion will have a material adverse effect on its business. However, the Company has established procedures to identify, evaluate and implement any necessary changes to computer systems and applications. The Company is coordinating these activities with suppliers, distributors, financial institutions and others with whom it does business.

                                   BUSINESS

OVERVIEW

  Heska discovers, develops, manufactures and markets companion animal health products. Heska believes that it is the first company to undertake a concerted effort to use biotechnology to create a broad range of diagnostic, therapeutic and vaccine products for companion animals, primarily dogs, cats and horses. The Company currently has 15 products on the market and over 25 products in research and development. The Company operates two full scale USDA and FDA licensed facilities which manufacture products for Heska and other companies. Heska has corporate partnerships with Novartis, Bayer and Eisai and plans to expand its products and services through complementary acquisitions, licenses and collaborations. In 1997, Heska launched 13 new products, acquired three operating companies and had total revenues of $20.9 million.

THE COMPANION ANIMAL HEALTH MARKET

  Companion animals improve the quality of human life by providing companionship, affection and acceptance. In addition, numerous studies indicate that relationships with companion animals have demonstrable therapeutic benefits for blood pressure, anxiety and loneliness, especially for elderly or depressed people.

  According to industry estimates, the worldwide market for companion animal health products and diagnostic services exceeds $3.0 billion, of which approximately $1.5 billion is in the United States. There are approximately 67 million cats, 57 million dogs and seven million horses in the United States, and more than another 100 million cats, dogs and horses in the rest of the developed world. The Company believes that due to better nutrition and care, the average life expectancy of dogs and cats in the United States has been increasing. As with humans, as companion animals age, their medical needs increase.

  There are approximately 30,000 veterinarians in the United States whose practices are devoted principally to small animal medicine. The practice of veterinary medicine in the United States is significantly different in several respects from the practice of human medicine. In addition to providing services and prescribing drugs, veterinarians act as the pharmacists of companion animal medicine by selling the products which they use or prescribe in their practice, and a substantial portion of their practice income is attributable to the sale of these products. Another distinction from human medicine is that the vast majority of companion animal veterinarians practice as "general practice" veterinarians without significant specialization. Access to veterinarians specializing in diseases common to companion animals can be difficult and expensive. For example, of the companion animal veterinarians in the United States, approximately 100 are board certified veterinary dermatologists and approximately 50 are board certified veterinary dentists.

  In the United States, the market for companion animal health products is growing rapidly as a result in part of the introduction of novel products. However, the development of biotechnology products for the companion animal health market has lagged behind development of products for the larger human health market. To date, it appears that there have only been modest, isolated efforts to use biotechnology to develop products specifically for companion animal health applications. For example, at this time, the Company believes that there are only three recombinant vaccines on the market for companion animal health and only a handful of diagnostic products that use recombinant proteins, including Heska's feline heartworm and allergy diagnostic products.

HESKA'S STRATEGY

  Heska's goal is to become a leader in companion animal health. The Company's strategy to achieve this goal includes the following elements:

  . Develop a broad line of innovative products for comprehensive case management. Heska's strategy is to develop and offer a broad line of products for comprehensive management of companion animal diseases, such as allergy, heartworm infection and flea-associated conditions. Heska believes that it is the only company developing products and services for each step of veterinary care, from diagnosis to treatment and prevention, across a broad range of animal diseases. The Company currently has 15 products on the market and over 25 products in research and development. The Company's strategy is to develop its business so that it is not substantially dependent on one product or technology.

  . Commercialize products from its large, sophisticated research effort. Heska scientists have developed a large body of knowledge, from the organism to the molecular genetic level, about the physiology of parasites, such as fleas and heartworms, and the basic immunology of dogs and cats. The Company believes that this body of knowledge is unmatched in the industry. Additionally, Heska benefits from an extensive patent portfolio, which currently consists of 13 owned or co-owned issued patents and 80 pending patent applications, including 11 with allowed claims, in the United States. The Company's strategy is to use this knowledge and the skills of its researchers to create innovative, proprietary products. Heska's current employees hold 33 D.V.M.s and 51 Ph.D.s. Most of these employees have been affiliated with prestigious academic research institutions and/or leading biotechnology or animal health companies.

  . Promote products through strong relationships with veterinarians. Heska plans to become the companion animal health care company of choice for veterinarians, who are the primary distribution channel for companion animal diagnostic, therapeutic and vaccine products. Heska intends to accomplish this goal by providing novel products that advance companion animal medicine, by selling its products exclusively to veterinarians and by supporting the general practitioner through high quality diagnostic products and through access to a staff of medical specialists. The Company believes that support of veterinarians is critical to enhancing Heska brand loyalty.

  . Pursue complementary acquisitions. The Company intends to build its business in part through the acquisition of complementary technologies, products and businesses. In 1997, Heska acquired one of the largest veterinary diagnostic laboratories in the United Kingdom, a second licensed manufacturing facility and an allergy diagnostic company with sales primarily in Europe and Japan. The Company believes that significant acquisition opportunities exist in the companion animal health industry and plans to continue to actively pursue such opportunities.

  . Leverage resources through strong strategic relationships. Heska has entered into agreements with three major pharmaceutical companies, Novartis, Bayer and Eisai, to provide funding for its research and development programs. These partners have rights to market certain resulting Heska products. Heska believes that the size and experience of these partners will enable the Company to penetrate markets more quickly and extensively. Additionally, to broaden its portfolio of products and technologies, the Company is aggressively pursuing licenses to promising technologies from leading biotechnology companies and research institutions.

PRODUCTS AND PROGRAMS

  The Company has introduced 15 products to date and is developing a broad line of diagnostic, therapeutic and vaccine products targeting a wide range of companion animal diseases. The following table summarizes Heska's currently available products and certain of its products in research and development:

                                                                  MARKETING
          PRODUCT                STAGE OF DEVELOPMENT(1)          RIGHTS(2)

------------------------------------------------------------------------------

  ALLERGY & DERMATOLOGY
   Canine Allergy Diagnos-  Second generation launched in 1997 Heska tic
   Feline Allergy Diagnos-  Launched in 1997                   Heska
    tic
   Equine Allergy Diagnos-  Research                           Heska
    tic
   Canine Allergy           Currently available                Heska
    Immunotherapeutic
   Feline Allergy           Expected in 1998                   Heska
    Immunotherapeutic
   Ancillary Dermatology    Launched in 1997                   Heska
    Products

------------------------------------------------------------------------------

  FLEA BITE ALLERGY
   Canine Flea Bite Al-
    lergy Diagnostic
    Veterinary Diagnostic   Launched in 1997                   Heska
     Laboratory
    Point-of-Care Diagnos-  Expected in 1999                   Heska
     tic
   Feline Flea Bite Al-
    lergy Diagnostic
    Veterinary Diagnostic   Launched in 1997                   Heska
     Laboratory
    Point-of-Care Diagnos-  Expected in 1999                   Heska
     tic
   Flea Bite Allergy        Research                           Heska
    Immunotherapeutic
   Canine Flea Bite Al-     Research                           Heska
    lergy Vaccine
   Feline Flea Bite Al-     Research                           Heska
    lergy Vaccine

------------------------------------------------------------------------------

  FLEA CONTROL
   Flea Control Vaccines
    Canine Flea Control     Research                           Heska/Novartis/
     Vaccine                                                   Eisai
    Feline Flea Control     Research                           Heska/Novartis/
     Vaccine                                                   Eisai
   Environmental Flea Con-  Research                           Heska
    trol
   Pharmaceutical Flea      Research                           Heska
    Control


(1) See "--Government Regulation" for a description of the marketing and approval process for the Company's products.

(2) See "--Collaborative Agreements" for a description of the marketing rights for these products.

                                                                       MARKETING
          PRODUCT                   STAGE OF DEVELOPMENT(1)            RIGHTS(2)

-----------------------------------------------------------------------------------

  HEARTWORM INFECTION
   Feline Heartworm Diag-
    nostic
    Veterinary Diagnostic   Currently available                     Heska
     Laboratory
    Point-of-Care Diagnos-  Launched in Italy in 1997; expected in  Heska
     tic                     U.S. in 1998
   Canine Heartworm Diag-
    nostic
    Veterinary Diagnostic   Launched in 1997                        Heska
     Laboratory
    Point-of-Care Diagnos-  Expected in 1998                        Heska
     tic
   Heartworm Vaccines
    Canine Heartworm Vac-   Research                                Bayer/Eisai
     cine
    Feline Heartworm Vac-   Research                                Heska/Novartis/
     cine                                                           Eisai

-----------------------------------------------------------------------------------

  DENTISTRY
   Canine Periodontal       Launched in 1997                        Heska
    Disease Therapeutic
   Canine Dental Hygiene    Launched in 1997                        Heska
    Kits

-----------------------------------------------------------------------------------

  OTHER INFECTIOUS DIS-
   EASES
   Feline Viral Vaccines
    Bivalent                Launched in 1997; second generation     Heska
                             in research
    Trivalent               Launched in 1997; second generation     Heska
                             in research
   Feline Immunodeficiency  Research                                Heska
    Virus Vaccine
   Feline Leukemia Virus    Research                                Heska
    Vaccine
   Bartonellosis (Cat       Expected in 1999                        Heska
    Scratch Fever) Vaccine
   Feline Toxoplasmosis     Research                                Heska/Bayer/
    Vaccine                                                         Eisai
   Canine Leishmaniosis
    Diagnostic
    Veterinary Diagnostic   Launched in 1997                        Heska
     Laboratory
    Point-of-Care Diagnos-  Expected in Europe in 1998              Heska
     tic
   Canine Leishmaniosis     Research                                Heska
    Vaccine
   Canine Viral Vaccines    Research                                Heska
   Equine Influenza Vac-    Expected in 1999                        Heska
    cine

-----------------------------------------------------------------------------------

  METABOLIC DISEASES
   Canine Thyroid Supple-   Launched in 1997                        Heska
    ment

-----------------------------------------------------------------------------------

  ARTHRITIS                 Research                                Heska

-----------------------------------------------------------------------------------

  ONCOLOGY                  Research                                Heska


(1) See "--Government Regulation" for a description of the marketing and approval process for the Company's products.

(2) See "--Collaborative Agreements" for a description of the marketing rights for these products.

ALLERGY AND DERMATOLOGY

  Overview. Allergy is common in companion animals and affects approximately 10% to 15% of dogs. Clinical symptoms of allergy are variable, but are often manifested as persistent and serious skin disease in dogs and cats. Clinical management of allergic disease is problematic as there are a large number of allergens that may give rise to these conditions. Although skin testing is often regarded as the most accurate diagnostic procedure, such tests are painful, subjective and inconvenient. The Company believes that many of the currently available in vitro diagnostic tests are of questionable accuracy. The effectiveness of the immunotherapy that is prescribed to treat allergic disease is inherently limited by inaccuracies in the diagnostic process.

  The Company's principal strategy with respect to allergy is to improve the quality of immunotherapy in part by improving the quality of diagnosis. Heska has developed more accurate in vitro technology to detect IgE, the antibody involved in most allergic reactions. This technology permits the design of tests that, in contrast to other in vitro tests, more specifically identify the animal's allergic responses to particular allergens.

  As part of its plan to support the veterinarian, the Company has adopted a complete disease management approach to allergy. The Company offers allergy testing services, immunotherapy products, palliative products and case management consultation.

  Diagnostics. Heska currently markets in vitro canine allergy diagnostic tests for a wide range of allergens. The allergy testing is conducted in Heska's veterinary diagnostic laboratories using an enzyme-linked immunoassay ("ELISA") to screen the serum of dogs against a panel of known allergens. A typical test panel includes 48 different allergens, consisting primarily of various pollens, grasses, molds and insects.

  The binding of IgE antibodies to a cellular receptor is an essential prerequisite to most allergic reactions. Heska has produced a molecular clone of the cellular receptor for the IgE antibody. The Company has used this molecularly cloned receptor in a family of unique diagnostic assays to detect the presence and quantity of allergen-specific IgE in an animal's blood. The Company believes that this technology provides the most accurate in vitro diagnosis of allergy presently available, which in turn enables improved immunotherapy. During 1997, Heska adapted this technology to a broad range of its canine and feline allergy tests.

  Immunotherapeutics. Veterinarians who use Heska's diagnostic laboratories for in vitro allergy testing services often purchase immunotherapy treatment sets for those animals with positive test results. A large percentage of those tests performed by the Company are positive, and veterinarians order Heska's immunotherapy treatment sets for a majority of these animals. These prescription treatment sets are formulated specifically for each allergic animal and contain only the allergens to which the animal has demonstrated significant levels of IgE antibodies. The prescription formulations are administered in a series of injections, with doses increasing over several months, to ameliorate the allergic condition of the animal. Immunotherapy is generally continued for an extended time.

  Ancillary Dermatology Products. Heska introduced in 1997 a line of supportive care products consisting of specially formulated allergy shampoos and rinses to address skin problems associated with allergic disease. These products are dispensed by veterinarians for use at home, along with client information brochures explaining allergy and its treatment. The Company has a full-time board certified veterinary dermatologist on its staff whose primary job is to provide free case management consultations to any Heska customer. There are approximately 100 board certified veterinary dermatologists in the United States, and the Company believes that free, on-demand dermatology consultations are of tremendous assistance to the veterinarian.

FLEA BITE ALLERGY

  Overview. Flea bite allergy is the most common skin disease afflicting dogs and cats throughout the world. It is estimated that flea-related problems account for more than 50% of skin conditions observed by veterinarians in flea endemic areas. Treatments currently available for flea bite allergy are limited. For example, steroids may provide temporary symptomatic relief, and control of fleas on the animal and in its environment is also helpful.

However, prolonged use of steroids may have harmful side effects, and sustained complete control of flea populations is extremely difficult. To address these issues, the Company has developed technology for the accurate diagnosis of flea bite allergy and is researching products to prevent the development of flea bite allergy in susceptible animals and to provide efficacious immunotherapy for animals that have already developed an allergy to flea bites.

  Heska scientists have found that flea salivary proteins are principally responsible for the allergic reactions to flea bites. The Company has developed proprietary methods for collecting pure saliva from feeding fleas. From this pure saliva, flea salivary allergens were discovered and characterized by Heska biochemists, and the Company's molecular biologists have cloned many of the genes that encode these unique allergens. Certain of these recombinant molecules have been shown to cause reactions in flea bite allergic dogs and cats.

  Diagnostics. Until recently, diagnosis of flea bite allergy was generally based on the clinical impression of the veterinarian and a positive response to effective flea control. Intradermal skin testing, performed by injecting small amounts of an extract of whole fleas into the skin, is used by some veterinary dermatologists. A characteristic reaction in the skin, occurring within a few minutes following injection of the extract, is suggestive of allergy to fleas. However, testing with an extract of whole fleas is of limited value in diagnosing flea bite allergy, as such extracts contain only minute amounts of flea saliva in addition to other allergens known not to be involved in flea bite allergy that may cause the observed reaction.

  Using its flea salivary allergens and its novel receptor-based assay for detection of IgE antibodies in the serum of allergic animals, the Company developed a reliable in vitro ELISA-based test for flea bite allergy in dogs and cats. Heska launched these products in 1997 in its veterinary diagnostic laboratories. The Company is also developing point-of-care diagnostic products for both dogs and cats to assist the veterinarian in making a prompt flea bite allergy diagnosis in the veterinary clinic and expects this product to be available in 1999.

  Immunotherapeutics. The Company is using its extensive knowledge of flea biology, its proprietary flea salivary allergens and its broad understanding of canine and feline immunology to develop novel flea bite allergy immunotherapeutics. Such treatments are intended, through repeated exposure to key, proprietary allergens, to reduce or eliminate the symptoms of allergy in dogs and cats who have been definitively diagnosed with flea bite allergy.

  Vaccines. Heska is also seeking to develop novel vaccines based on proprietary recombinant allergens to prevent flea bite allergy from occurring in cats and dogs that are not yet allergic to flea bites. Heska scientists believe that if the vaccine is successful in producing a non-allergic immune response, this immune response will aid in the prevention of an allergic immune response upon later exposure to flea antigens.

FLEA CONTROL

  Overview. The common flea which infests dogs and cats, Ctenocephalides felis, is prevalent worldwide wherever warm ambient temperatures and adequate humidity exist. This highly successful parasite produces uncomfortable allergic responses, transmits other diseases, causes anemia and is a nuisance to pets and their owners. The Company estimates that flea control products for dogs and cats represent a worldwide market of approximately $1 billion, of which the Company estimates approximately $660 million is in the United States.

  A number of proprietary and non-proprietary products are currently marketed for flea control. Certain of the proprietary products introduced in the last few years have been particularly successful. For example, the systemic flea control products recently introduced by Novartis and Bayer, "Program" and "Advantage," each sold $100 million or more in the United States in the year of their introduction. No single product, however, can be considered to be completely safe and effective in flea control at all flea life cycle stages. In addition, certain topical control chemicals, such as those frequently included in sprays and collars, can be toxic and present safety concerns for animals and humans. The use of certain flea control chemicals may also, over time, result in fleas that are resistant to those products.

  Vaccines. Heska's goal is to develop vaccines that will produce an immune response in the dog or cat that will kill fleas and reduce their reproduction. For a number of reasons, including the complexity of parasites and their adaptations for life in or on host animals, the development of vaccines against parasites is generally more difficult than the development of vaccines against viral or bacterial infections. Heska has devoted substantial resources to basic research in flea physiology in its efforts to design products that will safely and effectively control fleas. A team of Heska scientists, with expertise in flea biology, biochemistry, molecular biology and immunology, is using the results of this research to undertake the development of vaccines for the control of fleas. To facilitate this work, Heska has created a substantial flea insectary at its Fort Collins facility producing more than 25 million fleas every year. The Company has the capacity to microscopically dissect 10,000 fleas per week. Genomic libraries and numerous tissue-specific cDNA libraries have been created to discover the relevant product targets. Heska researchers also study the molecular physiology of fleas, focusing on molecular targets from virtually every flea life-stage. As candidate molecules are purified and molecularly cloned, protein and nucleic acid sequence data provide the basis for composition of matter patent applications. Experimental studies with the first vaccine candidates were initiated in 1996, but commercial vaccines are not anticipated for the next several years.

  Environmental Control. As an example of Heska's ability to capitalize on its understanding of flea biology, the Company has also entered into a collaboration to develop a safe, biologically-based flea control product which can be applied around the home or kennel to control fleas. The product would be applied in areas in the home where flea larvae tend to dwell and is intended to kill fleas at several life stages without the use of harmful chemicals. Product formulations are presently being created and evaluated.

  Pharmaceutical Control. The Company's research of flea molecular physiology has led to the identification of molecular targets for small molecule pharmaceuticals. Heska has created and is developing additional in vitro tests amenable to high throughput chemical screening. These in vitro tests and additional in vivo screens are expected to facilitate rapid analysis of early stage product candidates and subsequent product development. The Company intends to use collaborative arrangements to further develop these pharmaceutical products.

HEARTWORM INFECTION

  Overview. Heartworm infections of dogs and cats are caused by the parasite Dirofilaria immitis. This parasitic worm is transmitted in larval form to dogs and cats through the bite of an infected mosquito. Larvae develop into adult worms which live in the pulmonary arteries and heart of the host, where they can cause serious cardiovascular, pulmonary, liver and kidney disease. The adult worms produce offspring called microfilariae, which are ingested by blood-feeding mosquitoes. In the mosquito, the worms develop into the infective larval stage and in a subsequent mosquito bite are transmitted to the dog or cat.

  Heartworm infection is common throughout the world, particularly in warm and humid climates. Dogs are especially susceptible to heartworm infection and treatment is difficult, expensive and requires the use of toxic compounds with serious adverse effects for the animal. Chemoprophylactic products to prevent heartworm infections in dogs are generally available and widely prescribed, but require monthly or daily administration during the heartworm transmission season. As a result, compliance and convenience issues arise. The Company estimates that the worldwide market for canine heartworm diagnostic and chemoprophylactic products is more than $270 million per year, of which approximately $240 million per year is spent in the United States.

  Heartworm infections of cats represent a growing area of concern for veterinary practitioners. Although cats are somewhat less susceptible to heartworm infection than are dogs, infected cats may experience serious disease, even death, from only a single adult worm. Diagnosis of these infections is very difficult, as there are generally too few adult worms present to allow for reliable heartworm antigen detection in the blood, as is done for dogs. A chemoprophylactic product to prevent heartworm infections of cats, similar to the products available for dogs, was introduced by Merial Ltd. in January 1997. The label for this product recommends that cats be tested for active infection prior to administration of its product.

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

  Diagnostics. Heska's heartworm vaccine research effort has resulted in the characterization of many unique heartworm antigens, certain of which may be useful for the development of improved diagnostic tests. In January 1997, Heska introduced a new test in a diagnostic laboratory format for feline heartworm infections of cats which allows veterinarians for the first time to accurately establish the prevalence of heartworm exposure in cats in their practices. This test is highly accurate and identifies antibodies in cat serum that react with a recombinant heartworm antigen. In 1997, the Company launched a rapid point-of-care test in Italy for feline heartworm infection using this same technology in the clinic. Heska expects to launch this product in the United States in 1998. Heska has also developed a diagnostic test for heartworm infection in dogs. This test uses monoclonal antibodies reactive with heartworm antigens to detect the presence of these antigens in the blood of the infected dog. The test is presently offered through Heska's veterinary diagnostic laboratory. A point-of-care format for dogs is being developed and is expected to be available in 1998.

  Vaccines. In order to avoid the need for repeated administration of chemoprophylactic drugs and the resulting compliance and convenience problems, Heska's goal is to develop vaccines for annual administration that would prevent cardiopulmonary infection in dogs and cats caused by heartworms. The Company has identified many candidate vaccine antigens and the genes encoding them have been cloned. Heska is using these proprietary molecules in vaccination studies of dogs and cats, including trials which involve delivering vaccine candidates using nucleic acids and viral vectors. Each vaccination trial requires approximately one year to complete. Accordingly, commercialization of vaccines for heartworm infections of dogs and cats is not anticipated for several years.

DENTISTRY

  Overview. Dentistry for dogs and cats is one of the fastest growing markets in companion animal health. Within dentistry, the major problems are general dental hygiene and periodontal disease. It is estimated that more than 80% of all dogs over three years old exhibit symptoms of periodontal disease, which often manifests as bad breath. Left untreated, periodontal disease can cause loss of teeth and systemic bacterial infection. The most prevalent treatment is the cleaning and scaling of the animal's teeth, which requires that the animal be anesthetized. Although periodic cleaning and scaling is recommended for all dogs, this procedure alone does not adequately address the underlying infection in dogs with periodontal disease. Systemic antibiotics to be administered by the pet owner at home are widely prescribed but present convenience and compliance issues. Heska's complete disease management approach to these medical issues is to offer a proprietary periodontal disease therapeutic, a group of dental hygiene products and case management services from a board-certified veterinary dental specialist.

  Canine Periodontal Disease Therapeutic. In November 1997, Heska received FDA clearance to market and launched its periodontal disease therapeutic, an innovative product for the treatment of periodontal disease in dogs. The product consists of a solution containing the antibiotic doxycycline that is injected into the tooth pocket. The injected material forms a biodegradable gel that releases the antibiotic gradually over time, eliminating the need for repeated antibiotic administration by the pet owner. Heska's goal is to have this product administered by veterinarians on a regular basis for dogs with periodontal disease concurrently with the regular cleaning and scaling of the animal's teeth.

  Ancillary Dental Products. Regular dental hygiene has been proven to be of value in the prevention of periodontal disease in companion animals. As part of its comprehensive disease management approach, Heska markets canine dental care kits, consisting of a toothbrush, toothpaste and rinse, for dental hygiene following the use of its proprietary periodontal disease therapeutic. The Company commenced its marketing of these dental hygiene kits concurrently with the launch of its periodontal therapeutic. The Company has a full-time board certified veterinary dental specialist on its staff, one of fewer than 50 board certified veterinary dental specialists in the United States, who is assisting in the introduction of the periodontal therapeutic and who provides free case management consultations to any Heska customer.

OTHER INFECTIOUS DISEASES

  Feline Viral Vaccines. Heska introduced in 1997 a three-way modified live vaccine for the three most common viral diseases of cats, namely calicivirus, rhinotracheitis virus and panleukopenia virus. Heska also introduced in 1997 a two-way modified live vaccine for calcivirus and rhinotracheitis virus. These vaccines are administered without needle injection by dropping the liquid preparation into the eyes and nostrils of cats. While there is one competitive non-injectable two-way vaccine, all other competitive products are injectable formulations. The use of injectable vaccines in cats has become controversial due to the frequency of side effects associated with injection of certain vaccines. The most serious of these side effects are injection site sarcomas, tumors which, if untreated, are nearly always fatal. The Company's vaccines avoid injection site side effects and are believed by the Company to be very efficacious. The Company is also researching second generation vaccines using recombinant technology.

  Feline Immunodeficiency Virus Vaccine. Feline Immunodeficiency Virus ("FIV") produces a viral disease characterized by immunodeficiency which ultimately results in the death of the cat. Treatment options are quite limited, and at this time there are no vaccines available to prevent the disease, although several of the animal health companies with a feline vaccine line are believed to be attempting to develop one. Heska is developing a FIV vaccine, and experimental trials of the Company's vaccine candidates are expected to be undertaken in 1998.

  Feline Leukemia Virus Vaccine. Feline Leukemia Virus ("FeLV") is a viral disease of cats that is characterized by immunodeficiency and ultimately results in death. As with FIV, treatment options are quite limited. However, there are several vaccines presently offered for the prevention of FeLV. There is some controversy as to the relative efficacy of these vaccines. Heska is developing a vaccine for FeLV, and experimental trials of the Company's vaccine candidates are in progress.

  Bartonellosis (Cat Scratch Fever) Vaccine. Cat Scratch Fever, caused by the bacterium Bartonella henselae, is transmitted from cats to humans by a cat's scratch and perhaps by other means. The human disease is characterized by malaise, fever and swollen lymph nodes, sometimes lasting several weeks and sometimes requiring hospitalization. The Company believes that there are over 22,000 cases of Cat Scratch Fever in humans annually, of which 2,000 require hospitalization. Immunocompromised humans may develop very severe disease following infection, and this organism is a cause of a significant number of opportunistic infections in HIV-positive individuals. Therefore, doctors treating at-risk human populations may recommend that cats be removed from the household.

  The Company is working with scientists at the United States Centers for Disease Control and Prevention in Atlanta to develop a vaccine for cats. The vaccine is intended to prevent cats from harboring the bacteria in their blood with the goal of limiting transmission of the bacteria from cats to humans. Certain vaccine formulations prepared at Heska have successfully protected cats from infection. The vaccine is currently being tested in cats for safety and efficacy and, assuming success, the Company expects to launch this vaccine in the United States in 1999.

  Feline Toxoplasmosis Vaccine. Toxoplasmosis is caused by a protozoan parasite, Toxoplasma gondii, that infects cats and other mammals including humans, pigs and sheep. This disease can be transmitted to humans through contact with the oocysts (eggs) of the parasite, which are passed exclusively in the feces of infected cats. In addition, consumption of contaminated undercooked lamb and pork is a common means of transmission to humans. Toxoplasma infections are generally not a serious concern for cats, as healthy cats generally tolerate the infection without obvious disease. However, infections of other animals, including humans, may have serious consequences. This is particularly true for immunocompromised individuals, such as HIV-infected persons, and for unborn fetuses. Such infections may be life threatening in the former case and lead to birth defects or miscarriage in the latter. Because of the risk of transmission of this disease from cat feces, doctors sometimes advise immunocompromised patients and women who are or may become pregnant to avoid or give away their cats. For this reason, Heska believes that an appropriate vaccine may encourage such individuals to keep their family pets and is developing a recombinant vaccine intended to protect cats from shedding Toxoplasma oocysts. The Company believes that such a vaccine, if widely used, could help to reduce the transmission of disease to humans and other animals. The Company has identified and cloned the genes encoding over 80 vaccine candidate antigens from internally developed gene libraries. Testing of these antigens for vaccine efficacy will be undertaken in 1998.

  Canine Leishmaniosis Diagnostic and Vaccine. Visceral leishmaniosis is a serious disease of dogs and humans caused by the parasite Leishmania. These protozoan parasites are transmitted to humans and dogs through the bite of sandflies. The disease causes profound suffering and, if left untreated, infected dogs often die. While this disease is generally not a problem in the United States, it is widespread in Mediterranean and Middle Eastern countries and in South America. Dogs serve as the primary reservoir of the parasites for transmission to other dogs and to humans. Previously, reliable diagnosis of canine visceral Leishmania infections was based on clinical symptoms, the finding of parasitized cells in lymph node aspirates and the use of a laboratory-based microscopy assay to detect antibodies in the serum of dogs reactive with Leishmania antigens. At present there are no vaccines that will prevent Leishmania infection of dogs. The Company believes that significant markets exist for both a convenient and reliable diagnostic and an effective vaccine. These products would improve the quality of life of dogs living in endemic areas and may reduce the risk of disease transmission to humans.

  Using a proprietary molecule developed by Corixa Corporation, the Company has developed a sensitive diagnostic laboratory immunoassay for diagnosis of canine Leishmania infection and is developing a point-of-care device for rapid diagnosis. The reference laboratory test was introduced in the United States and Italy in 1997, with a point-of-care test and introduction in other European countries expected to follow in 1998. These tests provide improved accuracy and are much faster and easier to perform than the currently available laboratory test.

  Leishmaniosis vaccine trials are being conducted by the Company. Because little is yet known of the natural progression of disease in Leishmania-infected dogs, it is anticipated that this research effort, and subsequent vaccine trials, will not be completed for several years.

  Canine Viral Vaccines. Heska scientists are researching a next generation line of vaccines which are intended to protect dogs from their most common viral diseases. This vaccine line will focus on four principal canine viral diseases: parvovirus, distemper virus, parainfluenza virus and adenovirus. The Company intends to develop a vaccine to protect dogs from all four viruses. The Company does not expect these next generation vaccines to be commercially available for several years.

  Equine Influenza Vaccine. Equine influenza is a common viral disease of horses and is similar to human influenza. Horses have diminished performance and quality of life for an extended period following infection. Currently available vaccines for equine influenza are of limited efficacy and the duration of immunity for existing vaccines is measured in weeks or months. Heska is developing a unique vaccine for equine influenza and believes its vaccine candidates will have improved efficacy and duration of immunity. The vaccine is currently being tested in horses for safety and efficacy and, assuming success, the Company expects to launch this vaccine in the United States in 1999.

METABOLIC DISEASES

  Canine Thyroid Supplement. Canine hypothyroidism is a serious disease that is usually caused by structural and/or functional abnormalities of the thyroid gland. It is estimated that three to four percent of all dogs require thyroid hormone replacement therapy. Common clinical signs include dry, coarse, thin hair, possibly with patches of hair loss and pigment changes. The disease can affect multiple organ systems and cause recurrent infections. In 1997, Heska launched a thyroid supplement for dogs, which it believes is the first and only vitamin-enriched, chewable tablet for the treatment of hypothyroidism in dogs. These chewable tablets, which are administered daily for the life of the dog, provide levothyroxine sodium, a replacement therapy for the hormone normally produced by the body.

ARTHRITIS

  Osteoarthritis is a common disease affecting at least 20% of adult dogs. Mildly affected animals may suffer only stiffness, soreness, lethargy or reduced activity, while dogs with more severe disease may be unable to exercise or even to rise without assistance. Treatment options include temporary palliative relief of clinical signs by using pain relievers such as an oral non-steroidal anti-inflammatory drug. These palliative drugs provide temporary relief of pain but do not prevent the affected joints from suffering further erosion of cartilage and destruction of bone.

  Heska has acquired the rights to develop certain of CollaGenex Pharmaceuticals' proprietary matrix metalloproteinase inhibitors for companion animal health applications. Heska believes these compounds may be useful for the prevention and treatment of tissue destruction and disease progression in a variety of inflammatory and degenerative diseases. The Company is focusing its development efforts in the prevention of osteoarthritis progression.

ONCOLOGY

  With improved diet and medical care, dogs and cats are living longer lives and, accordingly, developing more age-associated diseases such as cancer. In fact, cancer is the leading cause of disease-associated death in dogs and cats. However, most treatments are less than optimal and employ "off label" therapeutic products developed for use in humans. The Company believes that it is critical that a cancer therapeutic product not substantially decrease the quality of life of the treated dog or cat. Accordingly, Heska is pursuing a number of product opportunities focusing primarily on quality of life during the course of cancer therapy. Numerous approaches are being taken, including pursuing licensing opportunities arising from human oncology research and collaborating with outside scientists on unique immunization techniques for companion animal cancers. The Company does not expect to have commercial products in this area for several years.

VETERINARY DIAGNOSTIC LABORATORIES

  In 1996, Heska established a veterinary diagnostic laboratory at its Fort Collins facility. The diagnostic laboratory currently offers the Company's allergy diagnostics, canine and feline heartworm diagnostics and flea bite allergy assays, in addition to other diagnostic and pathology services. The Fort Collins veterinary diagnostic laboratory is currently staffed by four diplomates of the American College of Veterinary Pathologists, medical technologists experienced in animal disease, and several additional technical staff.

  Heska intends to continue to use its Fort Collins diagnostic laboratory both as a stand-alone service center and as an adjunct to its product development efforts. Many of the assays which the Company will develop in a point-of-care format will initially be validated and made available in the diagnostic laboratory and will remain available in that format after the introduction of the analogous point-of-care test.

  In addition to the United States veterinary diagnostic laboratory, the Company provides to veterinarians in the United Kingdom a full range of diagnostic and pathology services, including the proprietary diagnostic laboratory tests marketed by the Company through Bloxham. Bloxham, one of the largest veterinary diagnostic laboratories in the United Kingdom, was acquired by Heska in 1997.

OTHER PRODUCTS

  Food Animal Products. Diamond is completing the research, development and testing of a new line of bovine vaccines, which are expected to be introduced in 1998. Diamond has entered into a strategic collaboration with a major pharmaceutical company pursuant to which the partner is providing funding for certain of this bovine vaccine research and development work in exchange for non-exclusive rights to use the antigens that Diamond develops.

  Heska has also developed a unique diagnostic to detect Trichinella spiralis, a parasite that is transmitted to humans and other animals in undercooked meat. Infected pork is implicated in most outbreaks of human

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

trichinosis. Heska has identified what it believes to be the most important antigen for the diagnosis of Trichinella infection in pigs and other hosts. This carbohydrate antigen has been synthesized, can be produced in large quantities and has been shown to be a superior reagent for the serological diagnosis of Trichinella infections of swine. The Company expects to license rights to this diagnostic test to a third party.

  Potential Human Health Applications. Heska's extensive research in the molecular and cellular biology of parasites has yielded potential human applications. Various biotechnology companies are pursuing pharmaceutical compounds derived from various microscopic organisms, higher invertebrates such as snails and even amphibians. The Company's research with parasites has similarly yielded molecules that may also have interesting human pharmaceutical applications. In addition, although to date the Company's novel work with the cellular receptor for IgE has been directed toward improving the diagnosis of allergy in companion animals, the Company is evaluating this technology for the diagnosis of human allergic disease. After it has completed its initial proof-of-concept work as to these technologies, Heska intends to explore corporate partnerships with appropriate human health care companies for the further development of the human applications while retaining the animal health applications. With these approaches, Heska hopes to maximize the benefit of the technologies discovered and developed at Heska, including extending them into the human health care market where feasible, without distracting the Company from its companion animal health focus.

PRODUCT CREATION

  Heska is committed to creating innovative products to address significant unmet health needs of companion animals. The Company creates products both through internal research and development and through external collaborations. Internal research is managed by multidisciplinary product-associated project teams consisting of veterinarians, biologists, molecular and cellular biologists, biochemists and immunologists. Heska believes that it has one of the largest and most sophisticated scientific efforts in the world devoted to applying biotechnology to the creation of companion animal products. Heska's employees hold 33 D.V.M.s and 51 Ph.D.s; nine employees hold both D.V.M. and Ph.D. degrees.

  The creation of unique and scientifically advanced vaccine and therapeutic products often requires an investment in basic research. For example, fundamental knowledge about the immunology of dogs and cats is not well developed, and the Company has invested significant resources on basic research to understand immune responses in dogs and cats. Similarly, the Company has invested significant resources to develop novel virally vectored and nucleic acid vaccines. The Company believes the information provided by these research groups is essential to informed and predictable programs aimed at creating state-of-the-art safe and effective vaccines and immunotherapeutics. Through this commitment, Heska has developed new knowledge of T-cell biology, cytokines, immune responses to adjuvants and the use of virally vectored and nucleic acid vaccines in companion animals.

  To support its product research programs, the Company has also developed core technical support areas which perform commonly-used techniques to a consistent high standard. These in-house core support areas include a hybridoma laboratory, a protein and nucleic acid sequencing facility, a recombinant protein purification laboratory, a diagnostics creation laboratory and a process development laboratory.

  For a number of reasons, including the complexity of parasitic organisms and their adaptations for life in or on host animals, the development of vaccines against parasites is generally more difficult than the development of vaccines against viruses or bacteria. The Company has committed substantial resources to develop a body of knowledge at a molecular genetic level about the physiology of parasites such as fleas and heartworms and the diseases they cause that it believes is unmatched in the industry. The Company has created a flea production laboratory in Fort Collins that produces tens of millions of fleas each year for internal research. Similarly, in order to maximize the likelihood of developing a successful heartworm vaccine, the Company has created a mosquito insectary, also located at the Company's Fort Collins facility, where tens of thousands of infective heartworm larvae are produced every week.

  Heska is also committed to identifying external product opportunities and creating business and technical collaborations that could lead to the creation of other products. The Company is currently funding research at multiple academic and governmental institutions. In addition, the Company is also involved in joint research or product development efforts with a number of companies. See "--Collaborative Agreements." The Company believes that its active participation in scientific networks and its reputation for investing in research enhances its ability to acquire external product opportunities.

SALES, MARKETING AND CUSTOMER SERVICE

  The Company presently markets its products in the United States directly to veterinarians through the use of its field sales force, inside customer service/tele-sales force and veterinary distributors acting as contract sales agents. The Company presently has over 25 field sales representatives and field sales supervisors and eight customer service/tele-sales representatives and supervisors. The 12 veterinary distributors with whom the Company has entered into sales agency relationships employ more than 300 field and customer service/tele-sales representatives, although some of these distributors may not sell all of the Company's products. Internationally, the Company markets its products to veterinarians primarily through distributors.

  There are approximately 30,000 veterinarians in the United States whose practices are devoted principally to small animal medicine. Those veterinarians practice in approximately 20,000 clinics in the United States. The Company plans to market its products to these clinics primarily through the use of its field and telephone sales force, sales agents, trade shows and print advertising. The Company has sold its products to approximately 6,500 such clinics within the last 12 months.

  In addition to creating novel products that improve companion animal health, Heska is committed to supporting the veterinarian through a complete case management strategy. The average companion animal veterinarian practices general medicine. Although there are an increasing, albeit small, number of veterinary specialists available, the economics of companion animal practice discourage extensive use of these specialists. The Company's strategy is to help the general practice veterinarian practice more sophisticated medicine in several ways. Heska currently provides certain specialized diagnostic products not available in a point-of-care format or in third party laboratories. In addition, the Company has established a medical and technical consulting group on site at the Colorado facility consisting of seven employee veterinarians with specialized expertise in such areas as dermatology, internal medicine, pathology, dentistry and feline practice. These personnel are available to all veterinarian customers for interpretation of test results and qualified and timely advice for continuing management of any given case. The Company believes that these services enhance practicing veterinarians' ability to provide the best possible medical care.

  Although most veterinary diagnostic, vaccine and therapeutic products are ordinarily sold only by veterinarians where a doctor-patient relationship exists, these products are sometimes sold directly to the public by catalogue and retail outlets that employ veterinarians. In order to support veterinary clinics and to foster loyalty to Heska products, the Company intends to sell its products exclusively to veterinarians for use where a doctor-patient relationship exists.

  Heska scientists present examples of the scientific advances that are being made in the Company's laboratories at important veterinary and other scientific meetings and are encouraged to publish their research in peer reviewed journals. The Company believes that these presentations and publications have helped establish the Company as a scientific leader in companion animal health.

MANUFACTURING

  The Company's products are manufactured by Diamond and Center, its wholly owned subsidiaries, and/or by contract manufacturers. Diamond's facility consists of a 166,000 square foot USDA and FDA licensed biological and pharmaceutical manufacturing facility in Des Moines, Iowa. The Company expects that it will manufacture most or all of its biological products at this facility, as well as most or all of its recombinant proteins and other proprietary reagents for its diagnostic products. The Company manufactures all of its allergy immunotherapy products at Center's USDA and FDA licensed manufacturing facility in Port Washington, New York. The Company manufactures its point-of-care diagnostic products for feline and canine heartworm infection at Quidel and Diamond. The Company's periodontal disease therapeutic is manufactured by Atrix, the company that is developing this product for human use. The Company's non-proprietary ancillary products, such as the canine dental hygiene kits and the dermatology line, are manufactured to its specifications by third parties. As the Company enters into additional strategic collaborations, it is possible that some of these strategic partners may manufacture products for sale by the Company. The Company's reliance upon third party manufacturers poses a significant risk. See "Risk Factors--Limited Manufacturing Experience and Capacity; Reliance on Contract Manufacturers."

  In addition to manufacturing products for the Company, Diamond manufactures veterinary biologicals and pharmaceuticals for other major companies in the animal health industry. Diamond is one of the few USDA licensed contract biological manufacturers in this market. Bayer, which is a leader in the bovine vaccine area, currently purchases a substantial portion of its bovine vaccine products for the United States market from Diamond. In addition to viral vaccines, Diamond also manufactures vaccines against bacterial infections. Diamond currently has the capacity to manufacture more than 50 million doses of vaccines each year. Diamond's customers purchase products in both bulk and finished format and Diamond performs all phases of manufacturing, including growth of the active bacterial and viral agents, sterile filling, lyophilization and packaging. In addition, Diamond ordinarily will support its customers through research services, regulatory compliance services, validation support and distribution services.

  In addition to manufacturing products for the Company, Center manufactures allergy immunotherapy products which are distributed in the human market through an independent and unaffiliated distribution company, Center Pharmaceuticals, Inc.

COLLABORATIVE AGREEMENTS

 Novartis

  In April 1996, the Company entered into several agreements with Ciba-Geigy Limited and Ciba-Geigy Corporation ("Ciba"), which agreements were succeeded to by Novartis, the entity formed upon Ciba's merger with Sandoz Limited. Such agreements were entered into in connection with a $36.0 million equity investment by Novartis in the Company (see "Certain Transactions"). Novartis received, under the marketing agreements, certain rights to manufacture and market any flea control vaccine or feline heartworm control vaccine developed by the Company as to which USDA prelicensing serials are completed on or before December 31, 2005. The Company and Novartis have co-exclusive rights to market these products under their own trade names throughout the world (other than in countries in which Eisai has such rights) and, if both parties elect to market, the parties will share revenues on their sales. The marketing agreements remain in force through 2010 or longer, if Novartis is still actively marketing such products. In addition, the parties entered into a screening and development agreement under which the parties may undertake joint research and development activities in certain fields. If the parties fail to agree to perform joint research activities, then Novartis has the right to use certain materials of the Company on an exclusive basis to develop food animal pharmaceutical products or on a co-exclusive basis with the Company to develop pharmaceutical products for parasite control in companion animals or food animal vaccines. Novartis would pay royalties on any such products developed by it. Currently, there are no joint research projects being undertaken, although several are in the proposal stage. The Company and Novartis also entered into a right of first refusal agreement under which the Company, prior to granting licenses to any third party to any products or technology developed or acquired by the Company for either companion animal or food animal applications, must first notify and offer Novartis such rights. If the parties are unable to come to an agreement within 150 days of the Company's first notice, Heska may thereafter license such rights to third parties on terms not materially more favorable than the terms last offered by the Company to Novartis. The screening and development agreement and right of first refusal agreement each terminate in 2005.

 Bayer

  In June 1994, the Company entered into research agreements (the "Research Agreements") with Bayer providing for funding of research (the "Research Program") by Bayer on a recombinant feline toxoplasmosis vaccine and a canine heartworm vaccine (the "Vaccines"). Bayer has the option to obtain an exclusive, royalty-bearing license to sell the Vaccines in all countries except in those in which Eisai has rights. If Bayer exercises this option, the parties will negotiate license and distribution agreements. The Company has the first option to manufacture any products sold pursuant to any such distribution agreement. The Research Agreements will terminate upon completion of the Research Program. Bayer may terminate the Research Agreements prior to completion, but would not have any rights to market the Vaccines (unless it terminated due to Heska's breach), although it would have non-exclusive access to technology developed in the Research Program for use other than in Vaccines. In the event Bayer elects to terminate the Research Agreements (other than due to Heska's breach), the Company would recover the right to market the Vaccines, subject to certain royalties to Bayer intended to repay certain amounts Bayer paid under the Research Agreements.

 Eisai

  In January 1993, the Company entered into an agreement with Eisai, a leading Japanese pharmaceutical company, pursuant to which the Company granted Eisai the exclusive right to market the Company's feline and canine heartworm vaccines, flea control vaccine and feline toxoplasmosis vaccine in Japan and most other countries in East Asia. In exchange, the Company received an up-front license fee and research funding for the development of these products. Heska will have the right to manufacture any such products pursuant to a supply agreement to be negotiated between the parties. The agreement will terminate in January 2008, unless extended or earlier terminated by either party for material breach of the agreement or by Eisai pursuant to certain early termination rights.

 Quidel

  The Company has entered into a development agreement with Quidel under which the parties are jointly developing its feline and canine heartworm point-of-care diagnostic tests using Quidel's rapid in-clinic test technology. The parties also have entered into a supply agreement under which Quidel will perform manufacturing services with respect to these tests for the Company.

INTELLECTUAL PROPERTY

  Heska believes that patents, trademarks, copyrights and other proprietary rights are important to its business. Heska also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position.

  Heska actively seeks patent protection both in the United States and abroad. As of January 1998, Heska owned or co-owned 13 issued United States patents and 80 pending United States patent applications, including 11 with allowed claims. Heska's issued United States patents primarily relate to the Company's proprietary flea bite allergy, flea control, heartworm, trichinosis diagnostic and vaccine delivery technologies. The Company's pending United States patent applications primarily relate to proprietary allergy, flea bite allergy, flea control, heartworm, bartonellosis, toxoplasmosis, plague, asthma, nutrition, trichinosis diagnostic and vaccine production and delivery technologies. Applications corresponding to pending United States applications have been or will be filed in other countries. As of January 1998, Heska had three issued foreign patents and 80 pending foreign filings, including 13 pending Patent Cooperation Treaty ("PCT") filings.

  The Company also has obtained exclusive and non-exclusive licenses for numerous other patents held by academic institutions and biotechnology and pharmaceutical companies. The proprietary technology of Diamond and Center is primarily protected through trade secret protection of, for example, their manufacturing processes. In general, the intellectual property of Diamond's customers belongs to such customers.

  As patent applications in the United States are maintained in secrecy until patents issue and as publication of discoveries in the scientific or patent literature often lags behind the actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. Furthermore, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and, therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. There can be no assurance that patents will issue from any of the Company's patent applications or, should patents issue, that the Company will be provided with adequate protection against potentially competitive products. Furthermore, there can be no assurance that should patents issue, they will be of commercial value to the Company, or that the USPTO or private parties, including competitors, will not successfully challenge the Company's patents or circumvent the Company's patent position. In the absence of adequate patent protection, the Company's business may be adversely affected by competitors who develop comparable technology or products.

  Pursuant to the terms of the Uruguay Round Agreements Act, patents issuing from applications filed on or after June 8, 1995 have a term of 20 years from the date of such filing, irrespective of the period of time it may take for such patent to ultimately issue. This method of patent term calculation can result in a shorter period of patent protection afforded to the Company's products compared to the prior method of term calculation (17 years from the date of issue) as patent applications in the biopharmaceutical sector often take considerable time to issue. Under the Drug Price Competition and Patent Term Restoration Act of 1984 and the Generic Animal Drug and Patent Term Restoration Act, a patent which claims a product, use or method of manufacture covering drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for FDA review of the product. There can be no assurance that the Company will be able to take advantage of the patent term extension provisions of this law.

  The Company also relies on trade secrets and continuing technological innovation which it seeks to protect with reasonable business procedures for maintaining trade secrets, including confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by competitors. Under certain of the Company's research and development agreements, inventions discovered in certain cases become jointly owned by the Company and the corporate sponsor or partner and in other cases become the property of the Company or the corporate sponsor or partner. Disputes may arise with respect to ownership of any such inventions.

  The commercial success of the Company also depends in part on the Company and its collaborators neither infringing patents or proprietary rights of third parties nor breaching any licenses that may relate to the Company's technologies and products. The Company is aware of several third party patents and patent applications that may relate to the practice of the Company's technologies. There can be no assurance that the Company or its collaborators do not or will not infringe any valid patents or proprietary rights of third parties. Furthermore, to the extent that Heska or its consultants or research collaborators use intellectual property owned by others in work performed for the Company, disputes may arise as to the rights in such intellectual property or in related or resulting know-how and inventions. Any legal action against the Company or its collaborative partners claiming damages and seeking to enjoin commercial activities relating to the Company's products and processes affected by third party rights, in addition to subjecting the Company to potential liability for damages, may require the Company or its collaborative partner to obtain a license in order to continue to manufacture or market the affected products and processes or to stop the manufacture and marketing of the affected products and processes. There can be no assurance that the Company or its collaborative partners would prevail in any such action or that any license (including licenses proposed by third parties) required under any such patent would be made available on commercially acceptable terms, if at all. There are a significant number of United States and foreign patents and patent applications in the practice of the Company's areas of interest and the Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Uncertainty of Patent and Proprietary Technology Protection; License of Technology of Third Parties."

GOVERNMENT REGULATION

  Most of the products being developed by Heska will require licensing by a governmental agency before marketing. In the United States, governmental oversight of animal health products is primarily split between two agencies: the United States Department of Agriculture ("USDA") and the Food and Drug Administration ("FDA"). Vaccines and point-of-care diagnostics for animals are considered veterinary biologics and are regulated by the Center for Veterinary Biologics ("CVB") of the USDA under the auspices of the Virus-Serum-Toxin Act. Alternatively, animal drugs, which generally include all synthetic compounds, are approved and monitored by the Center for Veterinary Medicine ("CVM") of the FDA under the auspices of the Federal Food, Drug and Cosmetic Act. A third agency, the Environmental Protection Agency ("EPA"), has jurisdiction over certain products applied topically to animals or to premises to control external parasites.

  Most of the regulated products presently under development by Heska will be regulated by the USDA. The purpose of the Virus-Serum-Toxin Act is to ensure that veterinary biologics sold in the United States are safe and efficacious. Pre-market testing is performed by the manufacturer and the CVB prior to approval of the product for sale as well as on each new lot. Although the procedures for licensing products by the USDA are formalized, the acceptable standards of performance for any product are agreed upon between the manufacturer and the CVB. For novel products that are unlike others already licensed, the agreement on expected performance standards is typically reached through a dialogue between the CVB and the manufacturer. The formal demonstration of acceptable efficacy of the product is done in carefully controlled laboratory trials. This is normally a much more efficient and reliable process than demonstration of efficacy in clinical trials using client-owned animals.

  The drug development process for human therapeutics is much more involved than that for animal drugs. The company sponsor of a human drug must obtain FDA marketing approval in a multi-phase process which generally is lengthy, expensive and subject to unanticipated delays. First, extensive preclinical studies in animal models to assess safety and efficacy as well as laboratory toxicology and pharmacokinetic studies of the drug must be conducted. The company must then submit to the FDA an application for an Investigational New Drug which must become effective before human clinical trials can commence. Human clinical trials are then conducted in three sequential phases. Phase I, which is safety testing, generally involves a small group of patients or healthy volunteers and typically takes approximately one year to complete. Phase II, in which the drug is tested for efficacy, optimal dosage and safety risks, is conducted in a larger, but still limited, patient population and typically takes 18 to 36 months to complete. If the drug proves efficacious in Phase II trials, expanded Phase III trials are conducted to evaluate the overall risks and benefits of the drug in relation to available therapies for the disease. This phase typically takes two and one-half to five years to complete. Only after these clinical trials are complete may the company submit a New Drug Application ("NDA") to the FDA for marketing approval of the drug, and the NDA review process takes more than one year on average to complete. The entire process from research to market introduction on average exceeds 15 years and may cost hundreds of millions of dollars.

  By contrast, recent industry data indicate that it takes about 11 years and $5.5 million to develop a new drug for animals, from commencement of research to market introduction. Of this time, approximately three years is spent in the clinical trial and review process. This approximate time requirement for animal drugs is significantly shorter than the analogous time requirement for human drugs in part because neither preclinical studies in model systems nor a sequential phase system of clinical trials is required. Rather, for animal drugs clinical trials for safety and efficacy may be conducted immediately in the species for which the drug is intended. Thus, there is no required phased evaluation of drug performance, and CVM will review data at the most appropriate and productive times in the drug development process. In addition, the time and cost for developing companion animal drugs may be significantly less than for drugs for food producing animals, as food safety issues relating to tissue residue levels are not present. Also, for animal drugs, unlike human drugs, advantages over existing therapies do not have to be demonstrated. In addition, with the enactment of the Animal Drug Availability Act ("ADA") in October 1996, substantial reductions in the time and cost to license some new animal drugs by the FDA are anticipated. The ADA was designed to streamline the animal drug approval process in order to provide more registered drugs for animal use. The ADA creates a binding pre-submission conference at which the CVM and the sponsoring company agree on the types of data the FDA will require. The ADA also removes the requirement that field investigations be done in every instance and allows the CVM to accept different types of proof of a drug's safety and efficacy. For example, as permitted by the ADA, the FDA agreed that data collected by Atrix in human preclinical trials using dogs with naturally occurring periodontal disease constituted adequate evidence of product efficacy for purposes of regulatory clearance for the Heska Periodontal Disease Therapeutic. This reduced the approval process time for this product by eliminating the need to conduct clinical trials in client-owned dogs. This product has been licensed for use in dogs before the equivalent product has been licensed by the FDA for use in humans, although the human clinical trials were initiated significantly before Heska's efforts.

  Recent industry data indicates that it takes approximately four years and $1.0 million to license a conventional vaccine for animals from basic research through licensing. In contrast to vaccines, point-of-care diagnostics can typically be licensed by the USDA in about a year with considerably less cost. However, vaccines or diagnostics that use innovative materials such as those resulting from recombinant DNA technology usually require additional time to license. The USDA licensing process involves the submission of several data packages. These packages include information on how the product will be prepared, information on the performance and safety of the product in laboratory studies and information on performance of the product in field conditions. However, the submission and review of these data packages is not staged so that one must be completed before beginning the next.

  A number of animal health products are not regulated. For example, assays for use in a veterinary diagnostic laboratory do not have to be licensed by either the USDA or the FDA. Additionally, grooming and supportive care products such as those being developed for the dermatology and dental health care product lines are exempt from significant regulation as long as they do not bear a therapeutic claim that represents the product as a drug.

  Recently, regulations governing the export of drugs and biologics have also been relaxed by the passage of the Export Reform Enhancement Act of 1996. Under this act, drugs and biologics produced in the United States do not have to be licensed for sale in the United States before export if they are approved for sale in the importing country. Accordingly, Heska is moving quickly to introduce point-of-care diagnostic products in certain countries, such as Italy and Australia, where the products would address significant market opportunities or needs.

  The European Union ("EU") is centralizing the regulatory process for companion animal drugs and biologics for member states. In addition, both the USDA and the FDA are working with the EU and Japan via the Veterinary International Cooperation on Harmonization initiative to harmonize the regulatory requirements for companion animal health products. Thus, in the future, it is hoped that a single set of requirements will be in place to streamline the licensing of veterinary products in the major companion animal markets. Notwithstanding the EU's efforts to streamline the regulatory process for companion animal health products, certain countries in Europe, including Italy, where the Company is currently marketing its Leishmania diagnostic product, have chosen not to stringently regulate veterinary diagnostic products at this time.

COMPETITION

  The market in which the Company competes is intensely competitive. Heska's competitors include companion animal health companies and major pharmaceutical companies that have animal health divisions. Companies with a significant presence in the animal health market, such as American Home Products, Bayer, Merial Ltd., Novartis, Pfizer Inc and IDEXX Laboratories, Inc., have developed or are developing products that do or would compete with the Company's products. Novartis and Bayer are marketing partners of the Company and their agreements with the Company do not restrict their ability to develop and market competing products. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors may offer broader product lines and have greater name recognition than the Company. Additionally, the market for companion animal health care products is highly fragmented, with discount stores and specialty pet stores accounting for a substantial percentage of such sales. As Heska intends to distribute its products only through veterinarians, a substantial segment of the potential market may not be reached and the Company may not be able to offer its products at prices which are competitive with those of companies that distribute their products through retail channels. There can be no assurance that the Company's competitors will not develop or market technologies or products that are more effective or commercially attractive than the Company's current or future products or that would render the Company's technologies and products obsolete. Moreover, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

EMPLOYEES

  As of December 31, 1997, Heska and its subsidiaries employed 474 full-time persons, of whom 110 are in manufacturing and quality control, 154 are in research, development and regulatory, 126 are in finance and administration, 51 are in sales and marketing and 35 are in the diagnostic laboratories. Heska's employees hold 33 D.V.M.s and 51 Ph.D.s. There can be no assurance that the Company will continue to be able to attract and retain qualified technical and management personnel. See "Risk Factors--Dependence on Key Personnel." None of the Company's employees is covered by a collective bargaining agreement, and the Company believes its employee relations are good.

FACILITIES

  Heska leases an aggregate of approximately 75,000 square feet of administrative and laboratory space in six buildings located mostly in one business park in Fort Collins, Colorado under leases expiring from 1999 through 2004, with options to extend through 2010 for the larger facilities. Heska believes that its present Fort Collins facilities are adequate for its current and planned activities and that suitable additional or replacement facilities in the Fort Collins area are readily available on commercially reasonable terms. Diamond's principal manufacturing facility in Des Moines, Iowa, consisting of 166,000 square feet of buildings on 34 acres of land, is leased from Bayer under a lease expiring in 1998, with options to extend through 2009. Diamond also owns a 160-acre farm used principally for research purposes located in Carlisle, Iowa. Management believes that any new construction required for Diamond's activities can be accommodated at its present site. Center owns its approximately 27,000 square foot facility in Port Washington, New York. The Company's European subsidiaries lease their facilities.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company are as follows:

          NAME                     AGE                          POSITION
          ----                     ---                          --------
DIRECTORS AND EXECUTIVE
 OFFICERS
Fred M. Schwarzer................  45  President, Chief Executive Officer and Director
Robert B. Grieve, Ph.D...........  46  Chief Scientific Officer and Vice Chairman
Giuseppe Miozzari, Ph.D..........  50  Managing Director, Heska Europe
R. Lee Seward, D.V.M.............  52  Executive Vice President
John A. Shadduck, D.V.M., Ph.D...  58  Executive Vice President, Operations
William G. Skolout...............  47  Chief Financial Officer
Louis G. Van Daele...............  54  President, Diamond Animal Health, Inc.
A. Barr Dolan(1)(2)..............  48  Chairman of the Board
Lyle A. Hohnke, Ph.D.(1).........  54  Director
Denis H. Pomroy(2)...............  47  Director
Lynnor B. Stevenson, Ph.D.(1)....  54  Director
Guy Tebbit, Ph.D.(2).............  48  Director
KEY EMPLOYEES
David L. Hines, Ph.D.............  51  Vice President, Product Development and Regulatory Affairs
Elizabeth Hodgkins, D.V.M........  48  Vice President, Marketing
Paul Hudnut, J.D.................  39  Vice President, Business Development
Deborah E. Robbins, J.D..........  40  Vice President, General Counsel and Secretary
Keith E. Rushlow, Ph.D...........  44  Vice President, Science and Technology
Dan T. Stinchcomb, Ph.D..........  44  Vice President, Biochemistry and Molecular Biology
Carol Talkington Verser, Ph.D....  45  Vice President, Intellectual Property
Donald L. Wassom, Ph.D...........  49  Vice President, Allergy and Immunology
Glade Weiser, D.V.M..............  49  Vice President, Diagnostics
Kenneth Williams.................  51  Vice President, Sales
Terry A. Willkom.................  54  Vice President, Manufacturing

--------
(1) Member of Compensation Committee of the Board of Directors.
(2) Member of Audit Committee of the Board of Directors.

  Fred M. Schwarzer is President, Chief Executive Officer and a director of the Company. Mr. Schwarzer served as the Executive Vice President responsible for the Company's strategic planning and corporate partnerships from June 1994 until he was elected to serve as President and Chief Executive Officer of the Company effective November 1994. He has been a member of the Company's Board of Directors since June 1994. From June through October 1994, Mr. Schwarzer was an employee of Charter Venture Capital and continues to hold a small limited partnership interest in Charter Ventures II, L.P. Mr. Schwarzer was the founder and a partner in the Mountain View, California law firm of General Counsel Associates from 1988 to June 1994 and, prior to founding General Counsel Associates, was a partner in the San Francisco law firm of Pillsbury Madison & Sutro LLP. He holds a J.D. degree from the University of California, Berkeley and a B.A. degree from the University of Michigan.

  Robert B. Grieve, Ph.D. is Chief Scientific Officer and Vice Chairman of the Company and is a founder of the Company. Dr. Grieve was named to his current position in December 1994. He has been a member of the Company's Board of Directors since 1990. Dr. Grieve was a Professor of Parasitology at Colorado State University from 1987 until joining the Company in January 1994 as Vice President, Research and Development. In addition to his duties with the Company, Dr. Grieve is the Immediate Past President of the American Society of Parasitologists. In the past, he has served in a formal editorial capacity for the Journal of Immunology, the

Journal of Parasitology and the American Journal of Veterinary Research. His professional awards and honors include the 1991 Ralston Purina Small Animal Research Award and the 1990 Henry Baldwin Ward medal for outstanding research in Parasitology, awarded by the American Society of Parasitologists. He holds a Ph.D. degree from the University of Florida and M.S. and B.S. degrees from the University of Wyoming.

  Giuseppe Miozzari, Ph.D. joined the Company as Managing Director, Heska Europe in March 1997. From 1980 to March 1997, Dr. Miozzari served in senior research positions with Novartis, most recently as the Head of Research of the Animal Health Sector and prior to that, from 1980 to 1983, as Head of the Molecular Biology Research Unit in the Pharmaceuticals Division. Dr. Miozzari also served as Novartis' designate on the Board of Directors of the Company from April 1996 to March 1997. Dr. Miozzari holds Ph.D. and Dipl. Sc. Nat. degrees from the Federal Institute of Technology (ETH) in Zurich, Switzerland.

  R. Lee Seward, D.V.M. is Executive Vice President of the Company. He joined the Company in October 1994. Before joining the Company, Dr. Seward held successive positions with Merck & Co., Inc. from May 1981 until September 1994. His most recent position with Merck was Executive Director, Animal Science Research, a position in which he headed worldwide animal health product development. Dr. Seward was in private veterinary practice from March 1980 until he joined Merck & Co., Inc. He holds D.V.M. and B.S. degrees from Colorado State University.

  John A. Shadduck, D.V.M., Ph.D. is Executive Vice President, Operations of the Company. He was named to this position in January 1997. Dr. Shadduck also served as a director of the Company from January 1990 to January 1997. Before joining the Company, he held the position of Dean, College of Veterinary Medicine, Texas A&M University from July 1988 until January 1997. He holds D.V.M. and M.Sc. and Ph.D degrees from The Ohio State University.

  William G. Skolout was appointed Chief Financial Officer of the Company in March 1997. Before joining Heska, Mr. Skolout was Chief Financial Officer of Cardinal Technologies, Inc. from March 1996 to February 1997 and was Chief Financial Officer and Vice President of Cray Computer Corporation from September 1992 to December 1995. He holds an M.B.A., Finance degree from the University of Massachusetts, Amherst and a B.S., Business Finance degree from University of Colorado, Boulder.

  Louis G. Van Daele has served as President of Diamond since February 1994. From February 1989 until January 1994, he served as Director of Quality Control and Quality Assurance at Diamond. He holds an M.B.A. degree from Wayne State University and a B.S. degree from Michigan State University.

  A. Barr Dolan has been a director of the Company since March 1988. Mr. Dolan has been the President of Charter Venture Capital, a venture capital management firm, since 1982, a general partner of Charter Ventures since 1982 and a general partner of Charter Ventures II, L.P. since 1994. Mr. Dolan is also a director of several private companies. He holds M.S. and B.A. degrees from Cornell University, an M.A. degree from Harvard University and an M.B.A. from Stanford University.

  Lyle A. Hohnke, Ph.D. has been a director of the Company since April 1996. Dr. Hohnke is a general partner of Javelin Capital Fund, L.P., a venture capital firm, a position he has held since 1994. Dr. Hohnke was a co-founder of Diamond and served as Chairman and CEO from 1994 until its acquisition by the Company in April 1996. From January 1991 to October 1993 he was a general partner of Heart Land Seed Capital Fund. Dr. Hohnke is also a director of Vaxcel, Inc. and several private companies. He holds Ph.D. and M.A. degrees from the University of Oregon, an M.B.A. from the Hartford Graduate Institute and a B.A. degree from Western Michigan University.

  Denis H. Pomroy has been a director of the Company since March 1995. He is the president of Volendam Capital Advisors, Palo Alto, California, a venture capital management company, which advises on and manages investments for member companies of the Volendam investment group, including Volendam Investeringen N.V. Prior to joining Volendam Capital Advisors, Mr. Pomroy served as chief financial officer from 1989 through

1996 of Madge Networks N.V., a computer networking company and is currently a Supervisory Director of such company. Mr. Pomroy serves as a director of several other private companies, mainly in the emerging growth technology area. He holds a bachelors degree from The University of Birmingham, England and is a fellow of The Chartered Institute of Management Accountants, England.

  Lynnor B. Stevenson, Ph.D. was a founder of Heska and has been a director of the Company since March 1988 and served as President of the Company from March 1988 to March 1992. Dr. Stevenson is currently the President and Chief Executive Officer of Cascade Oncogenics, Inc. From July 1992 to April 1997, she was Director, Technology Transfer at the University of Oregon. She holds a Ph.D. degree in biochemistry from Monash University, Australia and B.Sc. and M.Ed. degrees from the University of Melbourne, Australia.

  Guy Tebbit, Ph.D. has been a director of the Company since March 1997 when he became Novartis' designate on the Board of Directors of the Company. Since January 1997, Dr. Tebbit has served as Vice President, Research and Development, Regulatory Affairs and Professional Services at Novartis. From January 1995 to January 1997, he held the position of Director, Manufacturing and Regulatory Affairs at Novartis and from January 1992 to January 1995 he served as Senior Product Development Manager at Novartis. Dr. Tebbit holds a Ph.D. from Oregon State University and a B.S. degree from Northern Illinois University.

  David L. Hines, Ph.D. has served as Vice President, Product Development and Regulatory Affairs since February 1997. Prior to joining the Company, Dr. Hines was the manager of Virus Vaccine Research and Development for Solvay Animal Health, Inc., where he was employed from February 1989 to December 1995. He holds Ph.D. and B.Sc. degrees from The Ohio State University.

  Elizabeth Hodgkins, D.V.M. has served as Vice President, Marketing of the Company since October 1996. From June 1985 until August 1993, Dr. Hodgkins held a variety of positions in customer relations and marketing with Hill's Pet Nutrition Inc. Prior to 1985, Dr. Hodgkins was an Instructor in Residence in Veterinary Microbiology at the University of California at Davis and an Oncological Specialist and Associate Clinician at Silverado Veterinary Hospital in Napa, CA. She holds D.V.M. and B.S. degrees from the University of California, Davis and a J.D. degree from the University of Kansas.

  Paul Hudnut, J.D. has served as Vice President of Business Development of the Company since June 1996. Prior to joining the Company, Mr. Hudnut was a General Manager at US WEST Media Group. He held positions in management and business development at subsidiaries of US WEST Inc. from February 1988 until joining the Company. Prior to joining US WEST Inc., Mr. Hudnut was associated with the Denver, Colorado law firm of Davis, Graham & Stubbs. He holds a J.D. degree from the University of Virginia and a B.A. degree from The Colorado College.

  Deborah E. Robbins, J.D. is Vice President, General Counsel and Secretary of the Company. She has served in that position since April 1996. From February 1990 until joining the Company, Ms. Robbins was a partner with the Mountain View, California law firm of General Counsel Associates, and prior to that time was an associate and partner in the Palo Alto, California law firm of Wilson, Sonsini, Goodrich & Rosati. She holds a J.D. degree from the University of Chicago and a B.A. degree from Wellesley College.

  Keith E. Rushlow, Ph.D. has served as Vice President of Science and Technology of the Company since December 1995. From April 1993 until December 1993, he was Senior Director, Molecular Biology. From December 1993 to December 1994, he was Director of Research. From December 1994 to December 1995, he was Vice President, Research. From September 1990 until joining the Company, Dr. Rushlow was a Research Associate Professor at the University of Pittsburgh School of Medicine and Associate Faculty at the Pittsburgh Cancer Institute. Dr. Rushlow has also held various scientific and research management positions with the National Cancer Institute, Battelle Memorial Institute and Syngene/TechAmerica. He holds a Ph.D. degree from the University of Colorado and a B.S. degree from the University of Michigan.

  Dan T. Stinchcomb, Ph.D. has served as Vice President of Biochemistry and Molecular Biology for the Company since May 1996. Prior to joining the Company, from July 1993 until May 1996 Dr. Stinchcomb was employed at Ribozyme Pharmaceuticals, Inc., most recently as Director of Biology Research. From 1988 until April 1993, Dr. Stinchcomb held various positions with Synergen, Inc. Prior to joining Synergen, Dr. Stinchcomb was an Associate Professor in Cellular and Developmental Biology at Harvard University. He holds a Ph.D. degree from Stanford University and a B.A. degree from Harvard University.

  Carol Talkington Verser, Ph.D. has served as Vice President of Intellectual Property of the Company since June 1996. From July 1995 until June 1996, Dr. Verser was the Director of Intellectual Property for the Company. She was a patent agent for the law firm of Sheridan, Ross & McIntosh in Denver, Colorado from 1991 until 1995 and from 1990 through 1992 was a writer and contributing editor for Bioworld Today. From 1986 until 1989, she was a director at BioGrowth Inc. She holds a Ph.D. degree from Harvard University and a B.S. degree from the University of Southern California.

  Donald L. Wassom, Ph.D. has served as Vice President of Allergy and Immunology of the Company since January 1996. From May 1992 until January 1996, Dr. Wassom was Professor of Parasitology at Colorado State University. Dr. Wassom has also held faculty positions at the University of Wisconsin and Cornell University. He holds Ph.D. and B.S. degrees from the University of Utah.

  Glade Weiser, D.V.M. has served as Vice President of Diagnostics of the Company since April 1996. From October 1989 until January 1996, Dr. Weiser was Professor and Chairperson for the Department of Pathology in the College of Veterinary Medicine and Biomedical Sciences at Colorado State University. He was a member of the faculty at the College of Veterinary Medicine of The Ohio State University from July 1975 until December 1982. Dr. Weiser is a Diplomate of the American College of Veterinary Pathologists. He holds D.V.M. and B.S. degrees from the University of California, Davis.

  Kenneth Williams has served as Vice President of Sales of the Company since February 1997. From 1989 until joining the Company, he was Director of Field Sales for CIBA-GEIGY Animal Health. He holds a B.S. degree from Virginia Polytechnic Institute. From 1972 until 1989, he was employed by The Upjohn Company in various animal health sales and sales management positions.

  Terry A. Willkom has served as Vice President, Manufacturing since January 1998. Before joining the Company, he was Vice President, Operations of SRC Computers, Inc. from July 1996 until December 1997. From October 1990 until December 1995, he was employed by Cray Computer Corporation, initially as the Director of Manufacturing and in April 1992 became its President and Chief Operating Officer. He holds a B.S. degree from the University of Wisconsin, Eau Claire.

  Mr. Schwarzer and Ms. Robbins are husband and wife. There are no other family relationships among any of the directors or executive officers of the Company.

BOARD COMPOSITION AND COMMITTEES

  The Company's Board of Directors are divided into three classes, with one class of directors elected each year at the annual meeting of stockholders for a three year term of office. All directors of one class hold their positions until the annual meeting of stockholders at which their respective successors are elected and qualified. Mr. Schwarzer and Dr. Tebbit serve in the class whose term expires in 1998; Dr. Grieve and Mr. Dolan serve in the class whose term expires in 1999; and Mr. Pomroy, Dr. Stevenson and Dr. Hohnke serve in the class whose term expires in 2000. Officers are elected at the first board of directors meeting following the stockholders' meeting at which the directors are elected and serve at the discretion of the Board of Directors.

  Mr. Dolan was appointed to the Company's Board of Directors in connection with initial and subsequent equity investments in the Company by Charter Ventures and Charter Ventures II, L.P. (collectively, "Charter"). Dr. Tebbit was appointed to the Board of Directors in connection with an equity investment in the Company by Novartis. Mr. Pomroy was appointed to the Board of Directors of the Company in connection with an investment in the Company by Volendam Investeringen N.V. ("Volendam"). Volendam, Charter and Novartis are parties to a voting agreement with the Company pursuant to which each entity is entitled to elect one director to the

Company's Board of Directors for as long as each entity owns a specified amount of the Company's voting stock. See "Description of Capital Stock-- Voting Agreement." Dr. Hohnke was appointed to the Board of Directors of the Company in connection with the Company's April 1996 acquisition of Diamond.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Messrs. Dolan and Pomroy and Dr. Tebbit, reviews the results and scope of the annual audit and the services provided by the Company's independent accountants. The Compensation Committee, which consists of Mr. Dolan, Dr. Hohnke and Dr. Stevenson, makes recommendations to the Board of Directors with respect to general and specific compensation policies and practices of the Company and administers its 1997 Stock Incentive Plan and 1997 Employee Stock Purchase Plan. Mr. Schwarzer also attends meetings of the Compensation Committee, other than discussions relating to his own compensation, but does not vote on any matters.

COMPENSATION OF OUTSIDE DIRECTORS

  Directors do not receive any fees for service on the Board of Directors, but are reimbursed for their expenses for each meeting attended. Directors are eligible to participate in the Company's 1997 Stock Incentive Plan and are entitled to certain automatic grants of options under such plan as described below. See "--Stock Option Plan." Dr. Tebbit has declined such options in accordance with Novartis policies. Mr. Dolan assigns his options in equal portions to Charter Ventures and Charter Ventures II, L.P. as required by their partnership agreements.

EXECUTIVE COMPENSATION

  The following table summarizes all compensation paid to the Company's Chief Executive Officer and to each of the Company's other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the fiscal years ended December 31, 1997 and 1996.

                          SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION
                                    ---------------------------------------              ---
                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                                            ------------
                                                                             SECURITIES
                             FISCAL                          OTHER ANNUAL    UNDERLYING
NAME AND PRINCIPAL POSITION   YEAR  SALARY($)(1)   BONUS($) COMPENSATION($)  OPTIONS(#)
---------------------------  ------ ------------   -------- --------------- ------------
Fred M. Schwarzer........     1997   $ 200,000        --          --              --
 President and Chief Ex-
  ecutive Officer             1996     200,000        --          --          150,000
Robert B. Grieve.........     1997     190,000        --          --              --
 Chief Scientific Officer
  and Vice Chairman           1996     190,000        --          --          150,000
R. Lee Seward............     1997     180,000        --          --           20,000
 Executive Vice President     1996     180,000        --          --              --
John A. Shadduck.........     1997     160,000(2)     --          --          100,000
 Executive Vice Presi-
  dent, Operations            1996         --         --          --              --
Giuseppe Miozzari........     1997     144,000(3)     --          --          100,000
 Managing Director, Heska
  Europe                      1996         --         --          --              --

--------
(1) Salary includes amounts, if any, deferred pursuant to 401(k) arrangements.
(2) Dr. Shadduck's employment with the Company commenced in February 1997 and his current annual salary is $180,000.
(3) Dr. Miozzari's employment with the Company commenced in March 1997 and his current annual salary is CHF 300,000.

  The following tables set forth certain information as of December 31, 1997 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table.

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                             POTENTIAL REALIZABLE VALUE
                           NUMBER OF   PERCENTAGE OF                           AT ASSUMED ANNUAL RATES
                          SECURITIES   TOTAL OPTIONS                         OF STOCK PRICE APPRECIATION
                          UNDERLYING    GRANTED TO   EXERCISE OR                 FOR OPTION TERM(4)
                            OPTIONS    EMPLOYEES IN   BASE PRICE  EXPIRATION ----------------------------
NAME                     GRANTED(#)(1)  FISCAL YEAR  ($/SHARE)(2)  DATE(3)       5%($)        10%($)
----                     ------------- ------------- ------------ ---------- ------------- --------------
Fred M. Schwarzer.......      --            -- %        $ --          --     $         --  $         --
Robert B. Grieve........      --            --            --          --               --            --
R. Lee Seward...........     20,000         2.25         3.00      3/15/07         120,807       227,905
John H. Shadduck........    100,000        11.23         1.20      1/27/07         344,234       619,216
Giuseppe Miozzari.......    100,000        11.23         1.20       2/5/07         572,280       982,340

--------
(1) The right to exercise these stock options vests ratably on a monthly basis over a four-year period. Under the terms of the Company's stock plans, the committee designated by the Board of Directors to administer such plans retains the discretion, subject to certain limitations, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such canceled options.
(2) The exercise price is equal to 100% of the fair market value on the date of grant as determined by the Board of Directors.
(3) The options have a term of ten years, subject to earlier termination in certain events related to termination of employment.
(4) The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in the table will be achieved.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                NUMBER OF SECURITIES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                     OPTIONS AT          IN-THE-MONEY OPTIONS AT
                           SHARES     VALUE     DECEMBER 31, 1997(#)     DECEMBER 31, 1997($)(2)
                         ACQUIRED ON REALIZED ------------------------- -------------------------
NAME                     EXERCISE(#)  ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
Fred M. Schwarzer.......     --         --      141,583      131,417    $1,657,931   $1,501,259
Robert B. Grieve........     --         --      239,375      120,625     2,850,869    1,371,431
R. Lee Seward...........     --         --       23,750       46,250       275,775      513,325
John A. Shadduck........     --         --       42,857       77,135       499,089      862,413
Giuseppe Miozzari.......     --         --       20,833       79,167       232,913      885,087

--------
(1) These values were calculated on the basis of the fair market value of the underlying securities at the exercise date minus the applicable per share exercise price.
(2) These values were calculated on the basis of the fair market value of the Common Stock at December 31, 1997 ($12.38), minus the applicable per share exercise price.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with each of Fred M. Schwarzer, its Chief Executive Officer, Robert B. Grieve Ph.D., its Chief Scientific Officer and Vice Chairman, R. Lee Seward D.V.M., an Executive Vice President and John Shadduck, D.V.M., an Executive Vice President. These agreements provide for severance payments if the employment of the individual is terminated without cause, including terminations in connection with a change in control of the Company. In the case of Mr. Schwarzer and Dr. Grieve, the payments would be one year's salary plus an additional one year of vesting under any stock arrangements if the termination takes place at any time on or before December 31, 1999, or six months' salary and an additional six months' vesting under any stock arrangements if the termination takes place after that date. In the case of Dr. Seward, the severance payment would be six months' salary if he is terminated without cause. In the case of Dr. Shadduck, the severance payment would be one year's salary if the termination takes place at any time prior to January 27, 2000 and six months' salary if the termination takes place after that date. Additionally, Louis G. Van Daele, President of Diamond, has an employment agreement with Diamond, pursuant to which Mr. Van Daele is entitled to severance payments equal to one year's salary payable in 12 monthly installments if he is terminated without cause prior to April 2000. Also, Giuseppe Miozzari, Ph.D., Managing Director of Heska Europe, has an employment agreement with Heska Europe, pursuant to which Dr. Miozzari is entitled to severance payments (including amounts mandated by Swiss law) equal to 12 months' salary payable in equal monthly installments if he is terminated without cause prior to July 1, 2000, or six months' salary if he is terminated without cause after that date.

STOCK OPTION PLAN

  In March 1997, the Company's Board of Directors adopted the Company's 1997 Stock Incentive Plan (the "Stock Plan") under which there were 4,437,955 shares of Common Stock reserved for issuance as of January 1, 1998. If any options granted under the Stock Plan are forfeited or terminate for any other reason without having been exercised in full, then the unpurchased shares subject to those options will become available for additional grants under the Stock Plan. If shares granted or purchased under the Stock Plan are forfeited, then those shares will also become available for additional grants under the Stock Plan. The number of shares reserved for issuance under the Stock Plan will be increased automatically on January 1 of each year by a number equal to the lesser of (a) 1,500,000 shares or (b) 5% of the shares of Common Stock outstanding on the immediately preceding December 31.

  Under the Stock Plan, all employees who work 20 hours per week (including officers) and directors of the Company or any subsidiary and any independent contractor or advisor who performs services for the Company or a subsidiary are eligible to purchase shares of Common Stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options ("ISOs") intended to qualify under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Stock Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes the other terms and conditions of each sale, award or grant, including the type of consideration to be paid to the Company upon sale or exercise and the vesting schedule.

  The exercise price under any nonstatutory options generally must be at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the Common Stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The term of an ISO cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years.

  Each new non-employee director who is elected to the Company's Board of Directors will automatically be granted as of the date of election an option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The shares subject to these options will vest in four equal installments at annual intervals over the four-year period commencing on the date of grant. In addition, each non-employee director who will continue to serve following any annual meeting of stockholders will automatically be granted an option as of the date of such meeting to purchase 2,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The shares subject to these options will vest on the first anniversary of grant. No director will receive the 10,000-share grant and a 2,000-share grant in the same year.

EMPLOYEE STOCK PURCHASE PLAN

  In April 1997, the Board of Directors of the Company adopted the 1997 Employee Stock Purchase Plan (the "ESPP") to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. Under the ESPP, 250,000 shares of Common Stock have been reserved for issuance. All employees of the Company (including all U.S. subsidiaries and certain foreign subsidiaries) who work more than 20 hours per week are eligible to participate in the ESPP.

  Eligible employees may participate in the ESPP by authorizing payroll deductions of a specified percentage of their total cash compensation. Amounts withheld are applied at the end of every six-month accumulation period to purchase shares of Common Stock (not to exceed 5,000 shares per participant in any six-month period). The value of the Common Stock (determined as of the beginning of the offering period) that may be purchased by any participant in a calendar year is limited to $25,000. Participants may withdraw their contributions at any time before stock is purchased.

  The purchase price is equal to 85% of the lower of (a) the market price of Common Stock immediately before the beginning of the applicable offering period or (b) the market price of Common Stock at the time of the purchase. In general, each offering period is 24 months long, but a new offering period begins every six months. Thus, up to four overlapping offering periods may be in effect at the same time. An offering period continues to apply to a participant for the full 24 months, unless the market price of Common Stock is lower when a subsequent offering period begins. In that event, the subsequent offering period automatically becomes the applicable period for purposes of determining the purchase price.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Restated Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law ("Delaware Law"). Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for any breach of their duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided
Section 174 of the Delaware Law, or for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares of the Company entitled to vote in the election of directors, voting as one class.

  The Company's Restated Certificate of Incorporation and Bylaws also provide that the Company may indemnify its directors and officers to the fullest extent permitted by Delaware Law. The Company has entered into separate indemnification agreements with its directors and executive officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Restated Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1997 and as adjusted to reflect the sale by the Company and the Selling Stockholder of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's officers named under "Management--Summary Compensation Table," and (iv) all directors and executive officers of the Company as a group.

                                                       PERCENTAGE OF SHARES
                              NUMBER OF                BENEFICIALLY OWNED(1)
                                SHARES     NUMBER OF   -----------------------
                             BENEFICIALLY SHARES BEING  PRIOR TO      AFTER
                               OWNED(1)     OFFERED     OFFERING     OFFERING
                             ------------ ------------ ----------   ----------
Entities associated with
 Charter Ventures(2).......    4,216,924       --        22.4%        18.1%
 525 University Avenue
 Suite 1500
 Palo Alto, CA 94301
Novartis Produkte AG.......    3,705,389       --        19.7         15.9
 Klybeckstrasse A4A
 4002 Basel
 Switzerland
Volendam Investeringen
 N.V. .....................    3,076,923    500,000      16.3         11.0
 14 John B. Gorsiraweg
 P.O. Box 3889
 Curacao, Netherlands An-
  tilles
State of Wisconsin Invest-
ment Board.................    1,000,000       --               5.3          4.3
 P.O. Box 7842
 Madison, WI 53707
A. Barr Dolan(3)...........    4,216,924       --              22.4         18.1
Robert B. Grieve,
 Ph.D.(4)(9)...............      355,059       --               1.9          1.5
Lyle A. Hohnke, Ph.D.(9)...       94,255       --                 *            *
Denis H. Pomroy(5)(9)......    3,103,923                       16.5         11.1
Fred M. Schwarzer(6)(9)....      340,689       --               1.8          1.4
Lynnor B. Stevenson,
 Ph.D.(9)..................      227,000       --               1.2          1.0
Guy Tebbit, Ph.D.(7).......    3,705,389       --              19.7         15.9
R. Lee Seward,
 D.V.M.(8)(9)..............      178,040       --                 *            *
John A. Shadduck, D.V.M.,
 Ph.D......................       64,583       --                 *            *
Giuseppe Miozzari, Ph.D....       25,000       --                 *            *
All directors and executive
 officers as a group
 (12 persons)(9)(10).......   12,447,132       --              64.1         49.9

--------
*  Less than 1%.
(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to securities. Shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of December 31, 1997 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2) Includes 3,385,510 shares and options to purchase 1,000 shares of Common Stock held by Charter Ventures and 829,414 shares and options to purchase 1,000 shares of Common Stock held by Charter Ventures II, L.P.

(3) Represents shares and options held by Charter Ventures and Charter Ventures II, L.P., with respect to which Mr. Dolan disclaims beneficial ownership except to the extent of his proportionate share therein. Mr. Dolan, a director of the Company, is a general partner of each of Charter Ventures and Charter Ventures II, L.P., and may be deemed a beneficial owner of the shares held by such entities because of shared voting power with respect to such shares.
(4) Includes options to purchase 15,575 shares of Common Stock held by Dr. Grieve's wife, with respect to which Dr. Grieve disclaims beneficial ownership.
(5) Includes 3,076,923 shares held by Volendam Investeringen N.V., with respect to which Mr. Pomroy disclaims beneficial ownership except to the extent of his proportionate interest therein, and 16,680 shares of Common Stock subject to repurchase by the Company.
(6) Includes 4,730 shares of Common Stock and options to purchase 6,792 shares of Common Stock held by Mr. Schwarzer's wife, with respect to which Mr. Schwarzer disclaims beneficial ownership, and 68,318 shares of Common Stock subject to repurchase by the Company.
(7) Represents shares held by Novartis, with respect to which Dr. Tebbit disclaims beneficial ownership.
(8) Includes 20,000 shares of Common Stock subject to repurchase by the Company.
(9) Includes an aggregate of 543,013 shares of Common Stock issuable upon exercise of stock options currently exercisable within 60 days of December 31, 1997 as follows: Dr. Grieve, 248,959; Dr. Hohnke, 7,864; Mr. Pomroy, 2,000; Mr. Schwarzer, 152,167; Dr. Stevenson, 2,000; Dr. Seward, 27,916;
    Mr. Van Daele, 7,115; Dr. Shadduck, 47,075; Dr. Miozzari, 25,000; and Mr. Skolout, 22,917.
(10) Includes shares held by entities referenced in footnotes 2, 5 and 7 which are affiliated with certain directors.

                             CERTAIN TRANSACTIONS

  The Company has historically sold its Preferred Stock in private placements to venture capital firms. Since January 1994, the Company has sold an aggregate of 3,928,085 shares of Series E Preferred Stock in a series of private financings for $3.25 per share and 3,000,000 shares of Series F Preferred Stock for $12.00 per share (all shares of Preferred Stock converted into Common Stock upon the closing of the Company's initial public offering). The purchasers of the Preferred Stock include the following directors, holders of more than 5% of the Company's securities, and entities associated with the Company's directors:

                                                             SHARES OF PREFERRED
                                                               STOCK PURCHASED
                                                             -------------------
                                                             SERIES E  SERIES F
                                                             --------- ---------
Entities associated with Charter Ventures...................   851,162       --
Volendam Investeringen N.V.................................. 3,076,923       --
Denis H. Pomroy(1).......................................... 3,076,923       --
A. Barr Dolan(2)............................................   851,162       --
Novartis....................................................       --  3,000,000
Guy Tebbit, Ph.D.(3)........................................       --  3,000,000

--------
(1) Represents shares held by Volendam Investeringen N.V. with respect to which Mr. Pomroy disclaims beneficial ownership except to the extent of his proportionate share therein. Mr. Pomroy, a director of the Company, is the president of Volendam Capital Advisors, which advises and manages investments for Volendam Investeringen N.V. and may be deemed to be a beneficial owner of the shares held by Volendam Investeringen N.V. because of shared voting power with respect to such shares.
(2) Represents shares held by Charter Ventures and Charter Ventures II, L.P. with respect to which Mr. Dolan disclaims beneficial ownership except to the extent of his proportionate share therein. Mr. Dolan, a director of the Company, is a general partner of each of Charter Ventures and Charter Ventures II, L.P. and may be deemed to be a beneficial owner of the shares held by such entities because of shared voting power with respect to such shares.
(3) Represents shares held by Novartis, by whom Dr. Tebbit is employed. Dr. Tebbit does not share voting or investment power with respect to such shares and disclaims beneficial ownership thereof.

  The purchasers of the above shares of Preferred Stock are entitled to registration rights. See "Description of Capital Stock--Preferred Stock."

  In connection with its purchase of Series F Preferred Stock, Novartis was granted marketing rights to certain of the Company's products under development. In addition, the Company entered into a Screening and Development Agreement and Right of First Refusal Agreement with Novartis. See "Business-- Collaborative Agreements" for a description of these agreements. Novartis did not make any separate payments for these rights.

  See "Management--Employment Agreements" for a description of employment agreements between the Company and certain executive officers. For information concerning indemnification of directors and officers, see "Management-- Limitation of Liability and Indemnification Matters."

  In March 1995, the Company converted $638,567 of indebtedness to entities associated with Charter Ventures, a principal stockholder of the Company, to shares of Series E Preferred Stock at $3.25 per share. In December 1994, the Company converted $2,127,708 of indebtedness to Charter Ventures to shares of Series E Preferred Stock at $4.00 per share. In connection with the sale of Series E Preferred Stock in March 1995 at $3.25 per share, the Company effected a 1.23 to one split of the Series E Preferred Stock to bring the effective purchase price of the shares purchased at $4.00 to $3.25. A total of 122,753 shares was issued to Charter Ventures as a result of this stock split.

  Mr. Schwarzer purchased an aggregate of 177,000 shares of Common Stock from the Company in February 1995 at a purchase price of $.35 per share, paid by a full recourse promissory note in the initial principal amount of $61,950. The note bears interest at 7 1/2% per annum, compounded annually, and is due in full in February 2001. Mr. Schwarzer is a special limited partner of Charter Ventures II, L.P.

  In May 1997, the Company acquired all of the outstanding capital stock of Astarix Institute, Inc. in exchange for 70,000 shares of the Company's Series E Preferred Stock and 376,000 shares of the Company's Common Stock. Charter Ventures II, L.P., a principal stockholder of the Company, was the only preferred stockholder of Astarix Institute, Inc. and received 70,000 shares of the Company's Series E Preferred Stock in this transaction.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.001 par value, and 25,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

  As of December 31, 1997, there were approximately 18,850,000 shares of Common Stock outstanding held by approximately 178 stockholders of record. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose (subject to the Voting Agreement described below). Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company, subject to the prior rights of any Preferred Stock then outstanding. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  As of December 31, 1997, there were outstanding 24,992 warrants to purchase Common Stock (the "Warrants") at an exercise price of $3.25 per share. Of the Warrants, 6,225 will expire on June 7, 2002, 267 will expire on December 30, 2002 and the remaining 18,500 will expire on October 20, 2003.

REGISTRATION RIGHTS

  Holders of approximately 10,500,000 shares of Common Stock (the "Registrable Shares"), or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act for its own account or the account of any of its stockholders other than the holders of the Registrable Shares, holders of such Registrable Shares are entitled, subject to certain limitations and conditions, to notice of such registration and are, subject to certain conditions and limitations, entitled to include Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, the Company may be required to prepare and file a registration statement under the Securities Act at its expense if requested to do so by the holders of at least 35% of the Registrable Shares, provided the reasonably expected aggregate offering price will equal or exceed $5,000,000 including underwriting discounts and commissions. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is not obligated to effect more than two of such stockholder-initiated registrations. Further, holders of Registrable Shares may require the Company to file additional registration statements on Form S-3, subject to certain conditions and limitations.

VOTING AGREEMENT

  In connection with certain investments in the Company by each of Novartis, Volendam and Charter (collectively, the "Investors"), the Investors entered into a Voting Agreement dated as of April 12, 1996 (the "Voting Agreement"), whereby each Investor agreed to vote or act with respect to all shares of the Company's voting securities now owned or subsequently acquired by such Investor such that one designee of each of Novartis, Volendam and Charter shall be elected to the Board of Directors of the Company. The Investors further agreed to vote their shares in such manner to elect as the remaining directors of the Company individuals unaffiliated with any of the Investors but who are reasonably acceptable to all of the Investors. By executing the Voting Agreement, the Company agreed to use its best efforts to cause the nominee of each of Novartis, Volendam and Charter to be elected to the Company's Board of Directors. The Voting Agreement terminates on December 31, 2005 unless prior to such date any of the Investors ceases to beneficially hold 2,000,000 shares (as adjusted for stock splits, recapitalizations and similar events) of the voting stock of the Company.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Company's Restated Certificate of Incorporation provides for a classified board of directors and eliminates the right of stockholders to call special meetings of stockholders. The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "--Preferred Stock," may have the effect of deterring a hostile takeover or delaying a change in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Securities Transfer and Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock of the Company in the public market by existing stockholders could adversely affect the prevailing market price. Upon completion of the Offering, the Company will have outstanding 23,354,015 shares of Common Stock assuming no exercise of the Underwriter's over-allotment option and no exercise of outstanding options and warrants. Substantially all of such shares are freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. The Company's directors, executive officers and certain stockholders, who collectively own beneficially an aggregate of approximately 12,447,000 shares of Common Stock, have agreed pursuant to certain agreements that they will not sell any Common Stock owned by them without the prior written consent of Merrill Lynch for a period of 120 days after the date of the Purchase Agreement relating to the Offering (the "Lockup Period"). Following the expiration of the Lockup Period, such shares will be available for sale in the public market subject to compliance with Rule 144 and Rule 701. See "Underwriting."

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a holder of shares issued and sold by the Company in private transactions ("Restricted Shares") who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the prior year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 233,500 shares immediately after the Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The Company believes that approximately 12,447,000 shares of its Common Stock are held by persons who may be deemed affiliates under Rule 144. The foregoing is a summary of Rule 144 and is not intended to be a complete description.

  In addition, the holders of approximately 10,500,000 shares of Common Stock are entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

              CERTAIN CONSIDERATIONSFOR NON-UNITED STATES HOLDERS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada will be made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of the Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Canadian purchasers of the Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation and Hambrecht & Quist LLC are acting as representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company, the Selling Stockholder and the Underwriters, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................  1,390,000
   Credit Suisse First Boston Corporation............................  1,032,500
   Hambrecht & Quist LLC.............................................  1,032,500
   CIBC Oppenheimer Corp.............................................    195,000
   A.G. Edwards & Sons, Inc..........................................    195,000
   Furman Selz LLC...................................................    195,000
   Lazard Freres & Co. LLC...........................................    195,000
   J.P. Morgan Securities Inc........................................    195,000
   SBC Warburg Dillon Read Inc.......................................    195,000
   Dominick & Dominick, Incorporated.................................     75,000
   Genesis Merchant Group Securities.................................     75,000
   Gerard Klauer Mattison & Co., Inc.................................     75,000
   Needham & Company, Inc............................................     75,000
   Vector Securities International, Inc..............................     75,000
                                                                       ---------
        Total........................................................  5,000,000
                                                                       =========

  In the Purchase Agreement the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.30 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise these options, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

  The Company, the Company's executive officers and directors and certain other stockholders of the Company who beneficially own approximately 12,447,000 shares of Common Stock have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 120 days from the date of the Purchase Agreement. See "Shares Eligible for Future Sale."

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with the Offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Stock hereunder.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California and Boulder, Colorado.

                                    EXPERTS

  The consolidated financial statements of Heska Corporation included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The statements of income and cash flows of Diamond Animal Health, Inc. for the year ended March 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the public reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HESKA CORPORATION
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1997............  F-3
  Consolidated Statements of Operations for the years ended December 31,
   1995, 1996 and 1997....................................................  F-4
  Consolidated Statements of Stockholders' Equity for the years ended De-
   cember 31, 1995, 1996 and 1997.........................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1996 and 1997....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
DIAMOND ANIMAL HEALTH, INC.
  Independent Auditor's Report............................................ F-24
  Statement of Income for the year ended March 31, 1996................... F-25
  Statement of Cash Flows for the year ended March 31, 1996............... F-26
  Notes to Financial Statements........................................... F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Heska Corporation:

  We have audited the accompanying consolidated balance sheets of Heska Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heska Corporation and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the three years ended December 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
January 16, 1998

                       HESKA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                   ASSETS
                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
Current assets:
  Cash and cash equivalents................................ $  6,609  $ 10,673
  Marketable securities....................................   17,091    18,073
  Accounts receivable, net.................................      749     4,374
  Inventories, net.........................................    4,430     8,510
  Other current assets.....................................      334     1,182
                                                            --------  --------
    Total current assets...................................   29,213    42,812
Property and equipment, net................................    8,209    15,814
Intangible assets, net.....................................    3,480     5,475
Restricted marketable securities and other assets..........    1,267     1,147
                                                            --------  --------
    Total assets........................................... $ 42,169  $ 65,248
                                                            ========  ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  1,634  $  5,570
  Accrued liabilities......................................      940     1,522
  Deferred revenue.........................................    1,413       284
  Current portion of capital lease obligations.............      464       600
  Current portion of long-term debt........................      807     3,292
                                                            --------  --------
    Total current liabilities..............................    5,258    11,268
Capital lease obligations, less current portion............    1,459     1,620
Long-term debt, less current portion.......................    2,942     8,575
Accrued pension liability..................................      127       113
                                                            --------  --------
    Total liabilities......................................    9,786    21,576
                                                            --------  --------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $.001 par value, 25,000,000
   shares authorized; 10,459,999 and no shares issued and
   outstanding, with an aggregate liquidation preference of
   $62,588 and none, respectively..........................   62,588       --
  Common stock, $.001 par value, 40,000,000 shares autho-
   rized; 1,021,645 and 18,854,015 shares issued and out-
   standing, respectively..................................        1        19
  Additional paid-in capital...............................    1,067   113,091
  Deferred compensation....................................     (879)   (1,713)
  Stock subscription receivable from officers..............     (118)     (158)
  Cumulative translation adjustment........................      --          1
  Accumulated deficit......................................  (30,276)  (67,568)
                                                            --------  --------
    Total stockholders' equity.............................   32,383    43,672
                                                            --------  --------
    Total liabilities and stockholders' equity............. $ 42,169  $ 65,248
                                                            ========  ========

          See accompanying notes to consolidated financial statements

                       HESKA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                   YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1995      1996      1997
                                                  -------  --------  --------
Revenues:
  Products, net.................................. $   --   $  8,013  $ 18,299
  Research and development.......................   2,230     1,946     2,578
                                                  -------  --------  --------
                                                    2,230     9,959    20,877
Costs and operating expenses:
  Cost of goods sold.............................     --      6,648    14,245
  Research and development.......................   6,031    14,038    19,990
  Selling and marketing..........................     --      2,493     8,693
  General and administrative.....................     864     4,540    10,937
  Amortization of intangible assets and deferred
   compensation..................................     --      1,101     2,381
  Purchased research and development.............     --        --      2,399
                                                  -------  --------  --------
                                                    6,895    28,820    58,645
                                                  -------  --------  --------
Loss from operations.............................  (4,665)  (18,861)  (37,768)
Other income (expense):
  Interest income................................     172     1,356     1,571
  Interest expense...............................     (63)     (325)   (1,209)
  Other, net.....................................     (10)     (145)      114
                                                  -------  --------  --------
Net loss......................................... $(4,566) $(17,975) $(37,292)
                                                  =======  ========  ========
Pro forma basic net loss per share (unaudited)...          $  (1.35) $  (2.33)
                                                           ========  ========
Shares used to compute pro forma basic net loss
 per share (unaudited)...........................            13,307    16,033


        See accompanying notes to the consolidated financial statements

                      HESKA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except per share data)

                  PREFERRED STOCK   COMMON STOCK  ADDITIONAL                 STOCK     CUMULATIVE                  TOTAL
                  ----------------  -------------  PAID-IN     DEFERRED   SUBSCRIPTION TRANSLATION ACCUMULATED STOCKHOLDERS'
                  SHARES   AMOUNT   SHARES AMOUNT  CAPITAL   COMPENSATION  RECEIVABLE  ADJUSTMENT    DEFICIT      EQUITY
                  -------  -------  ------ ------ ---------- ------------ ------------ ----------- ----------- -------------
Balances, Decem-
ber 31, 1994        3,345  $ 8,878     613  $ 1    $     36    $   --        $ --         $--       $ (7,735)     $ 1,180
 Exercise of op-
 tions to pur-
 chase Common
 Stock for cash
 at $0.25-$0.35
 per share.......     --       --        9  --            3        --          --          --            --             3
 Issuance of Se-
 ries E Preferred
 Stock for can-
 cellation of in-
 debtedness, val-
 ued at $3.25 per
 share...........     196      638     --   --          --         --          --          --            --           638
 Issuance of Se-
 ries E Preferred
 Stock at $3.25
 per share.......   3,077   10,000     --   --          --         --          --          --            --        10,000
 Issuance of Com-
 mon Stock at
 $0.35 per share
 for stock sub-
 scription re-
 ceivable from
 officers........     --       --      297  --          104        --         (104)        --            --           --
 Interest on
 stock subscrip-
 tion receivable
 from officers...     --       --      --   --          --         --           (6)        --            --            (6)
 Net loss........     --       --      --   --          --         --          --          --         (4,566)      (4,566)
                  -------  -------  ------  ---    --------    -------       -----        ----      --------      -------
Balances, Decem-
ber 31, 1995.....   6,618   19,516     919    1         143        --         (110)        --        (12,301)       7,249
 Issuance of Se-
 ries E Preferred
 Stock in ex-
 change for the
 common stock of
 Diamond Animal
 Health, Inc.,
 valued at $8.40
 per share.......     842    7,072     --   --          --         --          --          --            --         7,072
 Grant of options
 to purchase Com-
 mon Stock.......     --       --      --   --            8        --          --          --            --             8
 Exercise of op-
 tions to pur-
 chase Common
 Stock for cash
 at $0.25-$0.35
 per share.......     --       --      103  --           37        --          --          --            --            37
 Issuance of Se-
 ries F Preferred
 Stock at $12.00
 per share.......   3,000   36,000     --   --          --         --          --          --            --        36,000
 Interest on
 stock subscrip-
 tion receivable
 from officers...     --       --      --   --          --         --           (8)        --            --            (8)
 Deferred compen-
 sation related
 to options......     --       --      --   --          879       (879)        --          --            --           --
 Net loss........     --       --      --   --          --         --          --          --        (17,975)     (17,975)
                  -------  -------  ------  ---    --------    -------       -----        ----      --------      -------
Balances, Decem-
ber 31, 1996.....  10,460   62,588   1,022    1       1,067       (879)       (118)        --        (30,276)      32,383
 Exercise of op-
 tions to pur-
 chase Common
 Stock for cash
 at $0.10-$5.00
 per share.......     --       --      398    1         142        --          --          --            --           143
 Issuance of Com-
 mon Stock at
 $1.20 per share
 for stock sub-
 scription re-
 ceivable from a
 director........     --       --       25  --           30        --          (30)        --            --           --
 Issuance of Pre-
 ferred Stock re-
 lated to busi-
 ness acquisi-
 tions, valued at
 $8.40-$12.00 per
 share...........     124    1,236     --   --          --         --          --          --            --         1,236
 Issuance of Com-
 mon Stock re-
 lated to busi-
 ness acquisi-
 tions, valued at
 $5.00-$13.50 per
 share...........     --       --      454  --        2,656        --          --          --            --         2,656
 Issuance of Com-
 mon Stock at
 $8.50 per share
 upon the
 Company's Ini-
 tial Public Of-
 fering, net.....     --       --    5,638    6      43,867        --          --          --            --        43,873
 Conversion of
 Preferred Stock
 into Common
 Stock upon the
 Company's Ini-
 tial Public Of-
 fering.......... (10,584) (63,824) 11,289   11      63,813        --          --          --            --           --
 Issuance of Com-
 mon Stock for
 services........     --       --        1  --          --         --          --          --            --           --
 Cashless exer-
 cise of warrants
 to purchase Com-
 mon Stock at
 $2.50 per
 share...........     --       --        5  --          --         --          --          --            --           --
 Issuance of Com-
 mon Stock under
 the Employee
 Stock Purchase
 Plan for cash at
 $7.23 per
 share...........     --       --       22  --          157        --          --          --            --           157
 Interest on
 stock subscrip-
 tion receivable
 from officers
 and a director..     --       --      --   --          --         --          (10)        --            --           (10)
 Foreign currency
 translation ad-
 justments.......     --       --      --   --          --         --          --            1           --             1
 Deferred compen-
 sation related
 to options......     --       --      --   --        1,359     (1,359)        --          --            --           --
 Amortization of
 deferred compen-
 sation..........     --       --      --   --          --         525         --          --            --           525
 Net loss........     --       --      --   --          --         --          --          --        (37,292)     (37,292)
                  -------  -------  ------  ---    --------    -------       -----        ----      --------      -------
Balances, Decem-
ber 31, 1997.....     --   $   --   18,854  $19    $113,091    $(1,713)      $(158)       $  1      $(67,568)     $43,672
                  =======  =======  ======  ===    ========    =======       =====        ====      ========      =======

          See accompanying notes to consolidated financial statements

                       HESKA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1995      1996      1997
                                                    -------  --------  --------
CASH FLOWS USED IN OPERATING ACTIVITIES:
  Net loss........................................  $(4,566) $(17,975) $(37,292)
  Adjustments to reconcile net loss to cash used
   in operating activities:
    Depreciation and amortization.................      253     1,072     2,290
    Amortization of intangible assets and deferred
     compensation.................................      --      1,101     2,381
    Purchased research and development............      --        --      2,399
    Loss (gain) on disposition of assets..........       16        60      (156)
    Interest receivable on stock subscription.....      --         (8)      (10)
    Increase (decrease) in accrued pension liabil-
     ity..........................................      --         62       (14)
    Changes in operating assets and liabilities:
      Accounts receivable, net....................      --       (508)   (3,477)
      Inventories, net............................      --       (408)   (2,433)
      Other assets................................      (83)      (66)     (968)
      Contract receivable.........................    1,000       500       --
      Accounts payable............................       41       744     3,724
      Accrued liabilities.........................      --        265       359
      Deferred revenue............................     (386)      987    (1,129)
      Other.......................................      --        121        22
                                                    -------  --------  --------
        Net cash used in operating activities.....   (3,725)  (14,053)  (34,304)
                                                    -------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of businesses, net of cash ac-
   quired.........................................      --       (478)   (2,714)
  Cash deposited in restricted cash account re-
   lated to Bloxham acquisition...................      --        --       (238)
  Purchase of marketable securities...............      --    (31,243)  (18,718)
  Purchase of restricted marketable securities....      --     (1,219)      --
  Proceeds from sale of marketable securities.....      --     14,152    18,342
  Proceeds from disposition of property and equip-
   ment...........................................      --        --        343
  Purchases of property and equipment.............     (348)   (5,232)   (6,140)
                                                    -------  --------  --------
        Net cash used in investing activities.....     (348)  (24,020)   (9,125)
                                                    -------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..........        3        37    44,173
  Proceeds from borrowings........................      527     3,318     5,527
  Repayments of debt and capital lease obliga-
   tions..........................................     (169)   (1,500)   (2,201)
  Proceeds from issuance of preferred stock.......   10,000    36,000       --
                                                    -------  --------  --------
        Net cash provided by financing activi-
         ties.....................................   10,361    37,855    47,499
                                                    -------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...........      --        --         (6)
                                                    -------  --------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..    6,288      (218)    4,064
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR......      539     6,827     6,609
                                                    -------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR............  $ 6,827  $  6,609  $ 10,673
                                                    =======  ========  ========

          See accompanying notes to consolidated financial statements

                      HESKA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

  Heska Corporation (the "Company") discovers, develops, manufactures and markets companion animal health products, primarily for dogs, cats and horses. The Company operates two full scale United States Department of Agriculture and Food and Drug Administration licensed facilities which manufacture products for Heska and other companies. The Company also offers diagnostic products to veterinarians at its Fort Collins, Colorado location and in the United Kingdom through a wholly-owned subsidiary. In May 1997, the Company reincorporated in Delaware.

  The Company continues to incur substantial net losses due principally to its research and development and sales and marketing activities. Cumulative net losses from inception of the Company in 1988 through December 31, 1997 have totaled $67.6 million.

  The Company's ability to achieve profitable operations will depend primarily upon its ability to commercialize products that are currently under development. The Company's products are subject to long development and regulatory approval cycles and there can be no assurance that the Company will successfully develop, manufacture or market these products. During the period required to develop its products, the Company intends to finance operations with additional equity and debt financing. There can be no assurance that such financing will be available when required or will be obtained under favorable terms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiaries since their respective dates of acquisition. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

  Cash and cash equivalents are stated at cost, which approximates market, and include short-term highly liquid investments with original maturities of less than three months. Cash equivalents consist of United States government obligations.

Marketable Securities and Restricted Investments

  The Company classifies its marketable securities as "available-for-sale" and, accordingly, carries such securities at aggregate fair value. Unrealized gains or losses, if material, are included as a separate component of stockholders' equity.

  At December 31, 1996 and 1997, these securities had an aggregate amortized cost of $18.3 million and $18.7 million which approximated fair market value, a maximum maturity of approximately nine months and three years, respectively, and consisted entirely of U.S. government obligations. This included $1.2 million and $645,000 of restricted investments held as collateral for capital leases (see Note 4) and $17.1 million and $18.1 million of short-term marketable securities, respectively.

                      HESKA CORPORATION AND SUBSIDIARIES

  The estimated fair value of the Company's long-term debt instruments are based on borrowing rates that would be substantially equivalent to existing rates, therefore, there is no material difference in the fair value and the carrying value.

Inventories, net

  Inventories are stated at the lower of cost or market using the first-in, first-out method. If the cost of inventories exceeds fair market value, provisions are made for the difference between cost and fair market value.

  Inventories, net of provisions, consist of the following (in thousands):

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1996   1997
                                                                   ------ ------
      Raw materials............................................... $  885 $1,477
      Work in process.............................................  3,103  3,567
      Finished goods..............................................    442  3,466
                                                                   ------ ------
                                                                   $4,430 $8,510
                                                                   ====== ======

Property, Equipment and Intangible Assets

  Property and equipment are recorded at cost and depreciated on a straight-line or declining balance basis over the estimated useful lives of the related assets. Amortization of assets acquired under capital leases is included with depreciation expense on owned assets.

  Leasehold improvements are amortized over the applicable lease period or their estimated useful lives, whichever is shorter. Maintenance and repairs are charged to expense when incurred, and major renewals and improvements are capitalized.

  Intangible assets consist of various assets arising from business combinations and are amortized using the straight-line method over the period of expected benefit.

  The Company periodically reviews the appropriateness of the remaining life of its property, equipment and intangible assets considering whether any events have occurred or conditions have developed which may indicate that the remaining life requires adjustment. After reviewing the appropriateness of the remaining life and the pattern of usage of these assets, the Company then assesses their overall recoverability by determining if the net book value can be recovered through undiscounted future operating cash flows. Absent any unfavorable findings, the Company continues to amortize and depreciate its property, equipment and intangible assets based on the existing estimated life.

  Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                 ESTIMATED    ----------------
                                                USEFUL LIFE    1996     1997
                                               -------------- -------  -------
      Land...................................       N/A       $   233  $   291
      Buildings..............................  10 to 20 years     453    1,811
      Machinery and equipment................   3 to 15 years   7,924   15,001
      Leasehold improvements.................   7 to 15 years   1,103    2,456
                                                              -------  -------
                                                                9,713   19,559
      Less accumulated depreciation and amor-
       tization..............................                  (1,504)  (3,745)
                                                              -------  -------
                                                              $ 8,209  $15,814
                                                              =======  =======

                      HESKA CORPORATION AND SUBSIDIARIES

  Intangible assets consist of the following (in thousands):


                                                                DECEMBER 31,
                                                   ESTIMATED   ----------------
                                                  USEFUL LIFE   1996     1997
                                                 ------------- -------  -------
      Take-or-pay contract......................   37 months   $ 3,873  $ 3,873
      Customer lists and market presence........    7 years        --     2,848
      Other intangible assets................... 2 to 10 years     707    1,700
                                                               -------  -------
                                                                 4,580    8,421
      Less accumulated amortization.............                (1,100)  (2,946)
                                                               -------  -------
                                                               $ 3,480  $ 5,475
                                                               =======  =======

  The take-or-pay contract resulted from the acquisition of Diamond Animal Health ("Diamond") in April 1996. The customer lists and market presence resulted from the Company's 1997 acquisitions (see Note 3). The remaining intangible assets resulted from the acquisitions of certain lines of business and assets in 1996 and 1997 (see Note 3).

Revenue Recognition

  Product revenues are recognized at the time goods are shipped to the customer, with an appropriate provision for returns and allowances.

  The Company recognizes revenue from sponsored research and development as research activities are performed or as development milestones are completed under the terms of the research and development agreements. Costs incurred in connection with the performance of sponsored research and development are expensed as incurred. The Company defers revenue recognition related to payments received during the current year for research activities to be performed in the following year.

Cost of Sales

  Royalties payable in connection with certain research and development agreements (see Note 8) are reflected in cost of sales as incurred.

Unaudited Pro Forma Basic Net Loss Per Share

  Due to the automatic conversion of all shares of convertible preferred stock into common stock following the closing of the Company's initial public offering (the "IPO"), historical basic net loss per common share is not considered meaningful as it would differ materially from the pro forma basic net loss per common share and common stock equivalent shares given the changes in the capital structure of the Company.

  Pro forma basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is not presented as the effect of common equivalent shares from stock options and warrants is anti-dilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83 ("SAB 83"), common stock and common stock equivalent shares issued by the Company during the 12 months immediately preceding the filing of the IPO, plus shares which became issuable during the same period as a result of the granting of options to purchase common stock, have been included in the calculation of basic weighted average number of shares of common stock as if they were outstanding for all periods presented (using the treasury stock method). Accordingly, only those common stock and common stock equivalent shares issued during the 12 months immediately preceding the filing of the IPO have been included in the computation of pro forma basic net loss per common share. In addition, the Company has assumed the conversion of convertible preferred stock issued into common stock for all periods presented.

                      HESKA CORPORATION AND SUBSIDIARIES

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share in 1997. The adoption of SFAS No. 128 had no effect on previously reported unaudited pro forma net loss per share. The following table shows the reconciliation of the numerators and denominators of the pro forma basic net loss per share computations as required under SFAS No. 128 (in thousands, except per share amounts):

                                               FOR THE YEAR ENDED DECEMBER 31,
                                                            1996
                                             -----------------------------------
                                               INCOME       SHARES     PER-SHARE
                                             (NUMERATOR) (DENOMINATOR)  AMOUNT
                                             ----------- ------------- ---------
   Weighted average common shares outstand-
    ing (actual)...........................        N/A         938         N/A
   Assumed conversion of preferred stock
    from original date of issuance.........        N/A      11,183         N/A
   Effect of common stock and common stock
    equivalents issued within one year
    prior to IPO (SAB 83)..................        N/A       1,186         N/A
                                                            ------
   Pro forma basic net loss per share......   $(17,975)     13,307      $(1.35)
                                              ========      ======      ======

                                               FOR THE YEAR ENDED DECEMBER 31,
                                                            1997
                                             -----------------------------------
                                               INCOME       SHARES     PER-SHARE
                                             (NUMERATOR) (DENOMINATOR)  AMOUNT
                                             ----------- ------------- ---------
   Weighted average common shares outstand-
    ing (actual)...........................        N/A       9,570         N/A
   Assumed conversion of preferred stock
    from original date of issuance.........        N/A       5,870         N/A
   Effect of common stock and common stock
    equivalents issued within one year
    prior to IPO (SAB 83)..................        N/A         593         N/A
                                                            ------
   Pro forma basic net loss per share......   $(37,292)     16,033      $(2.33)
                                              ========      ======      ======

--------

N/A=Not applicable

Foreign Currency Translation

  The functional currencies of the Company's foreign subsidiaries are the Pound Sterling ("(Pounds)") for Bloxham Laboratories Limited ("Bloxham") and the Swiss Franc ("CHF") for the others (See Note 3). Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated using an average of exchange rates in effect during the period. Cumulative translation gains and losses, if material, are shown in the consolidated balance sheets as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies (i.e. transaction gains and losses) are recognized in current operations. To date, the Company has not entered into any forward contracts or hedging transactions.


3. BUSINESS ACQUISITIONS

  The Company's acquisitions have all been accounted for under the purchase method of accounting and, accordingly, the operating results of these acquisitions are included in the Company's consolidated results of operations from their respective dates of acquisition.

  During the year ended December 31, 1997, the Company completed a number of acquisitions, including: the February 1997 acquisition of all of the capital stock of Bloxham, a clinical reference laboratory located in the United Kingdom; the July 1997 purchase of the allergy immunotherapy products business of Center Laboratories' Allergy Business ("Center"), a Food and Drug Administration and United States Department of

                      HESKA CORPORATION AND SUBSIDIARIES

Agriculture licensed manufacturer of allergy immunotherapy products, including allergenic extracts, located in Port Washington, New York; the September 1997 acquisition of all of the outstanding shares of capital stock of CMG Centre Medical des Grand'Places SA ("CMG"), a Swiss corporation which manufactures and markets allergy diagnostic products for use in veterinary and human medicine primarily in Europe and Japan; the May 1997 acquisition of all of the capital stock of a privately held development stage company specializing in allergy research; and the October 1997 purchase of certain assets related to product formulas and packaging technology.

  These transactions were valued at a total of approximately $10.5 million and were consummated by issuing 124,000 shares of Preferred Stock valued at approximately $1.2 million and 453,500 shares of Common Stock valued at approximately $2.7 million, assuming approximately $3.8 million in debt, and approximately $2.7 million cash, including transaction expenses, net of cash acquired.

  The excess purchase price over fair value of the net tangible assets acquired was approximately $6.2 million, of which $2.4 million was allocated to purchased research and development and $3.8 million was allocated to intangible assets. The total purchase price of the acquisitions was allocated as follows (in thousands):

      Cash............................................................. $    99
      Other current assets.............................................   2,061
      Property and equipment...........................................   3,030
      Purchased research and development...............................   2,399
      Intangible assets................................................   3,841
                                                                        -------
                                                                         11,430
      Less liabilities assumed:
       Current liabilities.............................................    (734)
       Long-term liabilities...........................................    (207)
                                                                        -------
                                                                           (941)
                                                                        -------
      Total value of acquisitions...................................... $10,489
                                                                        =======

  The following unaudited pro forma summary presents the consolidated revenues, net loss and pro forma basic net loss per share as if the Company's 1996 and 1997 acquisitions had been consummated as of January 1, 1996, based on unaudited financial statements provided by the respective sellers (in thousands, except per share amounts):

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                           ------------------
                                                             1996      1997
                                                           --------  --------
                                                              (UNAUDITED)
      Revenues............................................ $ 21,770  $ 23,258
                                                           ========  ========
      Net loss............................................ $(23,946) $(36,315)
                                                           ========  ========
      Pro forma basic net loss per share.................. $  (1.73) $  (2.24)
                                                           ========  ========
      Shares used to compute pro forma basic net loss per
       share..............................................   13,831    16,239

  The pro forma results give effect to certain adjustments, including amortization of intangibles, increased interest costs associated with assumption of debt, and additional depreciation and amortization expenses due to increased book basis of the property and equipment. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results that would have been attained had the acquisitions occurred at the beginning of 1996, or of the results which may occur in the future.

                      HESKA CORPORATION AND SUBSIDIARIES

4. CAPITAL LEASE OBLIGATIONS

  The Company has entered into certain capital lease agreements for laboratory equipment, office equipment, machinery and equipment, and computer equipment and software. For the years ended December 31, 1996 and 1997, the Company had capitalized machinery and equipment under capital leases of approximately $2.0 million and $3.1 million, respectively. The capitalized cost of the equipment under capital leases is included in the accompanying balance sheets under the respective asset classes. Under the terms of the Company's lease agreements, the Company is required to make monthly payments of principal and interest through the year 2002, at interest rates ranging from 4.05% to 20.00% per annum. The equipment under the capital leases serves as security for the leases.

  The Company has a capital lease with a commercial bank which requires the Company to pledge cash or investments as additional collateral for the lease. The lease agreement, which has a borrowing limit of $2.0 million calls for a collateral balance equal to 50% and 25% of the borrowed amount when the Company's annual revenues reach $18.0 million and $28.0 million respectively. The lease also requires the Company to maintain minimum levels of cash and cash equivalent balances throughout the term of the lease. As of December 31, 1996 and 1997, the Company was in compliance with all covenants of the master lease and held restricted U.S. Treasury Bonds of approximately $1.2 million and $645,000 as additional collateral under the lease, respectively.

  The future annual minimum required payments under capital lease obligations as of December 31, 1997 were as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,
      ------------
       1998............................................................. $  761
       1999.............................................................    634
       2000.............................................................    576
       2001.............................................................    568
       2002.............................................................     65
                                                                         ------
          Total minimum lease payments..................................  2,604
          Less amount representing interest.............................   (384)
                                                                         ------
          Present value of net minimum lease payments...................  2,220
          Less current portion..........................................   (600)
                                                                         ------
            Total long-term capital lease obligations................... $1,620
                                                                         ======

                       HESKA CORPORATION AND SUBSIDIARIES

5. LONG-TERM DEBT AND NOTES PAYABLE

  Long term debt consists of the following (in thousands):

                                                                DECEMBER 31,
                                                                --------------
                                                                 1996    1997
                                                                ------  ------
Heska and Diamond obligations:
  Equipment financing due in monthly installments of $184
   through November 2001, and final payments totaling $979 due
   March 2000 through December 2001, with stated interest rates between 14.0% and 18.1%, secured by certain equipment and
   fixtures.................................................... $1,689  $5,551
Center obligations:
  Promissory note to EM Industries (see Note 3) due in July
   2000, with quarterly interest payments at a stated interest
   rate of prime (8.5% at December 1997) plus 3/4%.............    --    3,464
Diamond obligations:
  9.5% real estate mortgage to Hartford-Carlisle Bank due in monthly installments of $3 and a final payment of the unpaid principal balance and accrued interest of $59 in October
   2004........................................................    214     201
  Term note to Iowa Business Growth guaranteed by the Small
   Business Administration ("SBA"), due in monthly installments of approximately $3 through July 2004, including interest at
   prime (8.5% at December 1997) plus 0.7%.....................    169     152
  Promissory note to the Iowa Department of Economic
   Development ("IDED"), due in annual installments of $15
   through June 2004, with the remaining $125 forgivable in
   March 1999 based upon levels of employment at Diamond, with a stated interest rate of 3.0% and a 9.5% imputed interest rate, net of an unamortized discount of $39 and $34,
   respectively................................................    189     183
  Promissory note to the City of Des Moines, due in monthly
   installments of $2 through May 2004, with a stated interest rate of 3.0% and a 9.5% imputed interest rate, net of an
   unamortized discount of $26 and $23, respectively...........    128     112
  10.0% promissory notes, due in quarterly installments of $50
   through March 1999, with the balance due March 1999.........    498     348
  Unsecured promissory note to customer, due in monthly
   installments of $25 through June 1999, with no stated
   interest rate and a 9.5% imputed interest rate, net of an
   unamortized discount of $82 and $30, respectively...........    655     407
  $1,000 commercial bank line of credit, due October 1998, with monthly interest payments, with a stated interest rate of
   10.5%.......................................................    --      667
Heska obligations:
  Promissory notes to former Bloxham shareholders (see Note 3)
   due in semi-annual interest payments through February 2007, due on demand in whole or in part at any time after February
   18, 1998 in increments of (Pounds)1 together with accrued
   interest, with a stated interest rate of 4.5%, denominated
   in pounds sterling..........................................    --      329
  Promissory note to Bioproducts, paid in full in 1997.........    207     --
Bloxham obligations:
  Real estate mortgage due in monthly principal payments of
   (Pounds)1 and quarterly interest payments through December
   2006, with a stated interest rate of a bank's base rate
   (7.25% at December 1997) plus 2.75%, denominated in pounds
   sterling....................................................    --      117
  (Pounds)100 commercial bank line of credit, due January 1999, with semi-annual interest payments, with a stated interest
   rate of LIBOR (5.7% at December 1997) plus 4.0%.............    --      165
CMG obligations:
  CHF400 commercial bank line of credit, due upon demand, with quarterly interest payments, with a stated interest rate of
   5.5%, plus 0.25% per quarter................................    --      171
                                                                ------  ------
                                                                 3,749  11,867
Less installments due within one year..........................   (807) (3,292)
                                                                ------  ------
                                                                $2,942  $8,575
                                                                ======  ======

                      HESKA CORPORATION AND SUBSIDIARIES

  The SBA, IDED, City of Des Moines and 10.0% promissory notes are secured by a first security interest in essentially all assets of Diamond except assets acquired through capital leases, and are included as cross-collateralized obligations by the respective lenders. These notes, along with the unsecured note to the customer, were assumed as a result of the 1996 Diamond acquisition. The $1.0 million commercial bank line of credit requires Diamond to maintain a minimum net worth of $3.5 million.

  One of the Company's Swiss subsidiaries also has a CHF 250,000 line of credit with a stated interest rate of 5.5%, plus 0.25% per quarter. There were no borrowings against this credit facility as of December 31, 1997.

  The Company's other debt instruments are secured by the assets of the respective subsidiaries and general corporate guarantees by Heska Corporation.

  As of December 31, 1997, the Company was in compliance with all covenants of the debt agreements.


  Maturities of long-term debt and notes payable as of December 31, 1997 were as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,
      ------------
       1998............................................................. $ 3,292
       1999.............................................................   2,037
       2000.............................................................   5,265
       2001.............................................................     800
       2002.............................................................      85
       Thereafter.......................................................     388
                                                                         -------
                                                                         $11,867
                                                                         =======

6. ACCRUED PENSION LIABILITY

  Diamond has a noncontributory defined benefit pension plan covering all employees who have met the eligibility requirements. The plan provides monthly benefits based on years of service which are subject to certain reductions if the employee retires before reaching age 65. Diamond's funding policy is to make the minimum annual contribution that is required by applicable regulations. Effective October 1992, Diamond froze the plan, restricting new participants and benefits for future service.

  Net pension cost for Diamond's defined benefit pension plan consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
      Interest cost on projected benefit obligation............. $   55  $   74
      Actual return on plan assets..............................     14     (96)
      Net amortization and deferral.............................    (70)     28
                                                                 ------  ------
          Net periodic pension cost............................. $   (1) $    6
                                                                 ======  ======

  The following table sets forth the plan's funded status and amounts recognized in the accompanying balance sheets (in thousands):

                                                                DECEMBER 31,
                                                               ---------------
                                                                1996    1997
                                                               ------  -------
      Actual present value of benefit obligations:
      Vested benefit obligation..............................  $1,089  $ 1,117
      Accumulated benefit obligation.........................  $1,089  $ 1,117
      Projected benefit obligation...........................  $1,089  $ 1,117
      Less: plan assets, consisting primarily of bonds and
       commercial mortgage notes.............................    (962)  (1,004)
                                                               ------  -------
      Projected benefit obligation in excess of plan assets..  $  127  $   113
                                                               ======  =======

                      HESKA CORPORATION AND SUBSIDIARIES

  Assumptions used by Diamond in the determination of the pension plan information consisted of the following:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
      Discount rate.............................................   7.00%   7.00%
      Expected long-term ratio of return on plan assets.........   7.75%   7.75%

7. INCOME TAXES

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. As of December 31, 1997 the Company had approximately $59.5 million of net operating loss ("NOL") carryforwards for income tax purposes and approximately $1.1 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and credit carryforwards are subject to examination by the tax authorities and expire in various years from 2003 through 2011. The Tax Reform Act of 1986 contains provisions that may limit the NOL and credit carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the Company's ability to utilize its NOL carryforwards from tax periods prior to the ownership change. The acquisition of Diamond in April 1996 resulted in such a change of ownership and the Company estimates that the resulting NOL carryforward limitation will be approximately $4.7 million per year for periods subsequent to April 19, 1996. The Company does not believe that this limitation will affect the eventual utilization of its total NOL carryforwards.

  The acquisition of Diamond was completed on a tax free basis. Accordingly, the basis of the assets for financial reporting purposes exceeds the basis of the assets for income tax purposes. The Company has recorded a deferred tax liability related to this basis difference. As the Company had previously recorded a valuation allowance against its deferred tax assets, the Company reduced its valuation allowance in an amount equal to the deferred tax liability at the date of the merger.

  The Company's NOLs represent a previously unrecognized tax benefit. Recognition of these benefits requires future taxable income, the attainment of which is uncertain, and therefore, a valuation allowance has been established for the entire tax benefit and no benefit for income taxes has been recognized in the accompanying consolidated statements of operations.

  Deferred tax assets and liabilities consist of the following (in thousands):

                                             DECEMBER 31,          DECEMBER 31,
                                                 1996     CHANGES      1997
                                             ------------ -------  ------------
      Deferred tax assets:
        Research and development credits....   $    731   $   417    $ 1,148
        Inventory valuation and reserves....         71       136        207
        Deferred revenue....................         90       (52)        38
        Pension liability...................         49        (6)        43
        Accrued compensation................        122        (1)       121
        Amortization of intangible assets...         86       132        218
        Other...............................         11        22         33
        Net operating loss carryforwards....     10,317    12,450     22,767
                                               --------   -------    -------
                                                 11,477    13,098     24,575
        Less valuation allowance............    (10,818)  (13,064)   (23,882)
                                               --------   -------    -------
                                                    659        34        693
      Deferred tax liability:
        Property and equipment..............       (659)      (34)      (693)
                                               --------   -------    -------
                                                   (659)      (34)      (693)
                                               --------   -------    -------
          Net deferred taxes................   $    --    $   --     $   --
                                               ========   =======    =======

                      HESKA CORPORATION AND SUBSIDIARIES

8. RESEARCH AND DEVELOPMENT AGREEMENTS

  In June 1994, the Company entered into agreements with Bayer AG ("Bayer"), a pharmaceutical company, pursuant to which Bayer is funding and assisting in the development of certain technologies. In return, the Company granted Bayer the option to license the technologies to manufacture certain products for sale, as well as the right to distribute for all parts of the world, except Japan and East Asia. To the extent the Company is determined to have manufacturing capabilities, under the terms of the agreement, Bayer will be required to purchase its requirements for such products from the Company.

  In exchange for the above, Bayer agreed to provide research funding to the Company, of which $1.5 million was received in 1995, $500,000 in 1996 and $550,000 in 1997. The Company expects to receive periodic research payments until June 1999 as the related expenses are incurred and specified milestones are reached. In connection with this contract, the Company recognized research revenue of $1.5 million, $1.3 million and $1.2 million for the years ended December 31, 1995, 1996 and 1997, respectively.

  Additionally, the Company will receive royalties based on a percentage of any net sales of products developed under the agreements not manufactured by the Company.

  Bayer may terminate the agreement for convenience at any anniversary, with 90 days notice, in which case, the product rights revert to the Company. In the event of such a termination, the Company would be required to pay Bayer a royalty at a modest rate on net sales of these products exceeding a specified threshold. The total amount of this royalty would not exceed the amount of research funding provided by Bayer.

  In January 1993, the Company entered into an agreement with Eisai Co., Ltd. ("Eisai") pursuant to which Eisai obtained the exclusive right to market certain products in Japan and East Asia. Under the terms of the agreement, the Company is to receive periodic payments for support of research, one half of which is only to be received upon completion of certain milestones. The Company recognized $337,000 as research and development revenue for the year ended December 31, 1995 related to this agreement. No revenue was recognized for the years ended December 31, 1996 or 1997. Although the agreement does not expire until 2008, Eisai may terminate its research support for any product with 90 days written notice.

  In October 1996, the Company and Diamond entered into three related agreements with a pharmaceutical company concerning the research, development, licensing, manufacturing and marketing of certain products. Under the research and development agreement, Diamond granted a non-exclusive, royalty-free, paid-up right and license to develop, manufacture and market certain of its bovine products. In return, the pharmaceutical company agreed to fund certain research costs associated with the development of these products, subject to the achievement of certain milestones. In connection with this research funding, the Company recognized research and development revenue of $210,000 during the fourth quarter of 1996 and $1.1 million for the year ended December 31, 1997. As additional consideration, the Company received an exclusive, royalty-free, worldwide license for certain feline biological vaccines. The Company also has a three-year agreement with the pharmaceutical company for the manufacture of these feline vaccines.

  The Company estimates its future cash flows from its existing research and development contracts, subject to scheduled completion of specified milestones, are as follows (in thousands):

           YEAR ENDING
           DECEMBER 31,
           ------------
            1998...................................... $1,195
            1999......................................    925
            2000......................................    600
                                                       ------
                                                       $2,720
                                                       ======

                      HESKA CORPORATION AND SUBSIDIARIES

9. COMMITMENTS AND CONTINGENCIES

  The Company holds certain rights to market and manufacture all products developed under certain research and development agreements with various entities. In connection with such agreements, the Company has agreed to pay the entities royalties on net product sales. In the year ended December 31, 1997, $15,000 in royalties became payable under these agreements.

  In connection with an equity investment by a pharmaceutical firm in April 1996 (see Note 10)(the "Investor"), the Company granted the Investor the rights, co-exclusive with the Company's rights, to market two products under development by the Company, the flea control vaccine and feline heartworm vaccine. The Company and the Investor have a revenue sharing arrangement for net sales of these products through the year 2005.

  In addition to the marketing agreements described above, the Company entered into a pharmaceutical screening cooperation agreement with the Investor, pursuant to which the two parties may enter into joint development arrangements to develop pharmaceutical and vaccine products. In addition, to the extent that the Company decides to grant a license to any third party for any products or technology for companion or food animal applications, the Investor must be offered first right to negotiate to acquire such license.

  In connection with the acquisition of Center (see Note 3), the Company entered into a sales and marketing agreement with a domestic distribution company which grants the right to the distribution company to market and sell Center's allergenic extracts for human use. The agreement expires in December 2002, with sales commission rates which vary from 20 to 25%.

  The Company contracts with various parties that conduct research and development on the Company's behalf. In return, the Company generally receives the right to commercialize any products resulting from these contracts. In the event the Company licenses any technology developed under these contracts, the Company will generally be obligated to pay royalties at specified percentages of future sales of products utilizing the licensed technology.

  The Company has entered into operating leases for its office and research facilities and certain equipment with future minimum payments as of December 31, 1997 as follows (in thousands):

           YEAR ENDING
           DECEMBER 31,
           ------------
            1998...................................... $1,438
            1999......................................  1,224
            2000......................................  1,040
            2001......................................    859
            2002......................................    804
            Thereafter................................  1,498
                                                       ------
                                                       $6,863
                                                       ======

  The Company had rent expense of $208,000, $564,000 and $1.3 million in 1995, 1996 and 1997, respectively.

                      HESKA CORPORATION AND SUBSIDIARIES

10. CAPITAL STOCK

Preferred Stock

  Preferred stock consisted of the following until July 1997 when the Company completed a public offering and converted all of the outstanding shares of Series A, B, C, D, E and F Preferred Stock into 11,289,388 shares of Common
Stock:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996    1997
                                                                  ------- ------
                                                                  (IN THOUSANDS)
   Series A, $.001 par value, 300,000 shares authorized; 300,000 and no shares issued and outstanding, converted into Common
    Stock in connection with the IPO............................  $   300 $  --
   Series B, $.001 par value, 250,000 shares authorized; 250,000 and no shares issued and outstanding, respectively,
    converted into Common Stock in connection with the IPO......      500    --
   Series C, $.001 par value, 1,346,400 shares authorized;
    1,340,000 and no shares issued and outstanding,
    respectively, converted into Common Stock in connection with
    the IPO.....................................................    3,350    --
   Series D, $.001 par value, 824,992 shares authorized; 800,000 and no shares issued and outstanding, respectively,
    converted into Common Stock in connection with the IPO......    2,600    --
   Series E, $.001 par value, 5,100,000 shares authorized;
    4,769,999 and no shares issued and outstanding,
    respectively, converted into Common Stock in connection with
    the IPO.....................................................   19,838    --
   Series F, $.001 par value, 3,000,000 shares authorized;
    3,000,000 and no shares issued and outstanding,
    respectively, converted into Common Stock in connection with
    the IPO.....................................................   36,000    --
                                                                  ------- ------
                                                                  $62,588 $  --
                                                                  ======= ======

  In 1996, the Company increased the total authorized number of preferred shares to 25,000,000. Preferred stock may be issued in one or more series with rights and dividend preferences determined by the board of directors.

  In April 1996, the Company issued 3,000,000 shares of its Series F preferred stock to a pharmaceutical firm (the "Investor") at $12.00 per share. In connection with this equity investment, the Company and the Investor signed certain joint marketing, pharmaceutical screening and product development agreements. As a result of the agreements between the Company and the Investor, the Investor was granted first right of refusal to negotiate for future distribution of certain products. In addition, the two parties will participate with royalty rights on sales of specified products (see Note 9).

Common Stock

  In July 1997, the Company completed its IPO of 5,637,850 shares of Common Stock (including an underwriters' over-allotment option exercised for 637,850 shares) at a price of $8.50 per share, providing the Company with net proceeds of approximately $43.9 million. Upon closing of the IPO, all of the outstanding shares of Series A, B, C, D, E and F Preferred Stock were automatically converted into 11,289,388 shares of Common Stock.

                      HESKA CORPORATION AND SUBSIDIARIES

  The Company has granted stock purchase rights to acquire 322,000 shares of common stock to key executives pursuant to the 1994 Key Executive Stock Plan. As of December 31, 1997, executives had exercised all of these stock purchase rights by executing promissory notes payable to the Company. The fair market value of the underlying Common Stock equaled the exercise price on the date of grant and the date of exercise. The notes mature in six years, bear interest at 7.5% and are secured by a pledge of certain shares of the Company's Common Stock. Under the terms of the Key Executive Stock Plan, if the purchaser's relationship with the Company ceases for any reason within 48 months of the grant date, the Company may, within 90 days following termination, repurchase at the original exercise price all of the stock which has not vested. The stock vests ratably over a 48 month period. During the years ended December 31, 1996 and 1997, 170,350 and 250,834 shares had vested and been released from the purchase option, respectively.

Stock Option Plans

  The Company has a stock option plan which authorizes the grant of stock options and stock purchase rights to employees, officers, directors and consultants of the Company to purchase shares of common stock. In 1997, the board of directors adopted the 1997 Stock Incentive Plan (the "1997 Plan") and terminated two prior option plans. All shares remaining available for grant under the terminated plans were rolled into the 1997 Plan. The Board also increased the total number of shares of Common Stock reserved for issuance under the 1997 Plan to 3,495,254. The number of shares reserved for issuance under the plan increases automatically on January 1 of each year by a number equal to the lesser of (a) 1,500,000 shares or (b) 5% of the shares of Common Stock outstanding on the immediately preceding December 31. The number of shares reserved for issuance as of January 1, 1998 was 4,437,955.

  The stock options granted by the board of directors may be either incentive stock options ("ISO") or nonstatutory stock options ("NSO") and expire as determined by the board of directors. The purchase price for options under the plan may be no less than 100% of fair market value for ISOs or 85% of fair market value for NSOs. Options granted will expire no later than the tenth anniversary subsequent to the date of grant or 90 days following termination of employment, except in cases of death or disability, in which case the options will remain exercisable for up to twelve months. Under the terms of the 1997 Plan, in the event the Company is sold or merged, options granted will either be assumed by the surviving corporation or vest immediately.

Statement Of Financial Accounting Standards No. 123 ("SFAS 123")

  SFAS 123, Accounting for Stock-Based Compensation, defines a fair value based method of accounting for employee stock options, employee stock purchases, or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1995, 1996 and 1997, using the Black-Scholes pricing model and the following weighted average assumptions:

                                                   1995       1996       1997
                                                ---------- ---------- ----------
      Risk-free interest rate..................      5.93%      6.12%      6.49%
      Expected lives........................... 3.30 years 3.11 years 4.93 years
      Expected volatility......................        80%        80%        72%
      Expected dividend yield..................         0%         0%         0%

                      HESKA CORPORATION AND SUBSIDIARIES

  To estimate expected lives of options for this valuation, it was assumed options will be exercised at varying schedules after becoming fully vested dependent upon the income level of the option holder. For measurement purposes, options have been segregated into three income groups, and estimated exercise behavior of option recipients varies from zero to one year from the date of vesting, dependent on income group (less highly compensated employees are expected to have shorter holding periods). All options are initially assumed to vest. Cumulative compensation cost recognized in pro forma basic net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock has only recently been publicly traded, the expected market volatility was estimated for 1995 and 1996 using the estimated average volatility of four publicly held companies which the Company believes to be similar with respect to the markets in which they compete. Actual volatility of the Company's stock has been slightly lower than this estimate since the date of the Company's IPO and was used for 1997 computations. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

  The total fair value of options granted was computed to be approximately $1.2 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively. The amounts are amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $367,000 and $1.8 million for 1996 and 1997, respectively.

  A summary of the Company's stock option plans is as follows:

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                               1996                1997
                                        ------------------- -------------------
                                                   WEIGHTED            WEIGHTED
                                                   AVERAGE             AVERAGE
                                                   EXERCISE            EXERCISE
                                         OPTIONS    PRICE    OPTIONS    PRICE
                                        ---------  -------- ---------  --------
Outstanding at beginning of period..... 1,279,592  $0.2973  1,898,992  $0.6250
  Granted..............................   794,624  $1.1031  1,022,250  $3.6177
  Cancelled............................   (72,942) $0.4634    (96,017) $1.8866
  Exercised............................  (102,282) $0.3559   (398,340) $0.3579
                                        ---------           ---------
Outstanding at end of period........... 1,898,992  $0.6250  2,426,885  $1.8795
                                        =========           =========
Exercisable at end of period...........   850,662  $0.4049    983,977  $0.8951
                                        =========           =========

  The weighted average exercise prices and weighted average estimated fair value of options granted during the years ended December 31, 1996 and 1997 were as follows:

                                          YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                                     1996                        1997
                          -------------------------- ----------------------------
                                  WEIGHTED                     WEIGHTED
                                   AVERAGE  WEIGHTED            AVERAGE  WEIGHTED
                          NUMBER  ESTIMATED AVERAGE            ESTIMATED AVERAGE
                            OF      FAIR    EXERCISE NUMBER OF   FAIR    EXERCISE
                          OPTIONS   VALUE    PRICE    OPTIONS    VALUE    PRICE
                          ------- --------- -------- --------- --------- --------
Exercise price equal to
 estimated fair value...  133,523  $0.2400  $0.7147    167,400  $5.4622  $9.3684
Exercise price less than
 estimated fair value...  661,101   1.8223   1.2000    854,850   3.5078   2.4916
                          -------                    ---------
                          794,624  $1.5157  $1.1031  1,022,250  $3.8279  $3.6177
                          =======                    =========

  The Company recorded deferred compensation (as calculated under APB 25) of $879,000 as of December 31, 1996 and $1.4 million during the year ended December 31, 1997 based on the difference between the estimated fair value of the underlying common stock of $1.80 per share and $4.65 per share, respectively, and

                      HESKA CORPORATION AND SUBSIDIARIES
the relative weighted average exercise prices of options of $1.20 per share and $2.49 per share, respectively, for options to purchase 661,101 and 854,850 shares of Common Stock, respectively. Deferred compensation is being amortized over the applicable vesting periods, or 48 months. Amortization of deferred compensation totaled $525,000 in the year ended December 31, 1997. Amortization of deferred compensation during the year ended December 31, 1996 was not material.

  The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
               ------------------------------------- --------------------------
                 NUMBER OF      WEIGHTED
                  OPTIONS        AVERAGE    WEIGHTED                   WEIGHTED
               OUTSTANDING AT   REMAINING   AVERAGE  NUMBER OF OPTIONS AVERAGE
  EXERCISE      DECEMBER 31,   CONTRACTUAL  EXERCISE  EXERCISABLE AT   EXERCISE
   PRICES           1997      LIFE IN YEARS  PRICE   DECEMBER 31, 1997  PRICE
  --------     -------------- ------------- -------- ----------------- --------
$0.15               90,492        3.58      $ 0.1500       90,492      $ 0.1500
$0.25              156,258        5.48      $ 0.2500      156,258      $ 0.2500
$0.35              579,768        7.43      $ 0.3500      318,450      $ 0.3500
$1.20            1,036,156        8.72      $ 1.2000      347,384      $ 1.2000
$3.00              233,876        9.21      $ 3.0000       42,506      $ 3.0000
$5.00              168,235        9.37      $ 5.0000       21,645      $ 5.0000
$8.63-$12.50       146,850        9.60      $ 8.9131        7,127      $ 8.7591
$13.63-$14.50       15,250        9.83      $13,8154          115      $13.9477
                 ---------                                -------
$0.15-$14.50     2,426,885        8.17      $ 1.8795      983,977      $ 0.8951
                 =========                                =======

Employee Stock Purchase Plan (the "ESPP")

  Under the 1997 Employee Stock Purchase Plan, the Company is authorized to issue up to 250,000 shares of common stock to its employees. Employees of the Company and its U.S. subsidiaries who work at least 20 hours per week are eligible to participate. Under the terms of the plan, employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-enrollment period or end-of-measurement period market price. Each enrollment period is two years, with six month measurement periods ending July 30 and December 31.

  The Company has computed the fair values of stock purchased under the ESPP in 1997, using the Black-Scholes pricing model and the following weighted average assumptions:

                                                                          1997
                                                                         -------
      Risk-free interest rate...........................................  5.69%
      Expected lives.................................................... 2 years
      Expected volatility...............................................   72%
      Expected dividend yield...........................................   0%

  The total fair value of stock sold under the ESPP was computed to be approximately $103,000 for the year ended December 31, 1997 with a weighted-average fair value of the purchase rights granted of $4.73 per share. Pro forma stock-based compensation, net of the effect of forfeitures, was $103,000 in 1997 for the ESPP.

                      HESKA CORPORATION AND SUBSIDIARIES

Pro Forma Basic Net Loss per Share under SFAS 123

  If the Company had accounted for all of its stock-based compensation plans in accordance with SFAS 123, the Company's net loss would have been reported as follows (in thousands, except per share amounts):

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
      Net loss:
        As reported.............................. $ (4,566) $(17,975) $(37,292)
                                                  ========  ========  ========
        Pro forma (unaudited).................... $ (4,604) $(18,342) $(39,101)
                                                  ========  ========  ========
      Pro forma basic net loss per share:
        As reported (unaudited)..................           $  (1.35) $  (2.33)
                                                            ========  ========
        Pro forma (unaudited)....................           $  (1.38) $  (2.44)
                                                            ========  ========

Stock Warrants

  The Company had issued warrants to purchase 6,400 shares of Series C preferred stock at an exercise price of $2.50 per share and 6,225 shares, 267 shares and 18,500 shares of Series D preferred stock at an exercise price of $3.25 per share in connection with certain leases discussed in Note 4. Upon the closing of the IPO, the rights were converted to warrants to purchase the Company's common stock at the original exercise prices. These warrants expire on November 7, 1998, June 7, 2002, December 30, 2002 and October 20, 2003, respectively. In September 1997, the Company issued 5,323 shares of common stock in exchange for the warrant for 6,400 shares at an exercise price of $2.50 per share in a cashless "net" exercise. No other warrants have been exercised as of December 31, 1997.

11. MAJOR CUSTOMERS

  The Company had sales of greater than 10% of total revenue to only one customer during the years ended December 31, 1996 and 1997. This customer, which represented 64% and 29% of total revenues, respectively, purchases vaccines from Diamond.

                      HESKA CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             1995  1996   1997
                                                             ---- ------ ------
                                                               (IN THOUSANDS)
Cash paid for interest...................................... $ 55 $  331 $1,119
Non-cash investing and financing activities:
  Issuance of debt related to acquisitions..................  --     207  3,465
  Issuance of preferred stock and options to purchase common stock in exchange for the common stock of Diamond, net of
   cash acquired............................................  --   7,058    --
  Issuance of common and preferred stock related to acquisi-
   tions, net of cash
   acquired.................................................  --     --   3,892
  Reduction in future payment on debt to customer in ex-
   change for the granting of certain rights................  --   1,250    --
  Issuance of preferred stock in exchange for cancellation
   of indebtedness, including accrued interest..............  639    --     --
  Purchase of assets under direct capital lease financing...  416    --     894

13. GEOGRAPHIC SEGMENT REPORTING

  The Company manufactures and markets its products in two major geographic areas, North America and Europe. The Company's two manufacturing facilities are located in North America.

  All revenues from research and development are earned in North America by Heska or Diamond. There have been no significant exports from North America or Europe.

  In 1997, European subsidiaries purchased products from North America for sale to European customers. Transfer prices to foreign subsidiaries are intended to allow the North American companies to produce profit margins commensurate with their sales and marketing efforts. Prior to 1997, the Company had neither foreign subsidiaries, nor foreign revenues. Certain information by geographic area is as follows (in thousands):

                                                YEAR ENDED DECEMBER 31, 1997
                                              ----------------------------------
                                              NORTH AMERICA EUROPE  CONSOLIDATED
                                              ------------- ------  ------------
Product revenues, net........................   $ 16,075    $2,224    $ 18,299
Loss from operations.........................   $(37,187)   $ (581)   $(37,768)
Identifiable assets..........................   $ 63,379    $1,869    $ 65,248

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Diamond Animal Health, Inc.
Des Moines, Iowa

  We have audited the accompanying statements of income and cash flows of Diamond Animal Health, Inc. for the year ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Diamond Animal Health, Inc. for the year ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

Des Moines, Iowa
May 14, 1996

                          DIAMOND ANIMAL HEALTH, INC.

                              STATEMENT OF INCOME

                           YEAR ENDED MARCH 31, 1996
                                 (in thousands)

                                                                         1996
                                                                        -------
Net sales (Note 6)..................................................... $ 8,124
Cost of goods sold.....................................................   6,467
                                                                        -------
    Gross profit.......................................................   1,657
Selling, general and administrative expenses (Note 5)..................   2,829
                                                                        -------
    Operating loss.....................................................  (1,172)
                                                                        -------
Financial expense:
  Interest income......................................................      12
  Interest (expense)...................................................    (426)
                                                                        -------
                                                                           (414)
                                                                        -------
Loss before income tax benefit.........................................  (1,586)
Income tax benefit (Note 4)............................................    (130)
                                                                        -------
    Net loss........................................................... $(1,456)
                                                                        =======


                       See Notes to Financial Statements.

                          DIAMOND ANIMAL HEALTH, INC.

                            STATEMENT OF CASH FLOWS

                           YEAR ENDED MARCH 31, 1996
                                 (in thousands)

                                                                        1996
                                                                       -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)................................................... $(1,456)
  Adjustments to reconcile net income (loss) to net cash (used in) op-
   erating activities:
    Depreciation......................................................     159
    Amortization......................................................      23
    Noncash pension expense...........................................       7
    Noncash interest expense..........................................     195
    Change in operating assets and liabilities:
      (Increase) in trade receivables.................................     (37)
      (Increase) in income tax refund claim receivable................    (160)
      (Increase) in inventories.......................................    (667)
      (Increase) in prepaid expenses..................................     (70)
      Decrease in other assets........................................      16
      Increase in accounts payable....................................     421
      Increase in accrued expenses....................................     152
      Increase in customer deposits...................................     623
                                                                       -------
        Net cash (used in) operating activities.......................    (794)
                                                                       -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment..................................    (218)
                                                                       -------
        Net cash (used in) investing activities.......................    (218)
                                                                       -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from debt..................................................   1,505
  Principal payments on debt, including capital lease obligations.....    (482)
                                                                       -------
        Net cash provided by financing activities.....................   1,023
                                                                       -------
        Net increase in cash..........................................      11
CASH
  Beginning...........................................................      83
                                                                       -------
  Ending.............................................................. $    94
                                                                       -------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash payments for:
    Interest.......................................................... $   221
    Income taxes......................................................       5
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Accretion (valuation) of redeemable common stock purchase warrants
   (Note 3)...........................................................    (116)
  Capital lease obligations incurred for the purchase of equipment....     136
  347,028 shares of common stock issued in exchange for redeemable
   common stock purchase warrants, net of $100 cash secured (Note 3)..     135
  (Decrease) in minimum pension liability as stockholder's equity.....     (24)

                       See Notes to Financial Statements.

                          DIAMOND ANIMAL HEALTH, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business: Diamond Animal Health, Inc. (the "Company") manufactures and sells animal health products to the agricultural and veterinary markets in the United States, Canada and Europe. The Company, which was incorporated in 1993 and began operations in its current legal form in 1994, is a successor corporation to an original manufacturing company which was founded in 1952.

 Significant accounting policies:

  Cost of goods sold: Inventories are stated at the lower of cost, determined by using first-in, first-out (FIFO) method, or market.

  Depreciation: Depreciation is provided on the straight-line method over the estimated useful lives of the assets, including 10 to 15 years for buildings and 5 to 10 years for machinery and equipment. It is the Company's policy to include amortization of assets acquired under capital leases with depreciation expense on owned assets.

  Amortization: Costs incurred in connection with the organization of the Company are amortized on the straight-line basis over five years.

  Deferred taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Stock options and awards: Employee stock options and awards are accounted for in accordance with Accounting Principles Board Opinion No. 25 using the intrinsic value method. Under that method, the excess of the fair value of the underlying stock over the exercise price is determined at the measurement date and recognized as compensation expense over the related service period.

  Research and development: Expenditures for research and development are charged to expense as incurred. Expense for the year ended March 31, 1996 was approximately $1,455,000.

  Revenue recognition: Revenue is recognized upon shipment of orders.

  Estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RENT EXPENSE

  The Company leases its primary production and office facility under a noncancelable operating lease expiring on December 31, 1998. The lease contains a five-year renewal option exercisable at the option of the Company. In addition, the Company leases certain office equipment and autos under operating leases expiring from February 1997 to May 2000. Total rent expense was approximately $182,000 for the year ended March 31, 1996.

NOTE 3. REDEEMABLE COMMON STOCK PURCHASE WARRANTS

  In connection with the initial capitalization of the Company, warrants were issued to subordinated lenders to purchase a total of 337,028 shares of common stock at an exercise price of $.005 per share. Total proceeds

                          DIAMOND ANIMAL HEALTH, INC.

received from the lenders were allocated to long-term debt and warrants based on fair value, resulting in an initial carrying value of the warrants of $133,000. The carrying value of the warrants was being accreted to the estimated redemption price on a pro-rata basis over the period until the initial redemption date, with a corresponding credit to retained earnings of $(116,000) for the year ended March 31, 1996. All warrants were exercised during the year ended March 31, 1996. Under a similar agreement, warrants to purchase 20,000 shares of common stock were issued in March 1996, with 10,000 warrants exercised at $.01 per share and the remaining 10,000 exercised subsequent to year-end at $.01 per share.

NOTE 4. INCOME TAXES

  The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income (loss) from continuing operations for the year ended March 31, 1996 due to the following:

                                                                       1996
                                                                     ---------
   Computed "expected" benefit...................................... $(544,000)
   Increase in valuation allowance..................................   414,000
                                                                     ---------
                                                                     $(130,000)
                                                                     =========

  At March 31, 1996, the Company had research and development tax credit carryforwards of approximately $370,000 which expire in 2000 through 2003. The Company also had net operating loss carryforwards of $567,000 which expire in the year 2010.

NOTE 5. EMPLOYEE BENEFIT PLANS

  The Company has a noncontributory defined benefit pension plan covering all employees who have met the eligibility requirements. The plan provides monthly benefits based on years of service which are subject to certain reductions if the employee retires before reaching age 65. Substantially all employees were eligible for the plan prior to the plan being frozen. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations. Effective October 1992, the Company froze the plan restricting new participants and benefits for future service.

  Net pension cost for the Company's defined benefit pension plan consisted of the following components for the year ended March 31, 1996:

                                                                        1996
                                                                      ---------
   Interest cost on projected benefit obligation..................... $  72,000
   Actual return on plan assets......................................  (171,000)
   Net amortization and deferral.....................................   106,000
                                                                      ---------
                                                                      $   7,000
                                                                      =========

                          DIAMOND ANIMAL HEALTH, INC.

  Assumptions used by the Company in the determination of the pension plan information consisted of the following as of March 31, 1996:

   Discount rate.......................................................... 7.00%
   Expected long-term rate of return on plan assets....................... 7.75%

  The Company has a 401(k) plan covering substantially all full-time employees. Under the terms of the plan, participants may contribute up to 15% of the salary to the plan. The Company matches certain employee contributions, depending on length of service with the Company. Expense related to this plan was approximately $82,000 for the year ended March 31, 1996. The Company also has a defined contribution plan covering substantially all full-time employees. The Company contributed 3% of all eligible employee earnings for the year ended March 31, 1996. Expense related to this plan was approximately $108,000 for the year ended March 31, 1996.

  The Company has an employee stock option plan providing for the issuance of up to 337,028 shares of the Company's common stock. The plan provides for options to be issued to key employees at an exercise price of not less than fair market value with a term of ten years and a month to exercise from date of grant. At March 31, 1996 the Company had options outstanding for a total of 129,737 shares at an exercise price of $3.18 per share, all of which were fully vested and exercisable and expire in the years ending March 31, 2005 and 2006.

NOTE 6. MAJOR CUSTOMER

  Approximately 71% of the Company's revenues for the year ended March 31, 1996 were derived from the Company's major customer representing sales of approximately $5,766,000. The Company has a supply agreement with the customer which obligates the customer to purchase a minimum quantity of vaccines from the Company annually on a calendar year basis starting January 1, 1996. The agreement is effective through June 1999, renewable annually thereafter. This agreement is terminable by either party for material breach which remains uncured by the other party or after June 30, 1999 on 18 months' written notice.

NOTE 7. INTEREST EXPENSE

  The Company had long-term debt, bank and other notes payable totaling $5,347,000 at March 31, 1996 at interest rates ranging primarily from 8% to 10%.

                       [INSIDE BACK COVER OF PROSPECTUS]

[PHOTOGRAPHS OF DOG, CAT AND HORSE AND DRAWINGS OF THE LOGOS OF HESKA'S SUBSIDIARIES, BLOXHAM LABORATORIES, LTD., CMG CENTRE MEDICAL DES GRAND'PLACES SA, DIAMOND ANIMAL HEALTH, AND CENTER LABORATORIES, INCORPORATED. APPEAR HERE]


 CAPTION READS: OUR MISSION: TO IMPROVE THE HEALTH AND WELL-BEING OF COMPANION
                           ANIMALS AND THEIR OWNERS.

================================================================================

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Price Range of Common Stock..............................................  14
Dividend Policy..........................................................  15
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  22
Management...............................................................  41
Principal and Selling Stockholders.......................................  49
Certain Transactions.....................................................  51
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Certain Considerations for
 Non-United States Holders...............................................  55
Underwriting.............................................................  57
Legal Matters............................................................  59
Experts..................................................................  59
Available Information....................................................  59
Index to Consolidated Financial Statements............................... F-1

================================================================================

                               5,000,000 SHARES

                   [LOGO OF HESKA CORPORATION APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.

                          CREDIT SUISSE FIRST BOSTON

                               HAMBRECHT & QUIST

                               FEBRUARY 25, 1998

================================================================================